As filed with the Securities and Exchange Commission on March 3, 2004
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

WESTCON GROUP, INC.
(Exact Name of Registrant as Specified in Its Charter)

DELAWARE	5045	13-3446153
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

	520 White Plains Road
	Tarrytown, NY 10591
	(914) 829-7000
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

John P. O’Malley III
Vice President, Finance and
Chief Financial Officer
Westcon Group, Inc.
520 White Plains Road
Tarrytown, NY 10591
(914) 829-7000
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:
JEFFREY SMALL		MICHAEL D. NATHAN
Davis Polk & Wardwell		Simpson Thacher & Bartlett LLP
450 Lexington Avenue		425 Lexington Avenue
New York, New York 10017		New York, New York 10017
(212) 450-4000		(212) 455-2000

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. ☐

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

       If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

Title Of Each Class Of Securities To Be Registered	Proposed Maximum Offering Price Per Unit(1)(2)	Amount Of Registration Fee
Common Stock, par value $0.01 per share	$115,000,000	$14,571(3)
(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act.

(2)	Includes shares of Common Stock which the underwriters have the option to purchase to cover over-allotments, if any.

(3)	A registration fee of $25,000 was previously paid in connection with the Registration Statement on Form S-1 (No. 333-53650) filed by the Registrant on January 12, 2001 and withdrawn on January 16, 2004. Pursuant to Rule 457(p) under the Securities Act, the filing fee of $25,000 previously paid may be applied to the total filing fee of $14,571 for this Registration Statement. Accordingly, no filing fee is due in connection with this filing.

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated March 3, 2004

PROSPECTUS

Shares

Common Stock

We are offering             shares of our common stock in this initial public offering. No public market currently exists for our common stock.

We have applied to have the shares listed on the Nasdaq National Market under the symbol “WCGP”. We anticipate that the initial public offering price will be between $           and $           per share.

      Investing in our common stock involves risks. See “Risk Factors” beginning on page 6.

	Per Share	Total

Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds to Westcon (before expenses)	$	$

Datatec Limited, our majority stockholder, has granted the underwriters a 30-day option to purchase up to               additional shares of common stock owned by it at the public offering price less the underwriting discount to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Lehman Brothers, on behalf of the underwriters, expects to deliver the shares on or about         , 2004.

LEHMAN BROTHERS
MERRILL LYNCH & CO.
SG COWEN
ROBERT W. BAIRD & CO.

             , 2004

TABLE OF CONTENTS

	Page		Page

Prospectus Summary	1	Management	52
The Offering	4	Certain Relationships and Related Transactions	62
Risk Factors	6	Principal Stockholders	65
Special Note Regarding Forward-Looking		Description of Capital Stock	67
Statements	14	Material United States Federal Tax
Use of Proceeds	15	Consequences to Non-United States Holders	70
Dividend Policy	15	Shares Eligible for Future Sale	72
Capitalization	16	Underwriting	74
Dilution	17	Legal Matters	78
Selected Consolidated Financial Data	18	Experts	78
Management’s Discussion and Analysis of		Where You Can Find Additional Information	79
Financial Condition and Results of		Index to Consolidated Financial Statements	F-1
Operations	20
Business	41

     Until                     , 2004, 25 days after the date of this prospectus, all dealers that effect transactions in our shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PROSPECTUS SUMMARY

     This summary highlights key aspects of the information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, especially the risks of investing in our common stock discussed under “Risk Factors.”

Westcon Group, Inc.

     We are a specialty distributor of networking and communications equipment for leading technology vendors, principally Cisco Systems Inc., Nortel Networks Corporation and Avaya Inc. Our vendors rely upon us as an important indirect sales channel focused on selling their technologically advanced products. Our customers, who are resellers, systems integrators and service providers, typically do not have direct relationships with our vendors. We provide our customers with the necessary technical expertise, sales support and services required to resell, install and support these products. We also provide our customers with solutions that integrate products manufactured by other vendors, many of whose products are complementary to those of our principal vendors. We have expertise in selling products that enable the convergence of voice, data and video applications and technologies, including voice-over Internet protocol, or VoIP, as well as products that provide security for networking and communications systems.

     Networking and communications equipment vendors are increasingly utilizing outsourced providers of business-critical services, such as distribution and manufacturing, to improve their profitability and liquidity. These vendors rely upon distributors to address the highly fragmented market consisting of resellers, systems integrators and service providers who lack the requisite technical understanding to identify and install complex products and solutions best suited to meet end-user customer needs. We believe that the vendors' reliance on these indirect sales channels, both in the United States and internationally, will continue to grow as the complexity of their products continues to increase and as vendors seek to increase efficiency and reduce costs. In the United States, we are one of only three distributors of Cisco products, one of five major distributors of Nortel data networking and voice products and one of only two distributors that sell and support Avaya's full line of products.

     We seek to generate higher gross margins than broadline distributors by focusing on solutions that incorporate our vendors’ more complex and technologically advanced products, including convergence and security, instead of focusing on selling less complex, more broadly distributed products primarily on the basis of price and availability alone. During the nine months ended November 30, 2003, we generated revenue of $1.4 billion and gross margins of 8.5%.

     We believe the following factors are important to our business:

  Growth of networking and communications market. As commercial enterprises and governmental entities upgrade, expand and replace their networks, they will need to acquire new networking and communication equipment such as switches, hubs and routers. According to International Data Corporation, or IDC, a third party research firm, the overall end-user enterprise networking and communications equipment industry is expected to grow from $23.5 billion in 2003 to $32.1 billion in 2008.

  Convergence of voice, data and video communications. Recent technological developments allow a single network to reliably carry voice, data and video traffic which may provide organizations significant cost savings and increased productivity. According to IDC, the market for converged telephone systems (Internet protocol PBX systems and Internet protocol telephones) is expected to grow from $2.3 billion in 2003 to $7.9 billion in 2008.

  Increased demand for network security. Interconnectivity of networks and connections to the Internet expose networks to unauthorized intrusions from viruses, hackers and spammers. Organizations are increasingly investing in network security systems, software and applications to protect critical data, communications systems and facilities. As a result, the market for network security infrastructure is expected to grow from $2.7 billion in 2003 to $4.0 billion in 2007 according to Gartner, Inc., a third-party research firm.

  Continued development of Internet-based applications. High-speed Internet connections enable organizations to increase productivity by deploying new services and applications such as video, virtual private networks, mobility, remote data storage and remote access which requires upgrades, expansion and replacement of networks and related components. Internet protocol devices such as wireless local area network access points, phones, personal digital assistants and handheld computers enhance the value and extend the capabilities of networks. According to Dell’Oro Group, a third-party research firm, 1.05 million Internet protocol phones were shipped in the third calendar quarter of 2003, representing the first quarter in which more than one million of such phones were shipped.

     As a specialty distributor of networking and communications products, we offer significant benefits to both our networking and communications equipment vendors and our reseller, systems integrator and service provider customers. Our vendors benefit from our expanded sales reach, vendor-focused sales organization, product support and logistics, management and administrative services. Our customers benefit from our specialty sales and support services, training and marketing programs, technology centers and logistics, management and administrative services.

     Our strategy is to be a leading specialty distributor for our vendors in the networking and communications equipment industry and to increase our market share in higher-growth segments such as converged networks, security and Internet protocol based applications and devices. To achieve our strategic objective, we intend to continue to:

  Enhance our specialty sales and support services and develop new services for our vendors and customers;

  Expand and enhance our relationships with our vendors by capitalizing on the consolidation of the distribution channel;

  Increase our convergence and security revenue and broaden our convergence and security-related product offerings, including VoIP systems and security solutions;

  Add new technologies and vendors to our product portfolio that are complementary to the products of our principal vendors;

  Pursue acquisitions to expand internationally, including in sales territories important to our principal vendors, and to add new vendors and products to our portfolio; and

  Focus on financial efficiencies by managing our working capital to maintain and, when possible, improve our liquidity.

Corporate Information

     We were established in 1985 as a New York corporation. We were reincorporated on January 10, 2001 as a Delaware corporation. Our principal executive office is located at 520 White Plains Road, Tarrytown, New York 10591, and our telephone number is (914) 829-7000. Our website address is www.westcongroup.com. We do not intend the information contained in our website to be part of this prospectus.

Our Relationship with Datatec Limited

     Since August 1998, Datatec Limited, a networking technology and services company incorporated in South Africa, has been our majority stockholder. Datatec is a publicly traded company listed on the JSE Securities Exchange in South Africa. As of November 30, 2003, Datatec owned 92.5% of our outstanding common stock. After the completion of this offering, assuming that the underwriters do not exercise their over-allotment option,

Datatec will own        % of our outstanding common stock. For Datatec’s most recent fiscal year, we represented 78.9% of Datatec’s consolidated revenue. Datatec has helped us finance our business in the past but we do not intend to incur any additional indebtedness from Datatec in the future. See “Use of Proceeds,” “Certain Relationships and Related Transactions—History of Ownership by Datatec” and “Certain Relationships and Related Transactions —Agreements with Datatec” for additional information about our relationship with Datatec.

     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different from that contained in this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy shares in any jurisdiction where such offer or any sales of shares would be unlawful. The information in this prospectus is complete and accurate only as of the date of the front cover regardless of the time of delivery of this prospectus or of any sale of our common stock. In this prospectus, the “Company,” “our company,” “Westcon Group,” “we,” “us” and “our” refer to Westcon Group, Inc., a Delaware corporation, and its consolidated subsidiaries. During the eleven months ended February 29, 2000, we changed our fiscal year-end from March 31 to the last day in February. All references to our fiscal years in this prospectus are for the years ended March 31, 1999 (“Fiscal 1999”), February 28, 2001 (“Fiscal 2001”), February 28, 2002 (“Fiscal 2002”), February 28, 2003 (“Fiscal 2003”), the year ending February 29, 2004 (“Fiscal 2004”) and for the eleven months ended February 29, 2000 (“Fiscal 2000”).

The Offering

Common stock offered by us	shares

Common stock to be outstanding after this offering	shares

Use of proceeds	We intend to use approximately $5.7 million of the net proceeds from this offering to repay a portion of our outstanding loan and accrued interest payable to Datatec, and the remainder of the proceeds for general corporate purposes, including working capital and future acquisitions of businesses and assets that complement and expand our existing operations. Datatec will receive the net proceeds from the sale of any common stock by it if the underwriters exercise their over-allotment option. See “Use of Proceeds.”

Proposed Nasdaq National Market symbol	WCGP

     The number of shares of common stock that will be outstanding after this offering is based on the number of shares outstanding on November 30, 2003 and excludes:

  2,681,850 shares of common stock subject to stock options outstanding as of November 30, 2003 with an exercise price of $6.40 per share, 538,350 of which were exercisable as of November 30, 2003 and an additional 1,853,094 of which had vested as of November 30, 2003 and will become exercisable upon our completing an initial public offering of our common stock; and

  3,500,000 shares of common stock that will become available for future grant or issuance under the Westcon Group, Inc. Long-Term Incentive Plan that we intend to adopt prior to the completion of this offering.

     Unless otherwise indicated, all information in this prospectus assumes that the underwriters will not exercise the over-allotment option granted by Datatec to purchase up to            additional shares of common stock in this offering.

Summary Consolidated Financial Data

     The following tables summarize consolidated financial data regarding our business and should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	Years Ended February 28,			Nine Months Ended November 30,

	2001	2002	2003	2002	2003

	(in thousands, except per share amounts)
Consolidated Statement of Operations Data:
Revenue	$2,065,808	$1,687,448	$1,649,247	$1,235,039	$1,362,889
Gross profit	229,473	174,319	144,240	110,175	116,423
Income (loss) from operations(1)	93,190	42,961	(86,592)	(84,943)	20,773
Net income (loss)(1)	58,755	15,563	(91,573)	(88,116)	6,535
Net income (loss) per share – basic	$1.26	$0.34	$(1.97)	$(1.90)	$0.14
Net income (loss) per share – diluted	$1.26	$0.34	$(1.97)	$(1.90)	$0.14

	November 30, 2003

	Actual	As Adjusted(2)

	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$115,726	$
Working capital	215,227
Total assets	757,497
Lines of credit	93,504
Long-term debt – Datatec	35,674
Total stockholders’ equity	280,255

(1)	In Fiscal 2003, we adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (“SFAS No. 142”). In accordance with SFAS No. 142, we ceased amortization of goodwill which was $10.5 million and $11.1 million in Fiscal 2001 and Fiscal 2002, respectively. In addition, in Fiscal 2003 we recorded a $105.2 million goodwill impairment charge relating to our Comstor division.

(2)	As adjusted amounts give effect to our issuance and sale of shares of common stock in this offering at an assumed initial public offering price of $ per share, the midpoint of the range set forth on the cover page of this prospectus, and the application of the estimated net proceeds of this offering, after deducting the underwriting discount and estimated offering expenses payable by us, as set forth under “Use of Proceeds” and “Capitalization.”

RISK FACTORS

     You should carefully consider the following information about the risks described below, together with the financial and other information contained in this prospectus, before you decide to buy our common stock. If any of the events or contingencies described below actually occurs, our business, financial condition, results of operations or cash flows could be materially adversely affected. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Business and Industry

Because we depend on a limited number of principal vendors, especially Cisco, for the products we sell, the loss of, or a material adverse change to, our relationship with any of them would seriously harm our business, financial condition, results of operations and cash flows.

     We derive a substantial portion of our revenue from the sale of products we purchase from Cisco Systems, Nortel Networks and Avaya, whose products collectively accounted for approximately 75% of our consolidated revenue in Fiscal 2003 and the nine months ended November 30, 2003. We are especially dependent on Cisco, whose products accounted for approximately 52% and approximately 55% of our consolidated revenue in the same two periods. Our purchase agreements with these vendors permit the vendor to terminate at any time with cause and without cause upon 30 to 180 days notice, depending on the vendor. If any one of our principal vendors, especially Cisco, terminates, fails to renew or materially adversely changes its agreement or arrangements with us, our business, financial condition, results of operations and cash flows would be materially adversely affected. See “Business—Agreements with Vendors” for additional information about the terms of our agreements with our vendors.

A significant reduction in demand for the products of any of our principal vendors would have a material adverse effect on our business, financial condition, results of operations and cash flows.

     Factors adversely affecting the demand for the products of our principal vendors, such as a decline in general economic conditions, competition, technological change, or the failure of any of these vendors to introduce new and enhanced products on a timely basis, would seriously harm our business. For example, weakness in the global economy from our Fiscal 2001 to Fiscal 2003 had a significant negative impact on the networking and communications industry as organizations delayed or reduced their purchases of many of the products we sell. The decline in demand for our vendors’ products in connection with the economic downturn contributed to a decline in our revenue for such periods. We expect to remain subject to these risks as we continue to rely on a limited number of vendors to supply the products that generate a substantial portion of our revenue.

If we do not manage our inventory carefully, a decline in the value of our inventory may lower our gross margins and have a material adverse effect on our financial condition, results of operations and cash flows.

     Networking and communications products are subject to rapid technological change, new and enhanced product specification requirements and evolving industry standards. These changes may cause the value of our inventory to decline substantially or our inventory to rapidly become obsolete. Significant declines in inventory value in excess of the reserves we establish for losses due to obsolete inventory would have a material adverse effect on our financial condition, results of operations and cash flows.

     Our purchase agreements with vendors generally provide protection from the loss of value of our inventory when caused by our vendors’ price reductions and permit us to return slow-moving, outdated and/or obsolete products to vendors for credit or exchange only if we comply with certain conditions and restrictions. For example, if we do not make timely claims, or are otherwise unable to manage our inventory in order to comply with the conditions necessary to take advantage of these price reduction protection and inventory rotation opportunities, our gross margins may be adversely affected by declines in the value of our inventory. Our purchase agreements with Cisco do not require Cisco to repurchase its products from us if it terminates these agreements. Our purchase agreements with Nortel and Avaya require these vendors to repurchase their products from us if they terminate these agreements only in certain circumstances. See “Business—Agreements with Vendors” for additional information about the terms of our agreements with vendors.

We depend on our vendors to maintain an adequate supply of products to fulfill our customer orders on a timely basis, and any supply shortages or delays could cause us to be unable to fulfill our customer orders on a timely basis.

     Our ability to purchase particular products in the required quantities and to fulfill our customer orders on a timely basis is critical to our success. We do not have guaranteed price or delivery agreements with most of our vendors, including our principal vendors. We occasionally experience a supply shortage of certain products as a result of strong demand or production or delivery problems experienced by our vendors. If shortages or delays persist, the price we pay for those products may increase or the products may not be available at all. In addition, we may experience shortages or delays if our vendors decide to increase the proportion of the products they sell to other distributors, their own dealer networks or directly to our customers and end-users. Accordingly, if we are not able to purchase an adequate supply of products to fulfill our customer orders on a timely basis, our business, financial condition, results of operations and cash flows may be adversely affected.

We have significant credit exposure to our customers, which could cause us significant credit loss and negatively impact our financial position, results of operations and cash flows.

     We extend credit terms to our customers for a significant portion of our sales to them. As a result, we are subject to the risk that our customers will not pay or delay the payment for the products and services they purchase from us. Our credit exposure risk may increase due to liquidity or solvency issues experienced by either our customers or their end-users as a result of an economic downturn or an adverse change in their business. If we are unable to collect payment for products we sell to our customers, it will negatively impact our financial position, results of operations and cash flows.

Our competitors may offer products and services similar to ours that could result in price reductions, reduced gross margins and loss of market share.

     Competition in the market for distribution of networking and communications equipment products and services in the markets in which we operate is intense, and is based primarily on:

  vendor and product selection and availability;

  price;

  ability to tailor solutions to specific customer needs;

  service, support and training;

  willingness to provide credit;

  ability to provide logistics services on behalf of the vendor; and

  speed of delivery.

     We face competition from specialty and broadline distributors. In addition, our vendors offer certain resellers, systems integrators and service providers the ability to purchase directly from them. Some of our current competitors have longer operating histories and/or significantly greater financial resources than we do and thus may be able to respond more quickly to new or changing opportunities and customer requirements. Further, as a result of the current trend towards consolidation in our industry, some of our competitors may become larger and stronger. In recent periods, our gross margins have narrowed, partly as a result of pricing pressure from our competitors. We expect this pressure to continue. In addition, if our vendors increase selling directly to end-users or to our customers, rather than using us as a distributor of their products, our business and results of operations will suffer. See “Business—Competition” for additional information about our competitors.

We benefit significantly from purchase and prompt payment discounts, product rebates, allowances and other programs offered by our vendors and the loss of, a material adverse change to, or our inability to take advantage of, such programs would materially adversely affect our business, gross margins and results of operations.

     We receive significant benefits from purchase and prompt payment discounts, product rebates, allowances and other programs from vendors based on various factors. The reduced demand for our vendors’ products combined with adverse economic conditions since Fiscal 2001 has led to a reduction in the amounts received, both on an absolute and a percentage basis, for purchase discounts, product rebates, allowances and other programs. A decrease in purchases and/or sales of a particular vendor’s products could negatively affect the amount of volume rebates we receive from such vendor. Because some purchase discounts, product rebates and allowances from vendors are based on percentage increases in purchases and/or sales of products, it may become more difficult for us to achieve the percentage growth in volume required for larger discounts due to the current size of our revenue base. In addition, vendors may exclude us from time to time from participation in certain of their programs. Our ability to take advantage of discounts offered for promptly paying our accounts payable to our vendors is conditioned on a number of factors, including the availability of adequate capital, and we may not have the ability to obtain all such prompt payment discounts that are offered to us. The loss of, a material adverse change to, or our inability to take advantage of, purchase and prompt payment discounts, product rebates and allowances from our vendors would materially adversely affect our business, gross margins and results of operations.

Our gross margins are low, which magnifies the impact of variations in our operating and other expense on our net income.

     The networking and communications distribution industry is characterized by low gross margins. Our gross margins are low, and we expect them to continue to be low in the future. Our gross margin declined from 11.1% in Fiscal 2001 to 8.5% for the nine months ended November 30, 2003. Increased competition within our industry and changes in product mix may hinder our ability to maintain or improve our gross margins. These low gross margins magnify the impact of variations of our operating and other expense on our net income.

We are dependent on our information systems and a failure of these systems could disrupt our business and harm our reputation, revenue, results of operations and cash flows.

     We depend on key information systems to manage our operations. For example, our principal enterprise resource planning system currently supports approximately 89% of our consolidated revenue and key operations functions, including inventory management, order processing, shipping, receiving and accounting. Any failure or significant disruption in our information systems could prevent us from taking customer orders or shipping products. In addition, any such failure or disruption could undermine our customers’ confidence in the reliability of our services and place us at a severe disadvantage relative to our competitors. Accordingly, such failures and disruptions may cause our revenue to decrease and our operating expenses to increase, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

     We also rely on the Internet for a portion of our orders and information exchanges with our vendors and customers. The Internet and individual websites have experienced a number of disruptions and slowdowns and some websites have experienced security breakdowns. If we were to experience a security breakdown, disruption or breach that compromised sensitive information, it could harm our relationship with our vendors and/or our customers. Disruption of our website or the Internet in general could impair our ability to process orders or more generally prevent our vendors or our customers from accessing information from us. The occurrence of any of these events could have a material adverse effect on our business and results of operations.

If we are unable to retain key personnel, it may harm our business and prospects of future growth.

     Our future success depends in large part upon the continued employment of our senior management and key sales, technical and marketing personnel. Certain of our key employees have personal relationships with our principal vendors and customers which are particularly important to our business. Our senior management team and key technical personnel would be very difficult to replace and the loss of any of these key employees could harm our business and our prospects.

The restrictive covenants imposed by our credit arrangements may prevent us from achieving some of our business objectives.

     Our credit arrangements contain various covenants that limit our ability to, among other things:

  borrow additional money and place liens on our assets;

  make acquisitions or investments;

  sell or purchase assets or merge with or into other companies; and

  cause our subsidiaries to pay dividends to us.

     These covenants, among others, might prevent us from taking actions to implement our strategy which could adversely affect our business.

We may not be able to secure additional capital to finance our business and to allow us to grow.

     Our business requires substantial capital to finance accounts receivable and inventory. In order to continue our expansion, we may need to secure additional financing, including debt financing. Following completion of this offering, we expect to continue to borrow substantial amounts under our credit arrangements, the terms of which may impede our ability to obtain additional financing. If sufficient funds are not available to us, or are not available to us on acceptable terms, our ability to fund our expansion, take advantage of acquisition opportunities and/or maintain adequate inventory levels would be significantly limited and our business would be adversely affected. Alternatively, if we finance acquisitions by issuing equity securities, our stockholders could be diluted.

We are exposed to fluctuations in foreign currency exchange rates which have adversely affected and may continue to adversely affect our financial condition and results of operations.

     We conduct a significant part of our business outside the United States, which exposes us to fluctuations in foreign currency exchange rates. Both sales in foreign locations and the related purchases of inventory are either denominated in the local currency, principally the Euro, the British Pound, the Canadian Dollar and the Australian Dollar, or denominated in, or indexed to, U.S. Dollars. Accordingly, movements in foreign currency exchange rates generally do not affect our gross margins. However, substantially all of our selling, general and administrative expense outside the United States is denominated in local currency. As a result, declines in the value of the U.S. Dollar against foreign currencies may adversely affect our operating margins. Furthermore, to the extent that we are unable to, or do not, enter into short-term forward currency contracts on acceptable terms that allow us to hedge our risks associated with currency fluctuations, primarily due to the characteristics of certain assets and liabilities or unexpected differences in the timing of collections, payables and vendor credits, changes in exchange rates between foreign currencies and the U.S. Dollar may result in realized losses.

A significant part of our business is conducted outside of the United States, exposing us to additional risks that may not exist in the United States, which in turn could cause our business and results of operations to suffer.

     In Fiscal 2003 and the nine months ended November 30, 2003, approximately 44% and 47%, respectively, of our consolidated revenue was generated outside the United States. In addition to exposing us to foreign currency exchange rate fluctuations, our international operations are subject to risks, including:

  difficulties and costs of staffing and managing operations in certain foreign countries;

  work stoppages, restrictive labor laws or other changes in labor conditions;

  changes in local governmental regulation;

  changes in import/export duties;

  political or economic instability;

  timeliness of collecting accounts receivables;

  adverse impact on our effective tax rate;

  seasonal reductions in business activity in some parts of the world; and

  trade barriers.

     We intend to continue to expand internationally. In May 2002, we acquired certain assets, primarily fixed assets and employees, and assumed related liabilities of the distribution division of Landis Group NV, a Netherlands company, which operated in nine countries in Europe, seven of which represented new markets for us. Establishing operations in any foreign country or region presents risks such as those described above as well as risks specific to the particular country or region. In addition, until a payment history is established over time with customers in a new geography or region, the collection of receivables generated by such operations could be less than our expectations. As a result, there is a greater risk that reserves set with respect to the collection of such receivables may be inadequate. We have established and subsequently ceased operations in foreign countries in the past, which caused us to incur additional expenses and losses. If our expansion efforts in any foreign country are unsuccessful, we may decide to cease operations, which would likely cause us to incur similar additional expenses and losses.

     In addition, changes in policies and/or laws of the United States or foreign governments resulting in, among other things, higher taxation, currency conversion limitations, restrictions on transfers of funds or the expropriation of private enterprises, could reduce the anticipated benefits of our international expansion. Furthermore, any actions by the government of a country in which we conduct business to reverse policies that encourage foreign trade or investment could adversely affect our business. If we fail to realize the anticipated revenue growth upon which any future investment in international operations was originally based, our business and results of operations could suffer.

We have pursued and intend to continue to pursue acquisitions and may encounter risks associated with these activities which could disrupt our business and adversely affect our results of operations.

     Following this offering, we intend to continue to pursue acquisitions that may be material in size and scope. These acquisitions involve a number of risks, including:

  difficulty in successfully integrating acquired operations, IT systems, customers, vendors and other relationships, products and businesses with our operations;

  diversion of our capital and management attention away from other business matters;

  an increase in our expenses and working capital requirements;

  loss of key employees of acquired operations or inability to hire key employees necessary for our expansion; and

  other financial risks, such as potential liabilities of the businesses we acquire.

     Future acquisitions may result in dilutive issuances of equity securities, the incurrence of additional debt, large write-offs, a decrease in future profitability or future losses. The incurrence of debt in connection with any future acquisitions could restrict our ability to obtain working capital or other financing necessary to operate or grow our business. Any future acquisitions may not be successful, and if we fail to realize the anticipated benefits of these acquisitions, our business and results of operations could be harmed.

Our quarterly results of operations have varied in the past and are expected to continue to do so, which may cause our stock price to fluctuate.

     Our quarterly results of operations have varied in the past and are expected to continue to do so in the future. The market price of our common stock may decline significantly if our future quarterly results of operations fall below the expectations of securities or industry analysts or investors. A number of factors outside of our control may cause our quarterly results to fluctuate, including:

  impact of general economic conditions;

  the loss or consolidation of, or a material adverse change to our relationship with, a vendor;

  the timing or achievement of certain programs with our vendors;

  disruption in shipping and other logistical functions;

  changes in pricing policies by our competitors;

  seasonal variations in the demand for our vendors’ products and services, such as a reduction in demand in Europe during the summer months and increased purchases by the agencies of the United States government from September to November in conjunction with their procurement cycle;

  shifts in revenue mix among our three divisions;

  the introduction of new technologies and product offerings;

  shifts in market share of our vendors; and

  variations in the availability of products.

     We forecast the volume and timing of our customer orders for our operational and financial planning on the basis of many factors and subjective judgments. Because we generally sell products on a purchase order basis and not under long-term contracts, we cannot assure you of the accuracy of such forecasts. We have hired and trained a large number of sales and technical personnel based on our expectations of future revenue and gross margin. As a result, a significant portion of our personnel expenses, which represent a significant proportion of our overall expenses, is relatively fixed in the short term. Therefore, failure to generate revenue and gross margin according to our expectations in a particular quarter could have a material adverse effect on our results of operations for that quarter and for future periods.

We depend on independent shipping companies to deliver the products we sell and their services may be disrupted by circumstances beyond our control.

     We rely on arrangements with independent shipping companies for the delivery of our products. Vendors ship products to us and we ship them to our customers or their end-user customers using various independent shipping companies, such as United Parcel Service Inc. and FedEx Corp. The failure or inability of one or more of these shipping companies to deliver products from vendors to us or from us to our customers or their end-user customers could have a material adverse effect on our business, financial condition, results of operations and cash flows. We cannot assure you that the services of any of these independent shipping companies will continue to be available to us.

Risks Related to this Offering and Our Capital Structure

There may not be an active market for our common stock, making it difficult for you to sell your shares.

     This is our initial public offering, which means that there is no current market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters and may bear no relationship to the price at which shares of our common stock will trade upon completion of this offering. Our common stock may not be traded actively after this offering. An illiquid market for shares of our common stock may result in lower trading prices, which could negatively affect the value of your investment.

Our stock price may be volatile because our shares have not been publicly traded before this offering.

     After this offering, our stock price may vary significantly from the initial offering price in response to the risk factors described in this section and to the following factors, some of which are beyond our control:

  changes in financial estimates or investment recommendations by securities or industry analysts relating to our common stock;

  changes in market valuations of our competitors or networking and communications businesses in general;

  announcements by Cisco, Nortel, Avaya or another key vendor that affect the market price of shares of their common stock;

  announcements by us, our parent company or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments; and

  fluctuations in stock prices in the traditionally volatile technology sector.

As a new investor, you will experience immediate dilution in the net tangible book value of the common stock.

     The initial public offering price of our common stock will be substantially higher than the net tangible book value per share of our outstanding common stock immediately following this offering. As a result, investors purchasing common stock in this offering will incur immediate and substantial dilution in net tangible book value of $         per share. See “Dilution” for more detailed information on the dilution to the value of our common stock.

We have substantial discretion as to how to spend the proceeds from this offering.

     Our management will have broad discretion as to how to spend a substantial portion of the proceeds from this offering and may spend these proceeds in ways with which our stockholders may not agree. We cannot predict that the investment of these proceeds will yield a favorable or any return.

We have various mechanisms in place that may discourage takeover attempts, even if they are in our best interests or those of our stockholders.

     Voting control by Datatec and certain provisions of our certificate of incorporation and bylaws may discourage, delay or prevent a change in control or changes in the management of our company that a stockholder may consider favorable. Our certificate of incorporation and bylaws include provisions that:

  allow the board of directors to issue, without further action by the stockholders, up to 15,000,000 shares of “blank check” preferred stock;

  prohibit cumulative voting in the election of directors;

  require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;

  require that special meetings of our stockholders be called only by the board of directors, the chairman of the board, the president or the secretary;

  establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors; and

  require that certain amendments to our certificate of incorporation and bylaws require the approval of the holders of at least 66 2/3% of the voting power of all outstanding stock.

     Some provisions of Delaware law may also discourage, delay or prevent a change in control of Westcon Group. See “Description of Capital Stock—Certain Provisions of our Certificate of Incorporation and Bylaws and Delaware Anti-Takeover Law” for more detailed information on these provisions. In addition, a change in control will trigger an event of default under our revolving credit facility. If a change in control or a change in management is delayed or prevented, the market price of our common stock could suffer or stockholders may not receive a change in control premium over the then-current market price of our common stock.

Datatec, our controlling stockholder, may have interests that are adverse to yours.

     Upon completion of this offering, Datatec will own      % of our outstanding shares of common stock or      % if the underwriters exercise the over-allotment option in full. In addition, under the current South African regulatory requirements, a South African company is not permitted to dispose of its investments outside South Africa without the prior approval of the South African Reserve Bank. Datatec will control the outcome of actions requiring the approval of our stockholders, including the election of our directors. Datatec’s interests may conflict with the interests of other holders of our common stock.

Substantial future sales of our common stock in the public market could cause the market price of our common stock to decrease.

     Sales of a substantial number of shares of our common stock after this offering could adversely affect the market price of the common stock and could impair our ability to raise capital through the sale of additional equity securities. After this offering, Datatec, our officers, directors and other stockholders who currently hold all of our common stock, may sell all or part of the shares of our common stock that they own. These officers, directors and stockholders are not subject to any contractual obligation to maintain their ownership position in our shares, except that, subject to certain exceptions, they have agreed not to sell or otherwise dispose of, directly or indirectly, any of our shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock, for a period of 180 days after the date of this prospectus without the prior written consent of the underwriters. Consequently, we cannot assure you that they will maintain their ownership position of our common stock after the 180 day period following this offering. In addition, pursuant to a registration rights agreement that we intend to enter into with Datatec and all of our other stockholders prior to the completion of this offering, beginning 180 days after this offering, Datatec and its assignees will have the right to demand registration of the shares of our common stock held by them. See “Shares Eligible for Future Sale” for a description of the shares of our common stock that are available for future sale.

If securities or industry analysts do not publish research or reports about our business, the price and/or trading volume of our common stock could decrease.

     The market for our common stock will depend on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade our common stock, the price of our common stock would likely decrease. If one or more of these analysts cease coverage of our company or fail to regularly publish reports about our business, we could lose visibility in the financial markets, which in turn could cause the price and/or trading volume of our common stock to decrease.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     We have made statements under the captions “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and in other sections of this prospectus that are forward-looking statements. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about us, may include projections of our future financial performance, based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the numerous risks outlined under “Risk Factors.”

     These risks are not exhaustive. Other sections of this prospectus may include additional factors which could adversely impact our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

     Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy or completeness of any of these forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. We are under no duty to update any of these forward-looking statements after the date of this prospectus to conform our prior statements to actual results or revised expectations.

USE OF PROCEEDS

     We estimate that our net proceeds from the sale of       shares of common stock in this offering will be approximately $      million, assuming an initial public offering price of $      per share, the midpoint of the range set forth on the cover page of this prospectus, and after deducting the underwriting discount and estimated offering expenses payable by us. Datatec will receive the proceeds, after deducting the underwriting discount, from the sale of any common stock by it if the underwriters exercise their over-allotment option.

     We intend to use approximately $5.7 million of the net proceeds from this offering to repay a portion of our outstanding loan and accrued interest payable to Datatec. The remaining balance of approximately $30.0 million will be represented by one or more notes that we intend to issue to Datatec prior to the completion of this offering, bearing cash interest that will be payable quarterly at a fixed rate of 4.75% per annum. The principal amount of the note will be paid in two equal installments, with each installment payable on the first business day following seven years and eight years, respectively, from the date of the note. See “Certain Relationships and Related Transactions—Agreements with Datatec” for additional information on our outstanding loans from Datatec.

     We expect to use the remainder of the net proceeds from this offering for general corporate purposes, including working capital and future acquisitions of businesses and assets that complement and expand our existing operations.

DIVIDEND POLICY

     We currently intend to retain future earnings to finance the operation and expansion of our business. Therefore, we do not anticipate paying cash dividends on our capital stock in the foreseeable future. Any future determination to declare or pay dividends will be at the discretion of our board of directors and will be dependent upon our financial condition, results of operations, cash flows, capital requirements, credit arrangements and such other factors as our board of directors deems relevant. Our revolving credit facility prohibits our U.S. and Canadian subsidiaries, and our inventory purchase financing arrangements in Europe prohibit our European subsidiaries, from paying dividends to us which limits our ability to pay dividends to our stockholders.

CAPITALIZATION

The following table sets forth our capitalization as of November 30, 2003:

  on an actual basis;

  on an as adjusted basis to give effect to the receipt of the net proceeds from the sale by us in this offering of         shares of common stock at an assumed initial public offering price of $         per share, the midpoint of the range set forth on the cover page of this prospectus, after deducting the underwriting discount and estimated offering expenses payable by us, and the application of the net proceeds as described under “Use of Proceeds.”

     You should read this table in conjunction with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of November 30, 2003

	Actual		As Adjusted

	(in thousands, except share and per share amounts)

Cash and cash equivalents	$115,726	$

Short-term debt:
Lines of credit	$93,504	$

Long-term debt:
Datatec	$35,674	$

Stockholders’ equity:
Preferred stock, $0.01 par value, 15,000,000 shares authorized, none issued actual
or as adjusted	—		—

Common stock, $0.01 par value, 200,000,000 shares authorized, 46,448,296
issued and outstanding actual, and issued and outstanding as adjusted	464
Additional paid-in capital	226,170
Retained earnings	44,462
Accumulated other comprehensive gain	9,159

Total stockholders’ equity	280,255

Total capitalization	$315,229	$

      The table above excludes the following shares:

  2,681,850 shares of common stock subject to stock options outstanding as of November 30, 2003 with an exercise price of $6.40 per share, 538,350 of which were exercisable as of November 30, 2003 and an additional 1,853,094 of which had vested as of November 30, 2003 and will become exercisable upon our completing an initial public offering of our common stock; and

  3,500,000 shares of common stock that will become available for future grant or issuance under the Westcon Group, Inc. Long-Term Incentive Plan that we intend to adopt prior to the completion of this offering.

DILUTION

      If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the adjusted net tangible book value per share of our common stock immediately after this offering. Our net tangible book value as of November 30, 2003 was $220.7 million, or $4.75 per share of common stock. Net tangible book value per share of common stock is determined by dividing our tangible net worth (total tangible assets less total liabilities) by the aggregate number of shares of common stock outstanding.

     Dilution is determined by subtracting net tangible book value per share after this offering from the initial public offering price per share. After giving effect to the sale of      shares of common stock in this offering at an assumed initial public offering price of $            per share, the midpoint of the range set forth on the cover page of this prospectus, and after deducting the underwriting discount and estimated offering expenses payable by us and the application of the estimated net proceeds therefrom, our adjusted net tangible book value as of November 30, 2003 would have been $            million, or $            per share of common stock. This represents an immediate increase in net tangible book value to existing investors of $            per share of common stock and an immediate dilution to new investors of $            per share of common stock. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Net tangible book value per share of common stock before this offering	$4.75
Increase in net tangible book value per share of common stock attributable to new investors

Adjusted net tangible book value per share of common stock after this offering

Dilution per share of common stock to new investors		$

     The following table sets forth, on an as adjusted basis, as of November 30, 2003, the number of shares of common stock purchased from us, the total consideration paid and the average consideration per share paid by existing stockholders and by the new investors in this offering, at an assumed initial public offering price of $         per share, the midpoint of the range set forth on the cover page of this prospectus, after deducting the underwriting discount and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration

	Number	Percent	Amount		Percent	Average Price Per Share

Existing stockholders	46,448,296			(1)
New investors

Total		100.0%			100.0%

(1)	Includes cash consideration paid by existing stockholders, the net book value of subsidiaries contributed to us by Datatec in Fiscal 1999 and Fiscal 2000 in exchange for shares of our common stock, and the consideration paid by Datatec to Mirado Corp. for the purchase of our common stock from Mirado. See “Certain Relationships and Related Transactions.”

SELECTED CONSOLIDATED FINANCIAL DATA

     The following table presents our selected consolidated financial data. The information set forth below should be read in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus. During the year ended February 29, 2000, we changed our fiscal year-end from March 31 to the last day in February. Accordingly, the following consolidated statement of operations data compares our results of operations for the year ended March 31, 1999 and the eleven months ended February 29, 2000 to the fiscal years ended February 28, 2001, 2002 and 2003. The consolidated statement of operations data set forth below for the years ended February 28, 2001, 2002 and 2003 and the consolidated balance sheet data as of February 28, 2002 and 2003 are derived from, and are qualified by reference to, our audited consolidated financial statements and related notes which are included elsewhere in this prospectus. The consolidated statement of operations data set forth below for the year ended March 31, 1999, the eleven months ended February 29, 2000 and the consolidated balance sheet data as of March 31, 1999, February 29, 2000 and February 28, 2001 are derived from our audited consolidated financial statements not included in this prospectus.

     The consolidated statement of operations data for the nine months ended November 30, 2002 and 2003, and the consolidated balance sheet data as of November 30, 2003, are derived from our unaudited consolidated financial statements which are included elsewhere in this prospectus. We have prepared the unaudited consolidated financial statements on the same basis as the audited consolidated statements and have included, in our opinion, all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of the financial information set forth in those statements. The historical results are not necessarily indicative of the results to be expected in any future period, and the results for the nine months ended November 30, 2003 are not necessarily indicative of results to be expected for Fiscal 2004 or any other period.

			Years Ended February 28,			Nine Months Ended November 30,

	Year Ended March 31, 1999	Eleven Months Ended February 29, 2000	2001	2002	2003	2002	2003

	(in thousands, except share and per share amounts)
Consolidated Statement of
Operations Data:
Revenue	$587,427	$1,168,244	$2,065,808	$1,687,448	$1,649,247	$1,235,039	$1,362,889
Cost of goods sold	486,494	1,022,946	1,836,335	1,513,129	1,505,007	1,124,864	1,246,466

Gross profit	100,933	145,298	229,473	174,319	144,240	110,175	116,423

Operating expenses:
Selling, general and
administrative	48,720	80,158	118,068	103,566	113,479	80,913	86,540
Depreciation and
amortization(1)	6,026	10,835	18,215	21,097	12,192	9,044	9,110
Stock buy-out agreement
charge	–	–	–	6,695	–	–	–
Goodwill impairment(1)	–	–	–	–	105,161	105,161	–

Total operating
expenses	54,746	90,993	136,283	131,358	230,832	195,118	95,650

Income (loss) from
operations	46,187	54,305	93,190	42,961	(86,592)	(84,943)	20,773

Other expense (income):
Interest expense – net	5,079	13,562	22,425	10,244	3,754	2,842	2,654
Other expense – Datatec	1,979	2,299	1,293	2,219	4,181	2,309	3,451
(Gain) loss on sale of
securities	–	–	(32,041)	190	–	–	–
Other expense (income)	1,810	973	940	1,728	(2,189)	(1,304)	1,598

Total other expense
(income)	8,868	16,834	(7,383)	14,381	5,746	3,847	7,703

Income (loss) before
income taxes	37,319	37,471	100,573	28,580	(92,338)	(88,790)	13,070
Provision (benefit) for
income taxes	15,868	16,101	41,818	13,017	(765)	(674)	6,535

Net income (loss)	$21,451	$21,370	$58,755	$15,563	$(91,573)	$(88,116)	$6,535

			Years Ended February 28,			Nine Months Ended November 30,

	Year Ended March 31, 1999	Eleven Months Ended February 29, 2000	2001	2002	2003	2002	2003

	(in thousands, except share and per share amounts)
Net income (loss) per share
– basic	$0.58	$0.47	$1.26	$0.34	$(1.97)	$(1.90)	$0.14

Net income (loss) per share
– diluted	$0.58	$0.47	$1.26	$0.34	$(1.97)	$(1.90)	$0.14

Weighted average number
of shares outstanding –
basic	36,994,132	45,213,357	46,448,296	46,448,296	46,448,296	46,448,296	46,448,296

Weighted average number
of shares outstanding –
diluted	36,994,132	45,213,357	46,448,296	46,448,296	46,448,296	46,448,296	46,448,296

			February 28,

	March 31, 1999	February 29, 2000	2001	2002	2002	November 30, 2003

	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$30,576	$57,461	$65,000	$97,295	$140,746	$115,726
Working capital	94,373	180,333	174,566	187,443	197,507	215,227
Total assets	465,514	760,404	931,175	740,067	681,388	757,497
Lines of credit	117,319	234,205	235,558	136,898	72,168	93,504
Long-term debt – Datatec	56,391	30,473	26,872	23,688	34,421	35,674
Total stockholders’ equity	118,524	270,431	325,097	344,216	261,290	280,255

(1)	In Fiscal 2003, we adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (“SFAS No. 142”). In accordance with SFAS No. 142, we ceased amortization of goodwill, which was $2.2 million in the year ended March 31, 1999, $6.1 million in the eleven months ended February 29, 2000, $10.5 million in Fiscal 2001 and $11.1 million in Fiscal 2002. In addition, in Fiscal 2003 we recorded a $105.2 million goodwill impairment charge relating to our Comstor division.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with our consolidated financial statements and the related notes that appear elsewhere in this prospectus. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ significantly from those projected in such forward-looking statements due to a number of factors, including those set forth in the section entitled “Risk Factors” and elsewhere in this prospectus.

Overview

     We are a specialty distributor of networking and communications equipment for leading technology vendors, principally Cisco Systems, Nortel Networks and Avaya. Our vendors rely upon us as an important indirect sales channel focused on selling their technologically advanced products. Our customers, who are resellers, systems integrators and service providers, typically do not have direct relationships with our vendors. We provide our customers with the necessary technical expertise, sales support and services required to resell, install and support these products. We also provide our customers with solutions that integrate products manufactured by other vendors, many of whose products are complementary to those of our principal vendors. We have expertise in selling products that enable the convergence of voice, data and video applications and technologies, including VoIP, as well as products that provide security for networking and communications systems.

     As networking and communications products have become increasingly complex, our customers’ reliance on distributors to provide specialty sales and support services, employee training and logistics, management and administrative services has increased. By providing our customers with these services, in addition to our vendors’ products, we enable our customers to expand their businesses and reduce their costs. As of November 30, 2003, we had over 100 certified technical personnel and over 500 sales and marketing personnel supporting approximately 110 vendors and over 7,700 customers worldwide.

     We were established in 1985 and, prior to August 1998, operated primarily as a specialty distributor for Nortel’s data networking products. Since August 1998, Datatec, a networking and services company incorporated in South Africa, has been our majority stockholder. Through a series of business combinations in Fiscal 1999 and Fiscal 2000, we also became a specialty distributor for Cisco. Through additional acquisitions in Fiscal 2001, we also became a specialty distributor for Avaya. We conduct a significant part of our business outside the United States, particularly in Europe, and intend to continue to expand internationally.

     We sell and market our vendors’ products through our three branded divisions, Comstor, Westcon and Voda One. A substantial portion of our historical revenue has been derived from the sale of Cisco, Nortel and Avaya products, which accounted for 55.0%, 10.4% and 9.4%, respectively, of our consolidated revenue for the nine months ended November 30, 2003 and 51.9%, 11.7% and 11.5%, respectively, of our consolidated revenue in Fiscal 2003. In certain international markets, some products are sold across divisions due to the size of our current market opportunities in those markets. Our three divisions represent our three reporting segments and are comprised of:

  Comstor. Our Comstor division primarily distributes products manufactured by Cisco. In addition, Comstor distributes products manufactured by other vendors such as Adtran, Inc., Proxim Corporation, RSA Security, Inc. and Symbol Technologies. Comstor has offices in the United States and nine other countries, including the United Kingdom, Germany and Australia, and served customers in approximately 40 countries during the nine months ended November 30, 2003.

  Westcon. Our Westcon division primarily distributes products manufactured by Nortel. In addition, Westcon distributes products manufactured by other vendors such as Check Point Software Technologies Ltd., Extreme Networks, Inc., Nokia Networks, Symantec Corporation and 3Com Corporation. Westcon has offices in the United States and eight other countries, including the United Kingdom, France and Canada, and served customers in approximately 35 countries during the nine months ended November 30, 2003.

  Voda One. Our Voda One division primarily distributes products manufactured by Avaya. In addition, Voda One distributes products manufactured by other vendors such as MCK Communications, Inc., NICE Systems, Plantronics, Inc. and Spectralink Corporation. Voda One’s offices are in the United States and serves customers in the United States and Canada.

      The following table presents revenue and related data for each of our divisions:

Division	Revenue for NineMonths Ended November 30, 2003	As a Percentage of Consolidated Revenue	Principal Vendor	Revenue from Sales of Principal Vendor’s Products	Revenue from Sales of Principal Vendor’s Products as a Percentage of Division’s Revenue

	(in millions)			(in millions)
Comstor	$837.4	61.4%	Cisco	$745.7	89.1%
Westcon	400.8	29.4	Nortel	129.3	32.3
Voda One	124.7	9.2	Avaya	114.9	92.1

Division	Revenue for NineMonths Ended February 28, 2003	As a Percentage of Consolidated Revenue	Principal Vendor	Revenue from Sales of Principal Vendor’s Products	Revenue from Sales of Principal Vendor’s Products as a Percentage of Division’s Revenue

	(in millions)			(in millions)
Comstor	$966.0	58.6%	Cisco	$855.2	88.5%
Westcon	497.8	30.2	Nortel	183.0	36.8
Voda One	185.4	11.2	Avaya	175.8	94.8

     The networking and communications industry has experienced a significant reduction in demand since Fiscal 2001. Though the economy and the information technology sector appear to have stabilized recently, if the end-user demand for our vendors’ products declines, our revenue, financial condition and results of operations will likely be adversely impacted. In addition, further consolidation in the networking distribution industry and increased price-based competition may negatively impact our revenue, financial condition and results of operations. As a specialty distributor, we are affected by other factors that are outside our control, such as:

  overall economic conditions and general business activity levels;

  the loss or consolidation of, or a material adverse change to our relationship with, a vendor;

  replacement cycles for existing networking products;

  the introduction of new technologies and product offerings;

  shifts in market share among our vendors; and

  the availability of our vendors’ products.

     Our revenue, financial condition and results of operations are also affected by seasonal patterns. In the past, we have experienced higher revenue during our second (June to August) and third (September to November) quarters due to factors affecting our principal vendors and increased purchases by agencies of the United States government from September to November in conjunction with their procurement cycle. These positive influences may be partially offset by a reduction in demand in Europe during the summer months. Due to an increased number of holidays, we typically generate lower revenue during our fourth quarter (December to February).

     Our sales are made on a purchase order basis and generally relate to a specific order from our customers’ end-user customers. We recognize revenue when the sales price is fixed or determinable, collection of the resulting receivable is reasonably assured, and title and risk of ownership pass to the customer. See “—Critical Accounting Policies—Revenue Recognition” for additional information on our revenue recognition policy. We accrue for sales returns and other allowances at the time of shipment based upon our historical experience. For Fiscal 2003 and the nine months ended November 30, 2003, no one customer accounted for more than 3% of our consolidated revenue.

     We receive purchase discounts, product rebates, inventory price protection, allowances such as cooperative marketing, training and advertising incentives and promotional programs from our vendors. These programs and terms, which are significant in amount, are generally offered by our vendors on a quarterly, semi-annual or annual basis. However, some of these programs and terms are negotiated on an ad hoc basis to support specific programs mutually developed by us and the vendor. The reduced demand for our vendors’ products combined with adverse economic conditions has led to a reduction in the amounts received, both on an absolute and a percentage basis, of purchase discounts, product rebates, allowances and promotional programs from our vendors since Fiscal 2001.

     Our cost of goods sold primarily includes the purchase price we pay to our vendors for the products we sell, reduced by any purchase discounts, product rebates and inventory price protection received from our vendors relating to inventory sold. Cost of goods sold also includes provisions for inventory losses and write-downs, warehouse rent, related personnel costs and employee benefits and freight expenses associated with the receipt of inventory from our vendors. During Fiscal 2001, Fiscal 2002 and Fiscal 2003, we recorded charges to cost of goods sold of $1.8 million, $10.9 million and $4.1 million, respectively, to reserve our inventory of products of a certain vendor that we were no longer distributing in the United States and certain other countries.

     The distribution industry is characterized by low gross margins. Our gross margin has declined from 11.1% in Fiscal 2001 to 8.5% for the nine months ended November 30, 2003 due primarily to shifts in the mix of products we sell, reductions in product rebates, allowances, and promotional and sales programs from our principal vendors, more competitive pricing and adverse economic conditions. These factors were exacerbated in Fiscal 2002 by the fact that distributors as well as our vendors and customers had excess inventory as demand declined rapidly. In addition, our focus on utilizing our positive cash flows to reduce our debt during Fiscal 2002 and Fiscal 2003 limited our ability to take advantage of early payment discounts and certain inventory purchase discounts offered from time to time by our vendors.

     By providing specialized services and focusing on our principal vendors’ technologically advanced products, we seek to generate higher gross margins than those that might be realized by selling less complex, more broadly distributed products primarily on the basis of price and availability alone. In addition, we seek to improve our overall gross margin by selling and marketing innovative and technologically complex complementary products together with our principal vendors’ advanced products, that generally carry higher gross margins.

     Our selling, general and administrative expense includes personnel costs, facilities expense, bad debt expense and other costs related to sales and marketing, shipment of our inventory to our customers as well as corporate support functions, such as executive management, human resources, accounting and finance. As described above, we receive allowances and promotional programs from our vendors which are recorded, net of direct costs, as a reduction to our selling, general and administrative expense. Our selling, general and administrative expense is generally affected by changes in exchange rates between foreign currencies and the U.S. Dollar since substantially all of our selling, general and administrative expense outside the United States is denominated in local currency, while our revenue and cost of goods sold are generally denominated in, or indexed to, the U.S. Dollar. See “—Quantitative and qualitative disclosures about market risk—Foreign currency risk.” We believe that our selling, general and administrative expense will increase to support the recent growth in our business and due to the additional costs of becoming a publicly traded company after the completion of this offering.

     As a result of our acquisitions between Fiscal 1999 and Fiscal 2003, we acquired facilities and personnel which were sufficient to support a higher revenue base. Commencing in Fiscal 2003, we began to consolidate our office and warehouse locations in the United States and Europe and reduce the number of our administrative personnel worldwide. As a result of these initiatives, we incurred incremental cost of goods sold and selling, general and administrative expense of approximately $4.0 million in the nine months ended November 30, 2003. We expect to incur an additional approximately $4.3 million of cost of goods sold and selling, general and administrative expense in the last quarter of Fiscal 2004 in connection with these initiatives.

     As of November 30, 2003, stock options to acquire 2,681,850 shares of our common stock were outstanding, of which 2,027,500 were granted during Fiscal 2002 and Fiscal 2003 and whose exercise is contingent upon our completing an initial public offering of our common stock within three years from the date of grant. These stock options vest over a three year period commencing from the date of grant and are exercisable at $6.40 per share. The measurement date for accounting purposes for these stock options will occur as of the date of the consummation of this offering. As a result of the initial public offering contingency, if this offering is consummated at an assumed offering price per share of $     , the midpoint of the range set forth on the cover page of this prospectus, we would record a total non-cash compensation charge of $     (net of tax of $     , or per share of $     ) of which $      (net of tax of $     , or per share of $     ) would be recorded in the first quarter following the consummation of this offering. Such compensation charge will be allocated to cost of goods sold and selling, general and administrative expense based upon the classification of the related employees.

     Our depreciation and amortization expense includes depreciation expense relating to our property and equipment, and the amortization of goodwill prior to Fiscal 2003.

     In Fiscal 2002, we incurred a non-cash $6.7 million stock buy-out agreement charge relating to a stock buy-out agreement between us and a minority stockholder, that was beneficially owned by certain executive officers of our company. This agreement was terminated in Fiscal 2002. See “Certain Relationships and Related Transactions” for additional information about this transaction.

     In Fiscal 2003, we recorded a charge for the impairment of goodwill of $105.2 million in connection with our Fiscal 2003 annual impairment test. This charge reflects the decline in value of our goodwill which resulted from decreased revenue and gross profit within our Comstor division, caused primarily by decreased demand for Cisco products during the downturn in the networking and communications equipment market. We do not expect any impairment of goodwill in Fiscal 2004.

     Our other expense includes interest expense-net, primarily relating to our outstanding borrowings under our credit arrangements, realization of foreign exchange losses or gains, interest on our outstanding loans from Datatec, our majority stockholder, and management fees payable to Datatec. We expect to pay Datatec management fees of approximately $3.3 million for Fiscal 2004. We and Datatec have agreed that effective from the end of Fiscal 2004, we will no longer pay any management fees to Datatec. See “Certain Relationships and Related Transactions” for more information on our relationship with Datatec. In Fiscal 2001, we realized a gain of $32.9 million from the sale of substantially all of our investment in the shares of common stock of a company that subsequently became publicly listed. In Fiscal 2002, we wrote-off $3.3 million of previously capitalized costs which were incurred in connection with an abandoned public offering of our common stock.

     We seek to augment our organic growth with acquisitions of businesses and assets that complement our existing operations. Previous acquisitions have brought us new customers, extended the geographical reach of our operations and enhanced our relationships with our principal vendors. Our acquisitions of businesses from unrelated parties were accounted for using the purchase method of accounting and are included in our consolidated financial statements from the closing date of the relevant transaction. In addition, Datatec, our majority stockholder, has contributed certain businesses to us, the last of which was contributed during Fiscal 2000. These contributions have been accounted for as transfers of entities under common control and are included in our consolidated financial statements for all periods presented. We expect to continue our expansion through acquisitions which will expose us to additional risks, including those related to international operations and foreign currency fluctuations.

     As part of our strategy to expand our presence in international markets, in May 2002, we acquired certain assets, primarily fixed assets and employees, and assumed related liabilities of the distribution division of Landis Group NV, a Netherlands company. The distribution division of Landis operated in nine countries in Europe, namely Austria, Belgium, Denmark, France, Germany, The Netherlands, Norway, Spain and Sweden, seven of which represent new markets for us. Landis’ distribution division sells products of approximately 27 vendors, primarily Cisco, Nortel and Avaya, which has helped us augment our relationships with our principal vendors in Europe. We have integrated Landis’ distribution division into our Comstor and Westcon divisions. When we completed the acquisition, Landis was in liquidation and the distribution business was not operating. We had to restart its operations upon acquisition, and had a disproportionately high number of employees compared to the revenue generated by the operations. We have since reduced the number of employees acquired in the transaction from 536 on the date of acquisition to 214 as of November 30, 2003. In addition, revenue from Landis has grown since the acquisition. For further information on the impact of the Landis acquisition, see Note 3 to our consolidated financial statements which are included elsewhere in this prospectus.

Results of Operations

     The following table sets forth the percent of consolidated revenue represented by items in our consolidated statements of operations for the periods presented.

	Years Ended February 28,			Nine Months Ended November 30,

	2001	2002	2003	2002	2003

Revenue	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of goods sold	88.9	89.7	91.3	91.1	91.5

Gross margin	11.1	10.3	8.7	8.9	8.5

Operating expenses:
Selling, general and
administrative	5.7	6.1	6.9	6.6	6.4
Depreciation and amortization	0.9	1.3	0.7	0.7	0.7
Stock buy-out agreement charge	0.0	0.4	0.0	0.0	0.0
Goodwill impairment	0.0	0.0	6.4	8.5	0.0

Total operating expenses	6.6	7.8	14.0	15.8	7.0

Income (loss) from operations	4.5	2.5	(5.3)	(6.9)	1.5

Other expense (income):
Interest expense – net	1.1	0.6	0.2	0.2	0.2
Other expense – Datatec	0.1	0.1	0.3	0.2	0.2
(Gain) on sale of securities	(1.5)	0.0	0.0	0.0	0.0
Other expense (income)	0.0	0.1	(0.2)	(0.1)	0.1

Total other expense (income)	(0.3)	0.8	0.3	0.3	0.5

Income (loss) before income taxes	4.8	1.7	(5.6)	(7.2)	1.0
Provision (benefit) for income taxes	2.0	0.8	0.0	(0.1)	0.5

Net income (loss)	2.8%	0.9%	(5.6)%	(7.1)%	0.5%

Nine Months Ended November 30, 2003 Compared to Nine Months Ended November 30, 2002

     Revenue. Our consolidated revenue increased $127.9 million, or 10.4%, to $1,362.9 million for the nine months ended November 30, 2003 from $1,235.0 million for the nine months ended November 30, 2002. During the nine months ended November 30, 2003, the Americas (including the United States, Canada and Brazil), Europe and the Asia-Pacific region accounted for 56.2%, 38.2% and 5.6%, respectively, of our consolidated revenue, compared to 61.2%, 33.2% and 5.6%, respectively, of our consolidated revenue during the nine months ended November 30, 2002. Revenue generated by each of three divisions was as follows:

  Comstor. Revenue from Comstor increased $112.1 million, or 15.5%, to $837.4 million for the nine months ended November 30, 2003 from $725.3 million for the nine months ended November 30, 2002. Comstor revenue accounted for 61.4% of our consolidated revenue for the nine months ended November 30, 2003 compared to 58.7% for the nine months ended November 30, 2002. The increase in Comstor revenue resulted primarily from an increase in sales of Cisco products caused by an increase in end-user demand for Cisco networking equipment, and a $37.5 million increase in revenue contributed by the Landis acquisition that was included for the full nine months ended November 30, 2003 compared to only a portion of the nine months ended November 30, 2002.

  Westcon. Revenue from Westcon increased $37.1 million, or 10.2%, to $400.8 million for the nine months ended November 30, 2003 from $363.7 million for the nine months ended November 30, 2002. Westcon revenue accounted for 29.4% of our consolidated revenue for the nine months ended November 30, 2003 compared to 29.5% for the nine months ended November 30, 2002. The increase in Westcon revenue resulted primarily from the inclusion of an additional $33.7 million in revenue contributed by the Landis acquisition for the full nine months ended November 30, 2003, compared to only a portion of the nine months ended November 30, 2002. In addition, Westcon’s revenue was positively affected from an increase in revenue from convergence, security, wireless access and complementary products from vendors other than Nortel caused by an increase in end-user demand for such products. These revenue gains were partially offset by a decline in revenue from sales of Nortel products as a result of increased price competition for the products we sell.

  Voda One. Revenue from Voda One decreased $21.3 million, or 14.6%, to $124.7 million for the nine months ended November 30, 2003 from $146.0 million for the nine months ended November 30, 2002. Voda One revenue accounted for 9.2% of our consolidated revenue for the nine months ended November 30, 2003 compared to 11.8% for the nine months ended November 30, 2002. The decrease in Voda One revenue resulted primarily from a general decline in sales of certain Avaya products sold by us.

     Cost of goods sold. Total cost of goods sold increased $121.6 million, or 10.8%, to $1,246.5 million for the nine months ended November 30, 2003 from $1,124.9 million for the nine months ended November 30, 2002. Our consolidated gross margin decreased to 8.5% for the nine months ended November 30, 2003 from 8.9% for the nine months ended November 30, 2002, despite an increase in total gross profit to $116.4 million for the nine months ended November 30, 2003 from $110.2 million for the nine months ended November 30, 2002. The decrease in our consolidated gross margin is attributable to the decrease in gross margins in our Comstor and Voda One divisions as described below, partially offset by an increase in gross margin in our Westcon division and an increase in the percentage of our revenue contributed by sales of higher margin products.

  Comstor. Cost of goods sold for Comstor increased $106.1 million, or 15.8%, to $776.6 million for the nine months ended November 30, 2003 from $670.5 million for the nine months ended November 30, 2002. Comstor gross margin decreased to 7.3% in the nine months ended November 30, 2003 from 7.6% in the nine months ended November 30, 2002, and gross profit increased to $60.8 million in the nine months ended November 30, 2003 from $54.8 million in the nine months ended November 30, 2002. The decrease in Comstor gross margin was largely attributable to an increase in the proportion of Cisco products sold that generally result in lower gross margins to us. This negative impact was partially offset by higher gross margins on revenue from the Landis acquisition.

  Westcon. Cost of goods sold for Westcon increased $32.0 million, or 9.9%, to $356.2 million for the nine months ended November 30, 2003 from $324.1 million for the nine months ended November 30, 2002. Westcon gross margin increased to 11.1% in the nine months ended November 30, 2003 from 10.9% in the nine months ended November 30, 2002, and gross profit increased to $44.6 million in the nine months ended November 30, 2003 from $39.6 million in the nine months ended November 30, 2002. The increase in Westcon gross margin is attributable to higher gross margins on revenue from the Landis acquisition, offset by lower gross margin generated on sales of certain complementary products.

  Voda One. Cost of goods sold for Voda One decreased $16.4 million, or 12.6%, to $113.7 million for the nine months ended November 30, 2003 from $130.2 million for the nine months ended November 30, 2002. Voda One gross margin decreased to 8.8% in the nine months ended November 30, 2003 from 10.9% in the nine months ended November 30, 2002, and gross profit decreased to $11.0 million in the nine months ended November 30, 2003 from $15.8 million in the nine months ended November 30, 2002. Voda One’s gross margins were higher in the first two quarters of Fiscal 2004, but declined during the third quarter, which was primarily attributable to a decline in the market for certain Avaya products sold by us.

     Selling, general and administrative expense. Selling, general and administrative expense increased $5.6 million, or 7.0%, to $86.5 million for the nine months ended November 30, 2003, from $80.9 million for the nine months ended November 30, 2002. Selling, general and administrative expense represented 6.4% of our consolidated revenue for the nine months ended November 30, 2003, compared to 6.6% for the nine months ended November 30, 2002. Selling, general and administrative expense increased primarily due to the impact of the Landis acquisition, which incurred $18.2 million of selling, general and administrative expense during the nine months ended November 30, 2003 compared to $12.1 million during the nine months ended November 30, 2002, primarily due to $3.3 million of costs associated with the reduction in employee headcount.

     Depreciation and amortization expense. Depreciation and amortization expense increased $0.1 million, or 0.7%, to $9.1 million for the nine months ended November 30, 2003, from $9.0 million for the nine months ended November 30, 2002. Depreciation and amortization expense remained constant at 0.7% of our consolidated revenue for each of the nine months ended November 30, 2003 and November 30, 2002.

     Goodwill impairment. There was no impairment of goodwill for the nine months ended November 30, 2003. Impairment of goodwill was $105.2 million for the nine months ended November 30, 2002. We recorded the impairment of goodwill in connection with our Fiscal 2003 annual impairment test. This charge reflects the decline in value of our goodwill which resulted from decreased revenue and gross profit within our Comstor division, caused in part by decreased demand for Cisco products during the downturn in the networking and communications equipment market.

     Income (loss) from operations. Income (loss) from operations changed $105.8 million to income of $20.8 million for the nine months ended November 30, 2003 from a loss of $84.9 million for the nine months ended November 30, 2002, primarily due to the goodwill impairment charge of $105.2 million in the nine months ended November 30, 2002. Excluding this charge, income from operations was essentially unchanged at 1.5% of our consolidated revenue for the nine months ended November 30, 2003 compared to 1.6% for the nine months ended November 30, 2002.

     Other expense (income). Other expense (income) in total increased $3.9 million, to $7.7 million for the nine months ended November 30, 2003 from $3.8 million for the nine months ended November 30, 2002. Net interest expense decreased $0.1 million, or 6.6%, to $2.7 million for the nine months ended November 30, 2003 from $2.8 million for the nine months ended November 30, 2002.

     Expenses relating to Datatec increased $1.2 million to $3.5 million for the nine months ended November 30, 2003 from $2.3 million for the nine months ended November 30, 2002, primarily due to a $0.8 million increase in Datatec’s management fees to $2.4 million for the nine months ended November 30, 2003 from $1.6 million for the nine months ended November 30, 2002. We and Datatec have agreed that effective from the end of Fiscal 2004, we will no longer pay any management fees to Datatec. Interest expense relating to outstanding loans from Datatec increased to $1.1 million for the nine months ended November 30, 2003 from $0.7 million for the nine months ended November 30, 2002. We realized a foreign exchange loss of $1.4 million in the nine months ended November 30, 2003 compared to a foreign exchange gain of $1.7 million in the nine months ended November 30, 2002, primarily due to the impact of the decline in the relative value of the U.S. Dollar compared to substantially all of the other currencies in which we conduct our business.

     Provision (benefit) for income taxes. The provision (benefit) for income taxes changed $7.2 million to a provision of $6.5 million for the nine months ended November 30, 2003 from a benefit of $0.7 million for the nine months ended November 30, 2002, as a result of an increase in our effective tax rate to 50.0% for the nine months ended November 30, 2003 from (0.8)% for the nine months ended November 30, 2002. Our effective tax rate for the nine months ended November 30, 2003 differed from the statutory rate as a result of certain foreign taxes and other non-deductible expenses. Our effective tax rate for the nine months ended November 30, 2002 differed from the statutory rate as a result of the non-deductible goodwill impairment charge of $105.2 million and valuation allowances recorded against the losses of certain foreign subsidiaries.

Fiscal Year Ended February 28, 2003 Compared to Fiscal Year Ended February 28, 2002

     Revenue. Our consolidated revenue decreased $38.2 million, or 2.3%, to $1,649.2 million in Fiscal 2003 from $1,687.4 million in Fiscal 2002. During Fiscal 2003, the Americas, Europe and the Asia-Pacific region accounted for 59.8%, 34.2% and 6.0%, respectively, of our consolidated revenue, compared to 64.1%, 29.0% and 6.9%, respectively, of our consolidated revenue during Fiscal 2002. Revenue generated by each of our three divisions was as follows:

  Comstor. Revenue from Comstor decreased $94.0 million, or 8.9%, to $966.0 million in Fiscal 2003 from $1,060.0 million in Fiscal 2002. Comstor revenue accounted for 58.6% of our consolidated revenue in Fiscal 2003 compared to 62.8% in Fiscal 2002. The decrease in Comstor revenue resulted primarily from a decline in sales of Cisco products as a result of a continued general decline in the market for networking and communications equipment, partially offset by $42.4 million in revenue contributed by the Landis acquisition.

  Westcon. Revenue from Westcon increased $72.0 million, or 16.9%, to $497.8 million in Fiscal 2003 from $425.8 million in Fiscal 2002. Westcon revenue accounted for 30.2% of our consolidated revenue in Fiscal 2003 compared to 25.2% in Fiscal 2002. The increase in Westcon revenue was primarily attributable to the Landis acquisition, which contributed $59.1 million in revenue in Fiscal 2003, and increased sales of convergence, security, wireless access and products of vendors other than Nortel, partially offset by a $15.3 decline in sales of Nortel products.

  Voda One. Revenue from Voda One decreased $16.2 million, or 8.0%, to $185.4 million in Fiscal 2003 from $201.6 million in Fiscal 2002. Voda One revenue accounted for 11.2% of our consolidated revenue in Fiscal 2003 compared to 12.0% in Fiscal 2002. The decrease in Voda One revenue resulted primarily from a decline in sales of Avaya products as a result of continued general decline in the demand for networking equipment.

     Cost of goods sold. Total cost of goods sold decreased $8.1 million, or 0.5%, to $1,505.0 million in Fiscal 2003 from $1,513.1 million in Fiscal 2002. Our consolidated gross margin decreased to 8.7% in Fiscal 2003 from 10.3% in Fiscal 2002, and total gross profit decreased to $144.2 million in Fiscal 2003 from $174.3 million in Fiscal 2002. The decrease in our consolidated gross margin was attributable to the decrease in gross margins in our Comstor and Westcon divisions as described below, partially offset by an increase in gross margin in our Voda One division and an increase in the percentage of our revenue contributed by sales of higher margin products.

  Comstor. Cost of goods sold for Comstor decreased $64.0 million, or 6.7%, to $891.8 million in Fiscal 2003 from $955.8 million in Fiscal 2002. Comstor gross margin decreased to 7.7% in Fiscal 2003 from 9.8% in Fiscal 2002, and gross profit decreased to $74.2 million in Fiscal 2003 from $104.2 million in Fiscal 2002. The decrease in Comstor gross margin was largely attributable to increased price competition for the products we sell, an increased proportion of our revenue derived from lower margin less complex Cisco products and reduced sales and marketing programs offered by Cisco, partially offset by higher gross margins on revenue from the Landis acquisition.

  Westcon. Cost of goods sold for Westcon increased $71.5 million, or 19.0%, to $447.9 million in Fiscal 2003 from $376.4 million in Fiscal 2002. Westcon gross margin decreased to 10.0% in Fiscal 2003 from 11.6% in Fiscal 2002, despite an increase in gross profit to $49.9 million in Fiscal 2003 from $49.5 million in Fiscal 2002. The decrease in Westcon gross margin was largely attributable to increased price competition for the products we sell and reduced sales and marketing programs offered by Nortel, partially offset by higher gross margins on revenue from the Landis acquisition.

  Voda One. Cost of goods sold for Voda One decreased $15.6 million, or 8.6%, to $165.3 million in Fiscal 2003 from $180.9 million in Fiscal 2002. Voda One gross margin increased to 10.9% in Fiscal 2003 from 10.3% in Fiscal 2002, despite a decrease in gross profit to $20.1 million in Fiscal 2003 from $20.7 million in Fiscal 2002.

The increase in Voda One gross margin was largely attributable to higher margins generated on sales of complementary products, partially offset by a decline in margin on Avaya products and a reduction in additional inventory purchase discounts.

     Selling, general and administrative expense. Selling, general and administrative expense increased $9.9 million, or 9.6%, to $113.5 million in Fiscal 2003 from $103.6 million in Fiscal 2002. Selling, general and administrative expense represented 6.9% of our consolidated revenue in Fiscal 2003 compared to 6.1% in Fiscal 2002, primarily due to the restart of the businesses acquired in the Landis acquisition as a result of which we incurred $18.4 million of selling, general and administrative expense in Fiscal 2003. Excluding the impact of the Landis acquisition, our selling, general and administrative expense decreased $8.5 million, or 8.2%, in Fiscal 2003 from Fiscal 2002, primarily due to lower compensation costs resulting from employee headcount reductions in our three operating divisions from 833 employees at the end of Fiscal 2002 to 779 employees at the end of Fiscal 2003.

     Depreciation and amortization expense. Depreciation and amortization expense decreased $8.9 million, or 42.2%, to $12.2 million in Fiscal 2003 from $21.1 million in Fiscal 2002. Depreciation and amortization expense represented 0.7% of our consolidated revenue in Fiscal 2003 compared to 1.3% in Fiscal 2002. Depreciation and amortization expense decreased primarily due to the cessation of goodwill amortization expense in accordance with SFAS No. 142, which we adopted on March 1, 2002 and therefore did not incur goodwill amortization expense in Fiscal 2003. In Fiscal 2002 goodwill amortization expense was $11.1 million. This decrease was offset by an increase in fixed asset depreciation by $2.3 million in Fiscal 2003 due to an increase in depreciable assets consisting primarily of computer and networking equipment.

     Stock buy-out agreement charge. There was no stock buy-out agreement charge in Fiscal 2003. In Fiscal 2002, we incurred a non-cash $6.7 million stock buy-out agreement charge relating to a stock buy-out agreement between us and a minority stockholder that was beneficially owned by certain executive officers of our company. This agreement was terminated in Fiscal 2002.

     Goodwill impairment. Impairment of goodwill was $105.2 million in Fiscal 2003. We recorded the impairment of goodwill in connection with our Fiscal 2003 annual impairment test. This charge reflects the decline in value of our goodwill which resulted from decreased revenue and gross profit within our Comstor division, caused in part by decreased demand for Cisco products during the downturn in the technology equipment market. There was no impairment of goodwill in Fiscal 2002.

     Income (loss) from operations. Income (loss) from operations changed $129.6 million to a loss of $86.6 million in Fiscal 2003 from income of $43.0 million in Fiscal 2002, primarily due to the goodwill impairment charge of $105.2 million in Fiscal 2003. Excluding this charge, income from operations decreased $24.4 million, or 56.8% to income of $18.6 million in Fiscal 2003. Excluding the goodwill impairment charge, income from operations declined to 1.1% of our consolidated revenue in Fiscal 2003 from 2.5% in Fiscal 2002, primarily due to lower aggregate operating margins at divisions operating during both years and the Landis acquisition which generated an operating loss of $9.4 million in Fiscal 2003.

     Other expense (income). Other expense (income) in total decreased $8.6 million, or 60.4%, to $5.7 million in Fiscal 2003 from $14.4 million in Fiscal 2002. Net interest expense decreased $6.5 million, or 62.7%, to $3.8 million in Fiscal 2003 from $10.2 million in Fiscal 2002 due to declining interest rates and lower outstanding borrowing levels under our credit arrangements, partially offset by lower interest income due to decreased funds available for investing.

     Expenses relating to Datatec increased $2.0 million to $4.2 million in Fiscal 2003 from $2.2 million in Fiscal 2002, primarily due to a $1.9 million increase in Datatec’s management fees to $3.1 million in Fiscal 2003 from $1.2 million in Fiscal 2002. Interest expense relating to our outstanding loans from Datatec increased to $1.1 million in Fiscal 2003 from $1.0 million in Fiscal 2002. We realized a foreign exchange gain of $4.1 million in Fiscal 2003 compared to a foreign exchange gain of $1.0 million in Fiscal 2002. During Fiscal 2002, we wrote-off $3.3 million of previously capitalized costs which were incurred in connection with an abandoned public offering of our common stock.

     Provision (benefit) for income taxes. The provision (benefit) for income taxes changed $13.8 million to a benefit of $0.8 million in Fiscal 2003 from a provision of $13.0 million in Fiscal 2002 as a result of a decrease in our effective tax rate to (0.8)% for Fiscal 2003 from 45.5% for Fiscal 2002. Our effective tax rate for Fiscal 2003 differed from the statutory rate as a result of the non-deductible goodwill impairment charge and valuation allowances recorded against the losses of certain foreign subsidiaries. Our effective tax rate for Fiscal 2002 differed from the statutory rate as a result of certain non-deductible goodwill amortization and compensation expenses.

Fiscal Year Ended February 28, 2002 Compared to Fiscal Year Ended February 28, 2001

     Revenue. Our consolidated revenue decreased $378.4 million, or 18.3%, to $1,687.4 million in Fiscal 2002 from $2,065.8 million in Fiscal 2001. During Fiscal 2002, the Americas, Europe and the Asia-Pacific Region accounted for 64.1%, 29.0% and 6.9%, respectively, of our consolidated revenue, compared to 61.4%, 31.6% and 7.0%, respectively, of our consolidated revenue during Fiscal 2001. Revenue generated by each of our three divisions was as follows:

  Comstor. Revenue from Comstor decreased $365.6 million, or 25.7%, to $1,060.0 million in Fiscal 2002 from $1,425.6 million in Fiscal 2001. Comstor revenue accounted for 62.8% of our consolidated revenue in Fiscal 2002 compared to 69.0% in Fiscal 2001. The decrease in Comstor revenue resulted primarily from a decline in sales of Cisco products as a result of a general decline in the demand for networking and communications equipment.

  Westcon. Revenue from Westcon decreased $85.1 million, or 16.7%, to $425.8 million in Fiscal 2002 from $510.9 million in Fiscal 2001. Westcon revenue accounted for 25.2% of our consolidated revenue in Fiscal 2002 compared to 24.7% in Fiscal 2001. The decrease in Westcon revenue resulted primarily from a decline in sales of Nortel products as a result of a general decline in the demand for networking equipment as well as increased price competition by other vendors, the cessation of sales of products of a certain vendor in the United States and certain other countries and the discontinuation by 3Com of its enterprise products during the year, partially offset by an increase in sales of security and wireless access products of other vendors.

  Voda One. Revenue from Voda One increased $72.3 million, or 55.9%, to $201.6 million in Fiscal 2002 from $129.3 million in Fiscal 2001. Voda One revenue accounted for 12.0% of our consolidated revenue in Fiscal 2002 compared to 6.3% in Fiscal 2001. The increase in Voda One revenue resulted from the inclusion of the businesses comprising our Voda One division (acquired in July 2000 and September 2000) in our consolidated results for the full Fiscal 2002 compared to the periods for which they were included in Fiscal 2001.

     Cost of goods sold. Total cost of goods sold decreased $323.2 million, or 17.6%, to $1,513.1 million in Fiscal 2002 from $1,836.3 million in Fiscal 2001. Our consolidated gross margin decreased to 10.3% in Fiscal 2002 from 11.1% in Fiscal 2001, and our total gross profit decreased to $174.3 million in Fiscal 2002 from $229.5 million in Fiscal 2001. The decrease in our consolidated gross margin was attributable to the decrease in gross margins in each of our divisions as described below, including $10.9 million of inventory reserves recorded in Fiscal 2002 compared to $1.8 million recorded in Fiscal 2001 in connection with the cessation of sales of products of a certain vendor in the United States and certain other countries, partially offset by an increase in the percentage of our revenue contributed by sales of higher margin products.

  Comstor. Cost of goods sold for Comstor decreased $322.6 million, or 25.2%, to $955.8 million in Fiscal 2002 from $1,278.4 million in Fiscal 2001. Comstor gross margin decreased to 9.8% in Fiscal 2002 from 10.3% in Fiscal 2001, and gross profit decreased to $104.2 million in Fiscal 2002 from $147.2 million in Fiscal 2001. The decrease in Comstor gross margin was largely attributable to a reduction in gross margin on sales of Cisco products for a portion of the year caused by the elimination of our participation in Cisco’s sales and marketing programs offered to us for such period and an increased proportion of our revenue being derived from lower margin less complex Cisco products.

  Westcon. Cost of goods sold for Westcon decreased $67.4 million, or 15.2%, to $376.4 million in Fiscal 2002 from $443.8 million in Fiscal 2001. Westcon gross margin decreased to 11.6% in Fiscal 2002 from 13.1% in Fiscal 2001, and gross profit decreased to $49.5 million in Fiscal 2002 from $67.1 million in Fiscal 2001. The decrease in Westcon gross margin was largely attributable to $10.9 million of inventory reserves recorded in Fiscal 2002 compared to $1.8 million recorded in Fiscal 2001 in connection with the cessation of sales of products of a certain vendor in the United States and certain other countries (accounting for a decrease in gross margin of 2.5%) and a reduction in early payment discounts and additional inventory purchase discounts, partially offset by an increase in gross margin from sales of Nortel products in certain sales transactions and shifts in product mix within the division which resulted in increased sales of security, wireless access and other products which generate higher gross margins.

  Voda One. Cost of goods sold for Voda One increased $66.7 million, or 58.5%, to $180.9 million in Fiscal 2002 from $114.2 million in Fiscal 2001. Voda One gross margin decreased to 10.3% in Fiscal 2002 from 11.7% in Fiscal 2001, and gross profit increased to $20.7 million in Fiscal 2002 from $15.1 million in Fiscal 2001. The decrease in Voda One gross margin was largely attributable to increased price competition by another large distributor of Avaya products in the United States and a reduction in additional inventory purchase discounts.

     Selling, general and administrative expense. Selling, general and administrative expense decreased $14.5 million, or 12.3%, to $103.6 million in Fiscal 2002 from $118.1 million in Fiscal 2001. Selling, general and administrative expense represented 6.1% of our consolidated revenue in Fiscal 2002 compared to 5.7% in Fiscal 2001. Selling, general and administrative expense decreased primarily due to cost savings resulting from reductions in the number of employees in the Westcon and Comstor divisions from 900 at the end of Fiscal 2001 to 747 at the end of Fiscal 2002, partially offset by an increase in the selling, general and administrative expense by the Voda One division which was acquired in May 2002 and which incurred $10.7 million of selling, general and administrative expense in Fiscal 2002 compared to $6.2 million in Fiscal 2001.

     Depreciation and amortization expense. Depreciation and amortization expense increased $2.9 million, or 15.8%, to $21.1 million in Fiscal 2002 from $18.2 million in Fiscal 2001. Depreciation and amortization expense represented 1.3% of revenue in Fiscal 2002 compared to 0.9% in Fiscal 2001. Depreciation and amortization expense increased primarily due to a $2.3 million, or 29.8%, increase in fixed asset depreciation in Fiscal 2002 as a result of an increase in depreciable assets consisting primarily of computer and networking equipment. Goodwill amortization expense increased $638,000 to $11.1 million in Fiscal 2002 from $10.5 million in Fiscal 2001.

     Stock buy-out agreement charge. In Fiscal 2002, we incurred a non-cash $6.7 million stock buy-out agreement charge related to a stock buy-out agreement between us and a minority stockholder that was beneficially owned by certain executive officers of our company. This agreement was terminated in Fiscal 2002. There was no stock buy-out agreement charge in Fiscal 2001.

     Income (loss) from operations. Income (loss) from operations decreased $50.2 million, or 53.9%, to $43.0 million in Fiscal 2002 from $93.2 million in Fiscal 2001. Income from operations represented 2.6% of our consolidated revenue in Fiscal 2002 compared to 4.5% in Fiscal 2001. Income from operations decreased primarily as a result of a decrease in total gross profit, the impact of the stock buy-out agreement charge and increased depreciation expense.

     Other expense (income). Other expense (income) changed by $21.8 million to an expense of $14.4 million in Fiscal 2002 from income of $7.4 million in Fiscal 2001. This change was primarily due to a gain of $32.9 million in Fiscal 2001 from the sale of substantially all of our investment in the shares of common stock of a company that subsequently became publicly listed. Excluding this gain, other expense decreased by $11.1 million, or 43.6%, in Fiscal 2002 from Fiscal 2001. Net interest expense decreased $12.2 million, or 54.3%, to $10.2 million in Fiscal 2002 from $22.4 million in Fiscal 2001 due to declining interest rates and lower outstanding borrowing levels under our credit arrangements, partially offset by lower interest rates on invested cash balances.

     Expenses related to Datatec increased $926,000 to $2.2 million in Fiscal 2002 from $1.3 million in Fiscal 2001, primarily due to the $1.2 million of Datatec’s management fees paid in Fiscal 2002 compared to no fees paid in Fiscal 2001. Interest expense relating to our outstanding loans from Datatec decreased to $1.0 million in Fiscal 2002 from $1.3 million in Fiscal 2001. We realized a foreign exchange gain of $976,000 in Fiscal 2002 compared to a foreign exchange loss of $576,000 in Fiscal 2001. During Fiscal 2002, we wrote-off $3.3 million of previously capitalized costs which were incurred in connection with an abandoned public offering of our common stock.

     Provision (benefit) for income taxes. The provision for income taxes decreased $28.8 million to $13.0 million in Fiscal 2002 from $41.8 million in Fiscal 2001 as a result of a decrease in our pre-tax income. Our effective tax rate increased to 45.5% in Fiscal 2002 from 41.6% in Fiscal 2001. Our effective tax rate for Fiscal 2002 differed from the statutory rate as a result of certain non-deductible goodwill amortization and compensation expenses. Our effective tax rate for Fiscal 2001 differed from the statutory rate as a result of state taxes and certain non-deductible goodwill amortization expense.

Selected Quarterly Results

     The following table presents certain unaudited quarterly financial information for our last seven quarters on a historical basis. The unaudited interim consolidated financial information contained herein has been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, includes all adjustments, consisting of only normal recurring adjustments that we consider necessary to fairly present such information when read together with the consolidated financial statements and related notes thereto appearing elsewhere in this prospectus.

	Fiscal 2003				Nine Months Ended November 30, 2003

	Three Months Ended

	May 31, 2002	August 31, 2002	November 30, 2002	February 28, 2003	May 31, 2003	August 31, 2003	November 30, 2003

	(in thousands)
Revenue	$388,589	$417,588	$428,862	$414,208	$422,354	$457,962	$482,573
Cost of goods sold	354,987	379,734	390,143	380,143 (1)	385,726	418,398	442,342

Gross profit	33,602	37,854	38,719	34,065	36,628	39,564	40,231
Total operating expenses	27,082	31,553	136,483 (2)	35,714	31,781	32,733	31,136

Income (loss) from operations	$6,520	$6,301	$(97,764)	$(1,649)	$4,847	$6,831	$9,095

Income (loss) before taxes	$5,949	$3,530	$(98,269)	$(3,548)	$3,721	$4,517	$4,832

Net income (loss)	$3,201	$1,895	$(93,211)	$(3,458)	$1,860	$2,258	$2,414

(1)	Includes $4.1 million of inventory reserves recorded in connection with the cessation of sales of products of a certain vendor in the United States and certain other countries.

(2)	Includes a $105.2 million goodwill impairment charge relating to our Comstor division.

     The following table presents certain unaudited quarterly information as a percentage of our consolidated revenue for our last seven quarters on a historical basis.

	Fiscal 2003				Nine Months Ended November 30, 2003

	Three Months Ended

	May 31, 2002	August 31, 2002	November 30, 2002	February 28, 2003	May 31, 2003	August 31, 2003	November 30, 2003

Revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of goods sold	91.4	90.9	91.0	91.8 (1)	91.3	91.4	91.7

Gross margin	8.6	9.1	9.0	8.2	8.7	8.6	8.3
Total operating expenses	7.0	7.6	31.8 (2)	8.6	7.6	7.2	6.5

Income (loss) from operations	1.6	1.5	(22.8)	(0.4)	1.1	1.4	1.8

Income (loss) before taxes	1.5	0.9	(22.9)	(0.9)	0.9	1.0	1.0

Net income (loss)	0.8%	0.5%	(21.7)%	(0.8)%	0.5%	0.5%	0.5%

(1)	Includes $4.1 million (1.0% of revenue) of inventory reserves recorded in connection with the cessation of sales of products of a certain vendor in the United States and certain other countries.

(2)	Includes a $105.2 million (24.5% of revenue) goodwill impairment charge relating to our Comstor division.

     Our results of operations have fluctuated, and will likely fluctuate in the future, as a result of many factors. See “Risk Factors—Our quarterly results of operations have varied in the past and may continue to do so, which may cause our stock price to fluctuate.” Although we attempt to control our expense levels, these levels are based, in part, on anticipated sales. Therefore, we may not be able to control spending in a timely manner to compensate for any unexpected sales shortfall. We believe that you should not rely on period-to-period comparisons of our results of operations as an indication of future performance. The results of any quarterly period are not indicative of results to be expected for a full fiscal year. In future quarters, our results of operations may be below the expectations of public market analysts or investors, which could adversely impact our share price.

     Our revenue, financial condition and results of operations are also affected by seasonal patterns. In the past, we have experienced higher revenue during our second (June to August) and third (September to November) quarters due to factors affecting our principal vendors and increased purchases by agencies of the United States government from September to November in conjunction with their procurement cycle. These positive influences may be partially offset by a reduction in demand in Europe during the summer months. Due to an increased number of holidays, we typically generate lower revenue during our fourth quarter (December to February).

     Revenue increased sequentially in each of the quarters ended May 31, 2002 through November 30, 2002 primarily as a result of the Landis acquisition in May 2002 and an increase in sales of security, wireless and products of our vendors other than our principal vendors, offset by a decline in sales of our principal vendors’ products. Revenue declined in the quarter ended February 28, 2003 primarily because the fourth quarter of our fiscal year is affected by seasonality due to an increased number of holidays, and revenue for the quarter ended May 31, 2003 was lower than the revenue for the quarter ended November 30, 2002 primarily because of seasonality as described in the paragraph above. Revenue again increased on a sequential basis in each of the quarters ended May 31, 2003 through November 30, 2003, primarily due to increasing demand for networking and communications equipment, including convergence, security, wireless access and products that are complementary to our principal vendors’ products.

     Gross margin increased to 9.1% in the quarter ended August 31, 2002 from 8.6% in the prior quarter primarily due to the impact of the Landis acquisition. Gross margin remained relatively flat in the two quarters ended November 30, 2002 as we continued to generate higher revenue and gross margins from the Landis acquisition. Gross margin declined to 8.2% in the quarter ended February 28, 2003 from 9.0% in the prior quarter as we recorded $4.1 million of inventory reserves in connection with the cessation of sales of products of a certain vendor in the United States and certain other countries. Gross margin in the quarters ended May 31, August 31 and November 30, 2003 remained relatively constant due to relatively stable market conditions and the absence of significant changes in product mix among our principal vendors.

     Operating expenses consist primarily of selling, general and administrative expense on a recurring basis. Operating expenses increased on an absolute basis and as a percentage of revenue in the quarter ended August 31, 2002 from the prior quarter, primarily as a result of increased commissions payable to our salespersons during the quarter. In the quarter ended November 30, 2002, we recorded a goodwill impairment charge of $105.2 million. Excluding this goodwill impairment charge, operating expenses remained constant on an absolute basis with the prior quarter. Operating expenses, excluding the goodwill impairment charge, increased on an absolute basis and as a percentage of revenue in the quarter ended February 28, 2003, primarily due to an increase in bad-debt expense relating to two of our customers in the United States who have filed for bankruptcy. Operating expenses remained constant on an absolute basis for the quarters ended May 31, August 31 and November 30, 2003 and declined on a percentage basis as a result of the growth in revenue during those quarters.

     We expect to record additional charges during the quarter in which we complete this offering, and we believe that our selling, general and administrative expense will increase to support the recent growth in our business and due to the additional costs of becoming a publicly traded company after the completion of this offering. See “– Overview.”

Liquidity and Capital Resources

     Our business is working capital intensive. Our working capital needs are primarily to finance our accounts receivable and inventories. We largely rely on revolving credit and vendor inventory purchase financing for our working capital needs.

     We have financed our business and cash needs through cash provided by operations, borrowings under our credit and financing arrangements and a combination of borrowings and equity contributions from Datatec. In addition, we benefit from certain vendor inventory purchase financing arrangements in Europe which permit us to extend our usual vendor payment cycles. Our primary recurring future cash needs will be for working capital and capital expenditures. We may also need to use cash, incur additional debt or issue equity to make acquisitions.

     For the nine months ended November 30, 2003, we used $50.4 million in cash in operating activities compared to $1.9 million provided by operating activities during the nine months ended November 30, 2002. This decrease in operating cash flow was primarily due to increases in accounts receivable, inventory, prepaid expenses and other current assets, partially offset by an increase in accounts payable and accrued expenses during the nine months ended November 30, 2003 associated with the higher levels of revenue in this period. For the nine months ended November 30, 2003, we used $5.9 million in cash in investment activities compared to $13.8 million during the nine months ended November 30, 2002. As of November 30, 2003, we had outstanding borrowings of $93.5 million under our revolving credit facility compared to $120.7 million as of November 30, 2002 under our former revolving credit facility. The average outstanding borrowing under our revolving credit facility from the effective date of this facility, June 12, 2003, to November 30, 2003 was $90.6 million and ranged between $53.6 million and $118.8 million during such period.

     Net cash provided by operating activities was $40.3 million, $162.1 million and $108.9 million in Fiscal 2001, Fiscal 2002 and Fiscal 2003, respectively. The $121.8 million increase in cash provided by operating activities in Fiscal 2002 compared to Fiscal 2001 was primarily attributable to lower levels of accounts receivable and inventory, which accounted for an increase of $286.4 million, partially offset by a $131.8 million decrease in accounts payable and accrued expenses. Cash provided by operating activities decreased by $53.2 million to $108.9 million in Fiscal 2003 from Fiscal 2002, primarily due to a reduction in cash provided by accounts receivable and inventory of $210.6 million, partially offset by an increase in cash provided by accounts payable and accrued expenses of $178.2 million. Our average cash and cash equivalents balance typically varies significantly during the year. The average cash and cash equivalents balance during Fiscal 2003 and during the nine months ended November 30, 2003 was $98.1 million and $78.7 million, respectively.

     Net cash used in investment activities was $24.2 million, $23.6 million and $16.3 million in Fiscal 2001, Fiscal 2002 and Fiscal 2003, respectively, primarily due to capital expenditures related to the expansion of warehouse and other facilities and improvements in information systems. During Fiscal 2001, we sold 93% of our investment in the common stock of a vendor for $33.8 million. In addition, during the same period we expended $43.7 million, net of cash acquired, for the acquisitions of LAN Systems (Pty.) Ltd., Inacom Communications, Inc. and CCA Technologies, Inc. and the payment of contingent consideration relating to entities contributed by Datatec during Fiscal 2000. During Fiscal 2003, we expended $5.5 million for the acquisition of certain assets, primarily fixed assets and employees, and assumption of related liabilities of the distribution division of Landis Group NV.

     Net cash used in financing activities was $2.4 million, $101.7 million and $57.0 million in Fiscal 2001, Fiscal 2002 and Fiscal 2003, respectively. Net cash used in financing activities increased in Fiscal 2002 and Fiscal 2003, as compared to Fiscal 2001, primarily due to $33.7 million and $54.7 million, respectively, in net repayments under our former revolving credit facility, and $65.0 million and $10.0 million in repayments, respectively, under our $75.0 million acquisition facility during those years using borrowings from our former revolving credit facility. As of February 28, 2003, we had outstanding borrowing of $64.7 million under our former revolving credit facility compared to $128.6 million as of February 28, 2002. In Fiscal 2001 and 2002, we repaid $3.5 million and $3.0 million, respectively, in advances from Datatec. In Fiscal 2003, we received $8.0 million through loans from Datatec, net of amounts repaid to Datatec.

     We currently expect to make capital expenditures of approximately $9.0 million in Fiscal 2004 to continue the expansion of our business and for the upgrade and maintenance of our principal enterprise resource planning system.

     On June 12, 2003, we entered into a three-year $175.0 million syndicated revolving credit facility for our U.S. and Canadian subsidiaries with various U.S. and Canadian lenders, including HSBC Bank USA, General Electric Capital Corporation, LaSalle Business Credit, LLC and ABN Amro Bank N.V. Advances under this facility (including letters of credit) may not exceed the lesser of $175.0 million or the sum of 85% of our eligible accounts receivable plus the lesser of 65% of our eligible inventory and 85% of the orderly liquidation value of the inventory at certain subsidiaries. The revolving credit facility bears interest at the prime rate plus a margin that ranges from 0.25% to 0.75% or LIBOR plus a margin that ranges from 2.25% to 2.75%, at our option, and requires a commitment fee that ranges from 0.25% to 0.50% on the unutilized portion. The interest rate margins and commitment fee are determined by reference to our utilization of the facility. The margin and fee increase as utilization increases. Borrowings under this credit facility are collateralized by (i) a pledge of 100% of the stock of Westcon Group subsidiaries in the U.S. and a pledge of 66.66% of the stock of Westcon Group subsidiaries in Canada and (ii) a security interest in substantially all of the assets of Westcon Group and its subsidiaries in the United States and Canada, subject to certain exceptions in the case of Westcon Group’s cash and cash equivalents as well as its interests in subsidiaries outside of North America. This facility contains certain affirmative and negative covenants including, but not limited to, financial covenants establishing minimum fixed charge coverage and tangible net worth and covenants that restrict our ability to incur debt, create liens, make acquisitions and investments, sell assets and the ability of our U.S. and Canadian subsidiaries to pay us dividends. The prime rate and LIBOR were 4.0% and 1.17%, respectively, at November 30, 2003. As of November 30, 2003, we had $93.5 million outstanding under this revolving credit facility.

     Certain of our European subsidiaries have arrangements with a financial institution to provide up to an aggregate of $170 million of vendor inventory purchase financing which enables us to finance the purchase of inventory from Cisco for these subsidiaries. The financial institution may, at any time upon the occurrence of certain events, including late payments under the arrangements and a cross-default to non-payment of other debt, terminate the financings. The vendor inventory purchase financings permit these subsidiaries to order products from Cisco with the products initially paid for by the financial institution. After a specified number of days following the receipt of the product by us (normally 60 days), we are obligated to pay the financial institution for the inventory. Obligations under these financings are guaranteed by Westcon Group, Inc. and several of our European subsidiaries and are secured by inventory and inter-company accounts receivable relating to the sale of Cisco products in Europe. Our subsidiaries that are party to these financings must also comply with financial covenants that establish minimum liquidity and a minimum net profit before tax to revenue percentage and maximum leverage for these subsidiaries. These arrangements prohibit our European subsidiaries from paying dividends to us.

     One of our subsidiaries in the United Kingdom has an arrangement with a financial institution to provide accounts receivable financing. Advances under the accounts receivable arrangement are generally available for up to 85% of the subsidiary’s eligible accounts receivable and bear interest at a rate of 2.5% below the sterling base rate (or if the discounting account is kept in a currency other than sterling, its equivalent for that currency) quoted from time to time by HSBC Bank Plc (or its successors) for London based accounts. This arrangement expires on February 28, 2004, subject to automatic renewal on a monthly basis unless terminated by either party on a one month’s notice. As of November 30, 2003, no amount was outstanding under this arrangement.

     One of our subsidiaries in Australia has an arrangement with a financial institution to provide up to $13.2 million of accounts receivable, foreign currency settlement and other financing. Advances under the accounts receivable arrangement are generally available for up to 85% of the subsidiary’s eligible accounts receivable and bear interest at the financial institution’s base rate plus 0.50% (currently 7.85% per annum). This arrangement contains financial covenants setting forth requirements for minimum earnings before interest and taxes to fixed charge coverage ratio, minimum after tax retained earnings and minimum net inventory value to amount outstanding under the arrangement. This arrangement expires in September 2004. As of November 30, 2003, $1.2 million was outstanding under this arrangement.

     During March, April and May of 2003, we entered into several accounts receivable financing arrangements with financial institutions relating to certain former Landis subsidiaries to provide up to an aggregate $40.0 million of accounts receivable financing. Advances under the arrangements are generally available for up to 85% of the subsidiaries’ eligible accounts receivable and bear interest at rates based upon the respective bank’s base borrowing rates plus 1.5% to 1.75%. These arrangements expire during Fiscal 2004 and Fiscal 2005. As of November 30, 2003, $15.4 million was outstanding under these arrangements.

     From time to time prior to May 2003, Datatec extended loans to assist us with our working capital and acquisition financing requirements. As of November 30, 2003, an aggregate principal amount of $35.7 million was outstanding under loans to us from Datatec, including accrued interest. We intend to repay approximately $5.7 million to Datatec from the net proceeds of this offering. The remaining balance will be represented by one or more notes that we intend to issue to Datatec prior to the completion of this offering, bearing cash interest that will be payable quarterly at a fixed rate of 4.75% per annum. The principal amount of the note will be paid in two equal installments, with each installment payable on the first business day following seven years and eight years, respectively, from the date of the note. We may at our option prepay the loan in whole or in part at any time prior to maturity without penalty. We do not intend to incur any additional indebtedness from Datatec.

     The Company does not have any material minimum purchase obligations. We have contractual commitments under operating lease arrangements, an employment agreement and a non-competition agreement with our Chief Executive Officer and long-term debt due to Datatec. Payments due under these arrangements after February 28, 2003 are as follows:

	Payments Due by Period

Contractual Obligations	Total	< 1 year	1-3 years	4-5 years	> 5 years

	(in thousands)
Non-cancelable operating leases	$45,176	$9,777	$17,624	$6,884	$10,891
Employment and non-competition
agreements	2,882	1,187	1,695	—	—
Long-term debt – Datatec	34,421	—	—	34,421	—

Total	$82,479	$10,964	$19,319	$41,305	$10,891

     We believe that the net proceeds from the sale of our common stock offered hereby, cash and cash equivalents on hand, net cash provided by operating activities, funds available under our credit arrangements, including our revolving credit facility, will provide sufficient resources to meet our working capital requirements and other cash needs for at least the next 12 months. If we were to experience significant growth in our business or engage in any acquisitions not currently anticipated, additional debt or equity financing would likely be required.

Critical Accounting Policies and Estimates

     The preparation of our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, amounts of revenue and expenses during the reporting period, disclosure of any contingent assets and liabilities and the footnotes to the financial statements. On an ongoing basis, we review and evaluate our estimates and assumptions, including those that relate to revenue recognition; vendor programs; accounts receivable; inventories; goodwill and other long-lived assets and income taxes. Our estimates are based on our historical experience and a variety of other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making our judgment about the carrying values of assets and liabilities that are not readily available from other sources. Actual results could differ from these estimates under different assumptions or conditions.

     We believe the following critical accounting policies are affected by our judgment, estimates and/or assumptions used in the preparation of our consolidated financial statements.

     Revenue Recognition – We recognize revenue when the sales price is fixed or determinable, collection of the resulting receivable is reasonably assured and title and risk of ownership pass to the customer. Transfer of title and risk of ownership occurs upon shipment of product or upon delivery when we bear the risk of loss while the product is in transit. At the end of each quarter, we estimate but do not recognize revenue related to products in-transit to our customers for which we bear the risk of loss while in transit. We use an estimated number of days based on historical transit periods for different geographies to estimate the shipment of orders and the related amount of revenue not to be recognized. We also offer customers the right to return products that do not function properly within a limited time after delivery. We record a provision for the estimated amount of product returns, based on historical experience, which is recorded concurrently with the recognition of revenue. We also record a provision for any notification we receive of pending returns at the time we are notified. While such returns have historically been within our expectations and the provisions established, we may not continue to experience the same return rates that we have experienced in the past. Any significant increases in product failure rates and the resulting credit returns could have a material adverse impact on our results of operations.

     Vendor Programs – We receive purchase discounts, product rebates, inventory price protection and allowances such as cooperative marketing, training and advertising incentives and promotional programs from our vendors. Purchase discounts, product rebates and inventory price protection relating to inventory sold are recorded as reductions to our cost of goods sold. The allowances such as cooperative marketing, training and advertising incentives and promotional programs are recorded, net of direct costs, as a reduction to our selling, general and administrative expense. We accrue rebates based on the specific terms of the program and sales or purchases of qualifying products. These incentives are generally offered by our vendors on a quarterly, semi-annual or annual basis. However, some of these incentives are negotiated on an ad hoc basis to support specific programs mutually developed by us and the vendor. Some of the vendor programs may extend over one or more quarterly reporting periods. Actual rebates may vary based on purchase volume or other sales achievement levels, which could result in an increase or reduction in the estimated amounts. Some of these incentives require estimates by our management of amounts earned in any particular period which requires us to estimate our future sales of particular products and whether we will meet other sales achievement levels. In addition, if market conditions deteriorate, vendors may change or discontinue the future terms of some or all of these programs. Any such changes could lower our gross margins. We also provide reserves for receivables on vendor programs for estimated losses resulting from vendors’ inability to pay or rejections of claims by vendors.

     Accounts Receivable – We provide allowances for doubtful accounts on our accounts receivable for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, which may result in the impairment of their ability to make payments, additional allowances may be required. Our estimates are influenced by the following considerations: the quality and aging of the receivable portfolio; our continuing credit evaluation of our customers’ financial conditions; our credit insurance coverage; specifically identified customer risks; and in certain circumstances, collateral requirements from our customers.

     Inventories – We state our inventories at the lower of cost or market. We maintain inventory levels based on our projections of future demand and market conditions. Any sudden decline in demand or technological change can cause us to have excess or obsolete inventories. On an ongoing basis, we review for estimated obsolete or unmarketable inventories and write-down our inventories to their estimated net realizable value based upon our forecasts of future demand and market conditions. These write-downs are reflected in cost of goods sold. If actual market conditions are less favorable than our forecasts, additional inventory reserves may be required. Our estimates are primarily influenced by the following considerations: sudden decline in demand due to economic downturn; rapid product improvements and technological changes; our ability to return a certain amount of our purchases to vendors; and protection from loss in value of inventory under our vendor agreements.

     Goodwill and Other Long-Lived Assets – Goodwill is tested for impairment in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142. Goodwill and Other Intangible Assets and all other long-lived assets are tested for impairment in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets.

     In accordance with SFAS No. 142, we no longer amortize goodwill effective March 1, 2002, the date we adopted SFAS No. 142. Instead, goodwill is reviewed for impairment at least annually or when facts and circumstances indicate that goodwill may be impaired, using fair value measurement techniques. The valuation methods include estimated net present value of projected future cash flows of each of our reporting units. If actual results are substantially lower, or if market discount rates increase, it could adversely affect our valuations and may result in additional future impairment charges. During Fiscal 2003, we recorded a goodwill impairment charge of $105.2 million.

     In accordance with SFAS No. 144, we assess impairment of our long-lived assets when there is evidence that recent events or changes in circumstances have made recovery of an asset’s carrying value unlikely. When the sum of the expected, undiscounted future net cash flows is less than the carrying value of an asset, an impairment loss is recognized. Factors we consider important, which may cause an impairment include: significant changes in the manner of use of the asset; negative industry or economic trends; and significant underperformance relative to historical or projected results of operations.

     Income Taxes – As part of the process of preparing our consolidated financial statements, we calculate our income tax expense in each of the tax jurisdictions in which we operate in accordance with SFAS No. 109. This process involves calculating our actual current tax expense together with assessing any temporary differences resulting from the different treatment of certain items, such as the timing for recognizing revenue and expenses, for tax and accounting purposes. These differences may result in deferred tax assets and liabilities, which are included in our consolidated balance sheet. We are required to assess the likelihood that our deferred tax assets, which include net operating loss carryforwards and temporary differences that are expected to be deductible in future years, will be recoverable from future taxable income or other tax planning strategies. If recovery is not likely, we have to provide a valuation allowance based on our estimates of future taxable income in the various taxing jurisdictions, and the amount of deferred taxes that are ultimately realizable. The provision for current and deferred tax liabilities involves evaluations and judgments of uncertainties in the interpretation of complex tax regulations by various taxing authorities.

Quantitative and qualitative disclosures about market risk

     We are exposed to market risk in the ordinary course of business, which consists primarily of interest rate risk associated with our variable rate debt and foreign exchange rate risk. We do not have material equity price risk as our equity investments are not significant.

Interest rate risk

     All borrowings under our revolving credit facility and the majority of our debt obligations bear interest at variable rates. Our revolving credit facility bears interest at the prime rate plus a margin that ranges from 0.25% to 0.75% (depending on the average amount of excess availability we maintain under the facility) or LIBOR plus a margin that ranges from 2.25% to 2.75%, at our option, and requires a commitment fee that ranges from 0.25% to 0.50% on the unutilized portion of the line. While we have not used derivative instruments to alter the interest rate characteristics of our debt instruments in the past, we may do so in the future. The fair value of our outstanding borrowings that are sensitive to changes in interest rates is $87.0 million as of November 30, 2003. A 150-basis point increase or decrease in rates at November 30, 2003 would not result in a material change in the fair value of these obligations.

     The following table presents the hypothetical changes in interest expense related to our outstanding borrowings for the nine months ending November 30, 2003 that are sensitive to changes in interest rates. The modeling technique used measures the changes in interest expense arising from hypothetical parallel shifts in the yield curves of the respective countries, of plus or minus 5%, 10% and 15% for the nine months ended November 30, 2003.

	Interest Expense Given an Interest Rate Decrease by X Percent				Interest Expense Given an Interest Rate Increase by X Percent

	15%	10%	5%	Actual Interest Expense Assuming No Change in Interest Rate	5%	10%	15%

	(in thousands)
Lines of credit	$2,621	$2,776	$2,930	$3,084	$3,238	$3,392	$3,547

Long-term debt-Datatec	681	721	761	801	841	881	921

Total	$3,302	$3,497	$3,691	$3,885	$4,079	$4,273	$4,468

Foreign currency risk

     We utilize forward currency contracts to manage our currency exchange rate risk exposures in major countries where we operate. Forward currency contracts are entered into for periods consistent with the specific underlying exposures, are generally short-term in nature with maturities of less than one year, and do not constitute positions independent of those exposures. The use of these derivative financial instruments allows us to reduce our overall exposure to exchange rate movements, since the gains and losses on these contracts substantially offset losses and gains on the underlying liabilities being hedged. As of November 30, 2003, our primary foreign currency market exposures were the Euro, the British Pound, the Australian Dollar and the Canadian Dollar. The Company does not apply hedge accounting to these forward currency contracts; and has not designated any of them as hedging instruments. We do not hold or issue derivative financial instruments for trading purposes.

     The fair value of forward currency contracts is sensitive to changes in foreign currency exchange rates. The following table presents the hypothetical changes in fair values in our outstanding derivative instruments at November 30, 2003 that are sensitive to changes in foreign currency exchange rates. The modeling technique used measures the change in fair values arising from an instantaneous strengthening or weakening of the U.S. Dollar by 5%, 10% and 15%.

	Loss on Derivative Instruments Given A Weakening of the U.S. Dollar by X Percent				Gain on Derivative Instruments Given A Strengthening of the U. S. Dollar by X Percent

	15%	10%	5%	Loss Assuming No Change in Exchange Rate	5%	10%	15%

	(in thousands)
Forward contracts	$(8,564)	$(6,484)	$(4,240)	$(1,812)	$615	$2,860	$4,939

     In addition, substantially all of our selling, general and administrative expense outside the United States is denominated in local currency, principally the Euro, the British Pound, the Canadian Dollar and the Australian Dollar. We estimate that a one percent weakening in the U.S. Dollar against these local currencies would have increased our selling, general and administrative expenses by approximately $417,000 for the nine months ended November 30, 2003. We do not believe that movements in exchange rates have a material impact on our gross margins because both sales in foreign locations and the related purchases of inventory are generally either denominated in the local currency, or denominated in, or indexed to, U.S. Dollars.

Impact of Inflation

     Inflation has not had a significant impact on our operations during the periods presented. Technological advances and competition within the networking and communications industry has generally caused prices of the products sold by us to decline. Management believes that we could pass on any price increases to our customers, as the prices that we charge are not set by long-term contracts.

Related Party Transactions

       For a description of our related party transactions, see “Certain Relationships and Related Transactions.”

Recent Accounting Pronouncements

     In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 142 requires that goodwill and certain intangibles with an indefinite life not be amortized, but subjected to an impairment test on an annual basis or when facts and circumstances suggest such assets may be impaired. We adopted SFAS No. 142 effective March 1, 2002 which resulted in the cessation of goodwill amortization, which was $10.5 million and $11.1 million in Fiscal 2001 and Fiscal 2002, respectively, and required us to perform a transitional impairment analysis upon adoption. We completed the transitional impairment test as of March 1, 2002 which did not result in impairment. We completed our annual impairment test as of November 30, 2002 which resulted in an impairment charge of $105.2 million relating to the Comstor division in Fiscal 2003. This charge is reflective of a downturn in the technology equipment market which negatively impacted our sales and gross profit relating to Cisco products. This caused the operating profits and cash flows of the Comstor division to be lower than expected during the nine months ended November 30, 2002. Based upon the prevailing market conditions, our long-term earnings and cash flow projections were revised. The fair value of the Comstor reporting unit was estimated using the expected present value of the future cash flows.

     In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of leases. We adopted SFAS No. 143 effective March 1, 2002. The adoption of SFAS No. 143 did not have an impact on our consolidated financial statements.

     In November 2002, the FASB issued FASB Interpretation (“FIN”) 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 requires additional disclosure relating to guarantees and in some cases requires the recognition of a liability for the fair value of certain guarantees. FIN 45 is applicable to guarantees issued or modified after December 31, 2002. The adoption of FIN 45 did not have an impact on our consolidated financial statements, as we do not guarantee the liabilities of others.

      In November 2002, the Emerging Issues Task Force issued EITF No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables. EITF 00-21 applies to certain contractually binding arrangements under which a company performs multiple revenue generating activities and requires that companies account for each element within an arrangement with multiple deliverables as separate units of accounting if (a) the delivered item has value on a stand-alone basis, (b) there is objective and reliable evidence of fair value and (c) the amount of the total arrangement consideration is fixed. EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. We are evaluating the provisions of EITF 00-21 and whether its implementation will have a material impact on our consolidated financial statements.

     In December 2002, the FASB issued SFAS No. 148, Accounting for Stock Based Compensation. SFAS No. 148 amends SFAS No. 123 to provide alternative methods of transition for voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, the statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. We implemented the disclosure provisions of SFAS No 148.

     In March 2003, the Emerging Issues Task Force issued EITF 02-16 Accounting by a Customer (including a reseller) for Certain Consideration Received from a Vendor. Under EITF 02-16, rebates or refunds of a specified amount of cash consideration that is payable pursuant to a binding arrangement only if the customer completes a specified cumulative level of purchases or remains a customer for as specified time period are recognized as a reduction of the cost of sales based on a systematic and rational allocation of the cash consideration offered to each of the underlying transactions that results in progress by the company toward earning the rebate or refund provided the amounts are probable and reasonably estimable. We have adopted EITF 02-16. The adoption of EITF 02-16 did not have an impact on our consolidated financial statements.

      In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equities. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. The adoption of SFAS No. 150 did not have an impact on our consolidated financial statements.

BUSINESS

Overview

     We are a specialty distributor of networking and communications equipment for leading technology vendors, principally Cisco Systems, Nortel Networks and Avaya. Our vendors rely upon us as an important indirect sales channel focused on selling their technologically advanced products. Our customers, who are resellers, systems integrators and service providers, typically do not have direct relationships with our vendors. We provide our customers with the necessary technical expertise, sales support and services required to resell, install and support these products. We also provide our customers with solutions that integrate products manufactured by other vendors, many of whose products are complementary to those of our principal vendors. We have expertise in selling products that enable the convergence of voice, data and video applications and technologies, including voice-over Internet protocol, or VoIP, as well as products that provide security for networking and communications systems.

     As networking and communications products have become increasingly complex, our customers’ reliance on distributors to provide specialty sales and support services, employee training and logistics, management and administrative services has increased. By providing our customers with these services, in addition to our vendors’ products, we enable our customers to expand their businesses and reduce their costs. As of November 30, 2003, we had over 100 certified technical personnel and over 500 sales and marketing personnel supporting approximately 110 vendors and over 7,700 customers worldwide.

Our Opportunity

     Networking and communications equipment vendors are increasingly utilizing outsourced providers of business-critical services, such as distribution and manufacturing, to improve their profitability and liquidity. These vendors rely upon distributors to address the highly fragmented market consisting of resellers, systems integrators and service providers who lack the requisite technical understanding to identify and install complex products and solutions best suited to meet end-user customer needs. We believe that the vendors’ reliance on these indirect sales channels, both in the United States and internationally, will continue to grow as the complexity of their products continues to increase and as vendors seek to increase efficiency and reduce costs.

     Within the networking and communications industry, there are two primary types of distributors, specialty and broadline. Both purchase products directly from vendors and sell them to resellers, systems integrators and service providers. Specialty distributors generally sell more complex products of a limited number of vendors and offer the expertise and technical support capabilities necessary to sell these complex products and solutions. In addition, many vendors utilize specialty distributors to introduce new product lines, particularly those that are emerging technologies. These distributors employ sales and technical personnel who are trained and/or certified by vendors in a manner similar to the vendors’ own staff. Broadline distributors, by contrast, carry numerous products of a large number of vendors, many of which are high-volume, low-dollar-cost or commodity-type products, such as personal computers and monitors, servers, office furniture, personal digital assistants, connector cables, office supplies and printers. These distributors compete primarily on unit price, shipping costs and product availability.

     We believe that the following trends and emerging technologies will play a key role in industry growth:

     Growth of networking and communications market. As commercial enterprises and governmental entities upgrade, expand and replace their networks, they will need to acquire new networking and communication equipment such as switches, hubs and routers. According to International Data Corporation, or IDC, a third party research firm, after declining from $28.9 billion in 2001 to $23.5 billion in 2003, the overall end-user enterprise networking and communications equipment industry is expected to grow to $32.1 billion in 2008.

     Convergence of voice, data and video communications. Voice, data and video networks have historically been built or deployed as separate networks within organizations since each network has used different switching and transmission technologies. Recent technological developments have allowed a single network to reliably carry voice, data and video traffic. Accordingly, organizations can achieve significant cost savings, increase efficiency and capitalize on new productivity enhancing applications by utilizing a single, integrated network for their communications requirements, including VoIP. Applications such as unified messaging, mobility and customer relationship management provide new capabilities to organizations by cost-effectively extending the reach and productivity of their employees. We expect the convergence of voice, data and video networks to accelerate over the next several years. According to IDC, the market for converged telephone systems (Internet protocol PBX systems and Internet protocol telephones) is expected to grow from $2.3 billion in 2003 to $7.9 billion in 2008.

     Increased demand for network security. Interconnectivity of networks and connections to the Internet expose networks to unauthorized intrusions. Viruses, hackers and spammers create an environment that dilutes the productivity gains and benefits of networking and exposes organizations to legal liabilities and economic loss. Organizations are increasingly investing in security systems and technology in an effort to protect critical data, communications systems and facilities from such unauthorized intrusions and minimize disruptions while allowing e-commerce and business communications to occur smoothly. Converged networks combining voice, data and video have an even greater need for security as important applications such as employee voice mail, customer relationship management and user mobility features are added to networks. These security systems and technologies include virtual private networks, firewalls, anti-virus software, user authentication devices, intrusion detection software and encryption software which are used by organizations to create secure networks. Further, solutions that integrate hardware appliances and software security applications allow for more complex security designs and risk assessment of a network. According to Gartner, Inc., a third-party research firm, the market for network security infrastructure is expected to grow from $2.7 billion in 2003 to $4.0 billion in 2007.

     Continued development of Internet-based applications. Demand for networking and communications equipment can be attributed to the growth and widespread use of the Internet, as well as Internet-based applications such as e-mail and e-commerce which require increased bandwidth. High-speed Internet connections enable organizations to increase productivity by deploying new services and applications such as video, virtual private networks, mobility, remote data storage and remote access. In order to remain competitive, organizations are enhancing their networking and communications infrastructure. Secure converged networks provide a platform for new devices that connect via Internet protocol. Internet protocol devices such as wireless local area network access points, phones, personal digital assistants, video recorders, storage devices, Internet protocol surveillance or monitoring systems and handheld computers enhance the value and extend the capabilities of networks. According to Dell’Oro Group, a third-party research firm, 1.05 million Internet protocol phones were shipped in the third calendar quarter of 2003, representing the first quarter in which more than one million of such phones were shipped. We believe that these factors will continue to drive demand for networking and communications products, particularly converged networks.

Our Value Proposition

     As a specialty distributor of networking and communications products, we offer significant benefits to both our networking and communications equipment vendors and our reseller, systems integrator and service provider customers who generally sell products to commercial enterprises and governmental entities.

Benefits to Vendors

     We act as an indirect sales channel for our vendors. They utilize the competence of our sales force, technical capabilities, logistics services and breadth of customer relationships to cost-effectively distribute networking and communications products.

     Expanded sales reach. As of November 30, 2003 we had over 500 sales and marketing personnel in the United States, Canada, Europe, Australia, Brazil and Singapore, who provide sales coverage and reseller recruitment for our vendors’ products and services. Our sales force provides access to customers and markets that are not generally otherwise served by our vendors’ direct sales forces. Through a variety of marketing, training and selling initiatives, we help authorize resellers and introduce new products of both leading and emerging vendors to our customers.

     Vendor-focused sales organization. In the United States, we have organized our sales and marketing efforts in three distinct divisions, each focused on distributing the products and services of one of our single principal vendors — Cisco, Nortel or Avaya — as well as complementary products and services from other vendors. Each division has technical expertise for the products it markets and generates vendor loyalty for its particular product lines. Internationally, we have organized our sales and marketing efforts in two divisions, one focusing on distributing Cisco products and the other on distributing Nortel and Avaya products. Both international divisions also sell complementary products from other vendors.

     Product support. Our sales staff is currently supported by over 100 technical personnel. Of these, more than 80% have vendor and/or other industry certifications, including such accreditations as Cisco’s CCDA, CCNA, and CCIE accreditations, Nortel’s Certified Account Specialist, Design Specialist and Support Specialist accreditations and Avaya’s Certified Associate – Communication Networking accreditations. Because we provide qualified technical support prior to and following sales, our vendors rely on us for vital product and customer support functions.

     Logistics, management and administrative services. We serve as a point of systems aggregation for our vendors and perform certain final product assembly functions. For example, we perform final assembly of PBX systems such as Avaya’s DEFINITY and Communication Manager. Final assembly includes installation of appropriate analog and digital circuit interfaces and enabling call center, unified messaging or voicemail capabilities to match the customer order. In addition, we provide configuration services to our customers, such as installing software on routers and configuring and testing products before shipping. We also assist our vendors with the processing of warranty claims and the handling of returned products. Because our vendors sell products to us, rather than to our numerous customers, we are responsible for billing and collection of receivables from the fragmented reseller, system integrator and service provider market, thereby reducing our vendors’ administrative and other costs.

Benefits to Customers

     Specialty sales and support services. We offer a number of specialty sales and support services to assist our customers throughout the sales process to their end-user customers. Our accredited sales and technical personnel assist customers in the planning and design of solutions and advise them on the optimal product or service configuration to match their customers’ needs. Many of our customers rely upon us as a primary source of technical and other product support, including a variety of vendor and third-party support programs.

     Training and marketing programs. We offer customized training and marketing programs for our customers’ sales and technical staff through classroom programs and over the Internet. During the nine months ended November 30, 2003, we offered 508 training programs worldwide that were attended by 10,838 participants. Our programs offer, among other things, information on our vendors’ products, technical training, and training tailored to specific markets such as the federal government, the education market and the healthcare market.

     Technology centers. We have technology centers in the United States and in Europe. Our technology centers are equipped with a wide array of configured products. At our technology centers, our customers and their end-users can replicate networks and test products in a laboratory environment before placing purchase orders. Our customers also use our technology centers to host product demonstrations for end-users, and to conduct meetings and seminars. In addition, we use our technology centers to evaluate and gain practical experience with new technologies and vendors and to prepare our customers’ staff for vendor accreditation.

     Logistics, management and administrative services. Our logistics management functions include pre-assembling, custom-configuring, testing and custom-labeling products and facilitating customs-clearance of products for our customers in certain international markets. As part of our inventory management function, we allocate products to specific customers for the purposes of periodic shipment in accordance with multi-phase customer implementation schedules. We are able to reduce the need for our customers to hold and handle inventory by shipping directly to end-users from our inventory locations, or arranging for shipment directly from vendors. We also assist our customers in preparing customer-specified packing lists and product documentation. In addition, through the credit terms we grant to our customers, we assist some of our customers with their working capital needs.

Our Strategy

     Our strategy is to be a leading specialty distributor for our vendors in the networking and communications equipment industry and to continue to increase our market share in higher-growth segments such as converged networks, security and Internet protocol based applications and devices. To achieve our strategic objectives, we intend to continue to:

     Enhance our specialty sales and support services. We believe that the quality and range of our specialty sales and support services is a significant factor that differentiates us from our competitors and strengthens our relationships with our vendors and customers. We intend to continue to enhance existing sales and support services and develop new programs and services for our vendor and customers. For example, our Convergence Symposia are designed to help our customers transition from the data or voice market to the convergence market.

     Expand and enhance our relationships with our current vendors. As Cisco, Nortel, Avaya and other vendors have increasingly outsourced sales and customer support functions, we have expanded and will continue to expand our capacity to provide those services to further develop our role as a sales channel. We believe that there will be a reduction in the number of distributors authorized to purchase directly from our vendors in an effort by the vendors to reduce their costs. For example, Cisco has only three primary distributors in the United States, including us, and has recently reduced the number of distributors in Europe authorized to purchase directly from Cisco. We intend to continue to expand our operations in Europe and other international markets in conjunction with the continued consolidation of distributors in our industry.

     Build our convergence and security product offerings and revenue. We expect the market for converged voice, data and video networks, including VoIP, and related security to accelerate over the next several years. We expect the demand for these networks and related components will increase as organizations recognize the significant savings, increased productivity and new services that are available by utilizing a single, integrated network for their communications requirements. We believe that we have expertise in security-related products and services. For example, we were one of the first major North American distributors of Check Point products and are the world’s largest distributor of Check Point products. We intend to continue to increase our convergence and security revenue by broadening our convergence and security-related product offerings as we enlist additional vendors whose products support the creation, efficiency and scalability of convergence networks.

     Add new technologies and vendors. We believe that we may experience growth from the sale of products that utilize technologies which are complementary to products of our principal vendors. These technologies expand the range of solutions our customers can provide to end-users. The complexity of the products and the solutions that can be designed using these technologies creates demand for our sales and support services, which typically affords us higher gross margins. In addition, each year we contract with new vendors whose products generally provide higher margins than those generated by sales of the products of vendors which we have been distributing for longer periods. During the nine months ended November 30, 2003, we sold products of 17 vendors that we had not sold previously. We intend to continue to add new vendors, products and technologies to our portfolio.

     Pursue acquisitions to broaden our geographic and product coverage. We have significantly broadened our geographic and product coverage by completing and integrating several acquisitions. For example, in May 2002, we acquired certain assets, primarily fixed assets and employees, and assumed related liabilities of the distribution division of Landis Group NV, a Netherlands company, which operated in nine countries in Europe, seven of which represented new markets for us. We plan to continue to pursue acquisitions to expand our operations in international markets, including in sales territories important to our principal vendors, as well as to add products to our portfolio.

     Focus on financial efficiencies. We have improved our working capital ratios through a disciplined approach to working capital management. Our principal information system facilitates our oversight of key working capital accounts and resource planning. We will continue to focus on working capital management to maintain and, when possible, improve our liquidity.

Sales and Marketing

     Our three divisions focus on selling and marketing products we purchase from our three principal vendors, as well as selected other vendors. We generally refer to products from our principal vendors as our primary products. These products typically include the major components of networks, such as hubs, routers, switches and private branch exchanges. Each division also sells selected complementary products from these and other vendors such as security, wireless connectivity and remote access devices, which allow our customers to provide their end-user customers with integrated solutions. In certain international markets, some products are sold across divisions due to the size of our current market opportunities in those regions.

     As of November 30, 2003, we had over 500 sales and marketing personnel in 13 countries, supported by over 100 certified technical personnel. Our sales staff is compensated on the basis of both revenue and gross margin generated, as well as the achievement of specific objectives set by management.

     To enhance our relationship with our principal vendors, the operations of each of our sales divisions within a specific region are aligned with the sales territories of its principal vendor. The principal vendor focus of each division, our specialty sales and support skills and our strategy of avoiding conflict with and among our principal and other major vendors, helps us to maintain strong relationships. Personnel in each division collaborate with their counterparts from our principal and other major vendors in jointly developing programs that target sales opportunities, training of staff and customers, collaborating on marketing and promotion opportunities, addressing mutual inventory requirements and planning product pricing, rollouts and allocations. In addition, our government and education program directors work with their vendor counterparts to manage sales of products to governmental entities at the federal, state and local level as well as to the education markets. We believe that this collaboration strengthens our relationship with our vendors and gives us a competitive advantage.

Comstor

     Our Comstor division offers a wide range of Cisco products in the United States and in our international markets. In Fiscal 2003, the Americas (including the United States, Canada and Brazil) accounted for 45.5%, Europe accounted for 44.2% and Australia, New Zealand and Singapore accounted for 10.3% of Comstor revenue. Sales of Cisco products accounted for 88.2% of Comstor revenue in Fiscal 2003. Comstor is one of only three authorized distributors for Cisco in the United States. Comstor sells Cisco products such as routers, switches, hubs and wireless connectivity products including the Catalyst multi-layer, multi-service series switches, CISCO multi-function routers, AVVID Internet protocol telephony products, as well as convergence products, such as Cisco Call Manager and Call Manager Express. In addition, Comstor distributes products manufactured by other vendors such as Adtran, Proxim, RSA and Symbol.

     Comstor’s entire sales staff is certified by Cisco to sell its products, and we believe that Comstor’s sales staff has the same level of expertise as Cisco’s own sales staff. In addition, Comstor’s sales staff receives ongoing training conducted by other vendors in connection with the complementary products sold by Comstor. Comstor’s technical personnel include various highly-specialized pre-sales, post-sales and field-based engineers who hold multiple vendor and industry certifications.

Westcon

     Our Westcon division offers a wide range of Nortel products in the United States and our international markets. In Fiscal 2003, the Americas accounted for 69.9%, Europe accounted for 27.7% and Australia accounted for 2.4% of Westcon revenue. Sales of Nortel products represented 36.8% of Westcon revenue in Fiscal 2003. Westcon is one of five major distributors of Nortel data networking and voice products in the United States. Westcon sells Nortel products such as routers, PBX switches, hubs and wireless connectivity products, including the Passport routing switches, Alteon SSL VPN security products and Succession 1000 and 1000M servers. We have recently expanded our operations to sell more Nortel products that facilitate the convergence of voice and data, such as Nortel Business Communication Manager.

     In recent years, complementary products have become a larger proportion of Westcon’s portfolio as part of our strategy, growing from 28.6% of Westcon revenue in Fiscal 2001 to 60.1% of Westcon revenue in Fiscal 2003. Westcon is a significant sales channel for vendors of complementary products such as Check Point, Extreme, Nokia, Symantec and 3Com. Westcon was one of the first major North American distributors of Check Point products and is the world’s largest distributor of Check Point products. Westcon also sells Avaya products in international markets.

     Westcon’s sales personnel are certified by Nortel and other vendors, such as Check Point and Nokia. They are regularly cross-trained on interoperability of Nortel products with complementary products. Technical staff simulate proposed designs and test products and solutions in a laboratory environment to determine whether they meet end-users’ requirements.

Voda One

     Our Voda One division offers a wide range of Avaya products in the United States. Sales of Avaya products represented 95.5% of Voda One revenue in Fiscal 2003. Voda One is one of only two distributors in the United States that sell and support Avaya’s full line of products. Voda One is focused on providing Avaya products for the rapidly growing market for convergence solutions. We created Voda One by acquiring the operations of two distributors of Avaya voice products, Inacom Communications, Inc. and CCA Technologies, Inc., and combining them with our existing Avaya operations. As a result, we have become a leading distributor of Avaya products. Voda One sells Avaya products such as Enterprise Class Internet Protocol Solutions (ECLIPS) and DEFINITY servers as well as convergence products such as Avaya IP Office. In addition, Voda One distributes products manufactured by other vendors such as MCK, NICE, Plantronics and Spectralink.

     Voda One’s sales staff has been trained by Avaya to sell and configure Avaya’s products. In addition, Voda One offers its sales staff a 40-hour training course on communications and computer telephony integration, as well as monthly training in convergence solutions. Technical personnel are trained in Microsoft NT, Netware, Internet protocol and voice technology. Voda One’s sales staff are also qualified to design, configure and install Avaya’s circuit switch and packet switch voice offerings.

Complementary products and vendors

     Our divisions sell a selection of products that are complementary to our primary products, some of which are sold by more than one division, including:

  convergence products from vendors such as 3Com, MCK Communications, NICE and SpectraLink which enhance the convergence products of our principal vendors;

  security products from vendors such as Check Point, Nokia, RSA Security Inc. and Symantec which enable secure and reliable communication over a network and between networks; and

  wireless access products and mobility solutions from vendors such as Proxim and Symbol, which facilitate the use of cost-effective high-speed wireless communication networks for mobile communication.

Agreements with Vendors

     We purchase products directly from our vendors, generally on a nonexclusive basis. We enter into separate master purchase agreements with our principal vendors in each of the geographic regions in which we operate. These master agreements provide a framework of basic terms that underlie the individual purchase orders that we place with our vendors. The master purchase agreements do not provide guaranteed price or delivery provisions and they generally require us to sell our vendors’ products only to resellers, systems integrators or service providers in specified regions. Our master purchase agreements generally are entered into for one-year terms with Cisco, two to three-year terms with Nortel, and one to three-year terms with Avaya, each of which may be extended by renewal generally for periods of between three and 18 months with Cisco, three years with Nortel and one year with Avaya. Our master purchase agreements with other vendors generally are entered into for one-year terms.

     Our master purchase agreements also generally contain provisions that allow us to return inventory, including discontinued products, as well as price protection provisions, which may be contingent upon our compliance with specified conditions. These provisions help reduce our risk of loss due to slow-moving inventory, vendor price reductions, product updates or obsolete products. Our ability to return products to vendors for credit or exchange is generally limited to a certain percentage of the value of products shipped to us by the vendor during a specified period and this right can be exercised only a limited number of times a year.

     Each master purchase agreement generally permits either party to terminate with cause at any time and without cause upon 30 to 180 days’ notice depending on the vendor. Upon termination of a master purchase agreement, during a 30 to 180 day period, the relevant vendor is generally required to complete our pending orders for its products upon the receipt of pre-payment from us. In addition, we must discontinue use of the trademarks of that vendor, provided that if the vendor does not repurchase our remaining inventory of its products at the time of termination, we generally may use the trademarks for a period of 30 to 90 days to market those products, depending on the vendor. Our purchase agreements with Cisco do not require Cisco to repurchase its products from us if it terminates these agreements. Our purchase agreements with Nortel and Avaya, only in certain circumstances, and with other vendors generally, require these vendors to repurchase their products from us if they terminate these agreements. In addition, as a matter of industry practice, vendors generally repurchase their products if they terminate a purchase agreement even in the absence of a contractual obligation to do so.

Customers

     As of November 30, 2003, we had over 7,700 customers, and no single customer accounted for more than 3% of our consolidated revenue in Fiscal 2003 and the nine months ended November 30, 2003. Our customers are primarily resellers, systems integrators and service providers.

     Resellers. Generally, there are two types of resellers – general and value added. Both depend on distributors with the necessary vendor relationships, systems and infrastructure for purchasing, financing capabilities and the ability to provide other services. General resellers, such as CDW Corporation and PC Connection, Inc., sell a wide variety of products, many of which are high-volume, low-dollar-cost or commodity type products. Value added resellers, or VARs, such as Dimension Data Holdings plc and The Presidio Corporation, by contrast, focus on selling complex networking and communications equipment as stand-alone products or integrated solutions to customers in a variety of end-user markets. Our most significant VAR customers are those that target end-users in specific markets, such as the hospitality, government and education markets.

     Systems integrators. Systems integrators, such as Northrop Grumman Computing System Ltd. and International Business Machines Corporation, provide end-users with large-scale, project-based solutions. They work on projects that typically span cities or states and are installed over a period of several months. They offer extensive services including consulting and the development of software applications. As compared to resellers, a smaller portion of their total revenue is derived from the resale of products.

     Service providers. Service providers, such as British Telecom plc and SBC Communications Inc. provide voice, data and video communication services to businesses and consumers. They include regional, national and international long distance telecommunications carriers, as well as Internet, cable and wireless service providers. They resell products, such as customer premise equipment, to end-users or integrate such equipment and services into their broader customer offerings. Our service provider customers are generally large companies focused on the delivery of communications services.

Specialized Sales and Support Services

     We believe that our sales and support services enable us to compete on the basis of our ability to support complex solutions for specific customer needs, rather than on price alone. Our services are intended to link our vendors and customers to us as a sales channel, while meeting the growing demand by our vendors and customers to outsource non-core business activities. Our services assist our customers in offering more comprehensive network services in order to increase their sales opportunities.

      The sales and support services we offer for our customers and vendors include:

     Pre-sales support. We work closely with customers to assist in the planning, design and configuration of the set of products that would provide the optimal solution to the needs of the end-user. Our sales and technical personnel also accompany customer sales staff on visits to end-user sites to assess business and network requirements. Our staff advises our customers on specific features, capabilities, configurations and interoperability of various products.

     Logistics, management and administrative services. We often perform final product assembly functions, such as installing recent software upgrades on products before shipping. We can reduce customer shipping and operating costs by pre-assembling, custom-configuring, testing and custom-labeling products before shipment. We enable customers to reduce inventory storage and freight costs, and achieve faster order turnaround, by shipping products directly to the end-user. For example, the ISO 9002 registered channel assembly process that Voda One has developed with Avaya significantly reduces the time it takes for an Avaya DEFINITY and Multi-Vantage solution to reach the end-user. In addition, our systems allow us to allocate our inventory in advance, based on our commitments to specific customers, rather than simply on a first-come-first-served basis.

     Post-sales support and technical services. We generally serve as a primary source of technical support following a sale, thereby substantially reducing the number of service calls received by our vendors. We also offer customers after-sales support contracts for services performed by us, or by third parties, including vendors. Through WestView, our online program that we developed specifically for this function, customers can submit questions to which our technical personnel generally respond via e-mail.

     Professional services. We offer customers a number of fee-based services, which we refer to as professional services. These include staff augmentation, network design and consulting services, technology center access and customer training. These services enable our customers to take advantage of our technical expertise and resources.

     Warranty services. We process warranty claims on behalf of our vendors, accepting returned products if our vendors’ warranty conditions are satisfied. We resell vendors’ and a limited number of third party’s extended warranty and service contracts, although we do not provide our own warranties.

     Marketing programs and customer training. We have maintained a detailed database of past sales to identify new sales opportunities as our vendors develop new products and solutions. We also recruit new customers through extensive telemarketing, web-based marketing and trade publication advertising programs. We conduct a range of customer training programs through a variety of media, designed to increase customer awareness of new products and solutions developed by our vendors. Our training programs include:

Training Programs	Content	Medium of Instruction

Fast Track	Vendor Focus: Vendor-specific	Classroom instruction.
product information and solutions,
and preparation for vendor
certification.

Future Track	Technology Focus: New	Seminars.
technologies and selling strategies.

Tele Track	Industry Focus: Recent trends in	Monthly teleconferences hosted by
	networking industry and customer	our product managers and vendors.
opportunities.

Web Track	Online Training: Course materials.	Internet-based streaming video
available 24 hours a day, seven days
a week, on our web site.

     We also offer programs to educate our customers to enable them to take advantage of opportunities in new vertical markets:

Vertical Marketing Programs	Description

Federal Edge	Federal Government Market Focus: Training and events, trade-show opportunities and other information relating to sales opportunities with the federal government, including access to government sales through
Comstor’s GSA Schedule.

Smarter Edge	Education Market Focus: Training, teleconferences, market information and lead generation, including information on state and local school construction and renovation.

Convergence Edge	An integrated training, services, marketing and sales support program designed to support resellers targeting the growing Internet telephony market.

Information Systems

     We depend on key information systems to manage our operations. Our principal enterprise resource planning system provides us with a single global platform for finance, order processing and inventory management, both internally and with our vendors and customers. We operate this system across our operations in North America, Europe and Australia, and are able to support multiple languages and currencies. Currently, approximately 89% of our worldwide sales are executed through this system. An additional 9% of our business is scheduled to run on this system by August 31, 2005.

     The portion of our operations not currently using this system operates using a variety of legacy software systems that provide the information required by management to operate our business. We believe that all our existing information systems have an appropriate level of functionality to continue to operate.

     Our principal information system allows our customers and employees to access our systems via the Internet. It allows us to provide our customers with information on pricing and the availability of our products in inventory. It also allows certain customers to place purchase orders online and obtain tracking information on shipped products. This system is also designed to facilitate customers’ access to our value added sales and support services online, including our Cisco and Avaya enabled product configurators which are integrated into our order process. These system enhancement projects are continuously proceeding with the objective of achieving higher customer satisfaction and employee productivity while maintaining a stable, reliable and easy to use system. We are in the process of implementing an eBusiness Project which is designed to improve our operational efficiency, provide a reliable means of communication with our trading partners and strengthen our relationships with customers and vendors.

Competition

     Competition in the market for distribution of networking and communications equipment products and services in the United States and the foreign markets in which we operate is intense. We compete primarily on the basis of:

  vendor and product selection and availability;

  price;

  ability to tailor solutions to specific customer needs;

  service, support and training;

  willingness to provide credit;

  ability to provide logistics services on behalf of the vendor; and

  speed of delivery.

     We compete with a number of national and international specialty distributors, including Algol S.p.A, Crane Telecommunications Group Ltd., GE Access, InTechnology plc and ScanSource, Inc. We also compete, both in the United States and abroad, with certain broadline distributors, such as Ingram Micro Inc., Tech Data Corporation and Tech Pacific Australia Pty Ltd., that are authorized to sell products that are the same as or similar to the products we sell. In addition, we face competition from direct sales by our vendors who offer certain resellers, systems integrators, service providers and end-users the ability to purchase directly from them.

Employees

     As of November 30, 2003, we had approximately 1,000 full time employees, of which approximately 360 were based in the United States and approximately 520 were based in Europe. The remainder are based in our operations in Canada, Australia, Brazil and Singapore. Some of our employees in Europe are represented by works councils which have certain rights with respect to conditions of employment. None of our employees in the United States are represented under any collective bargaining agreements. We consider our relations with our employees to be good.

Facilities

     Our worldwide headquarters are located in Tarrytown, New York. Our principal facilities, all of which are leased, consist of the following:

Location	Principal Use	Approximate Floor Area in Square Feet

NORTH AMERICA:

Elmsford, NY(1)	Warehouse	105,000
Tarrytown, NY(2)	Offices	95,000
Dulles, VA	Warehouse	79,000
Lachine, Quebec(3)	Offices/Warehouse	49,000
Chantilly, VA	Offices	35,000
Ardsley, NY(4)	Offices/Warehouse	34,000
Broomfield, CO	Offices	17,000
Omaha, NE	Offices	11,000
Eatontown, NJ(5)	Offices	9,000
Mississauga, Ontario	Offices	7,000

EUROPE:

Houten, The Netherlands	Offices/Warehouse	49,000
Suresnes, France	Offices	37,000
Cirencester, United Kingdom	Offices/Warehouse	28,000
Slough, United Kingdom	Offices/Warehouse	27,000
Berlin, Germany	Offices/Warehouse	25,000
Monchengladbach, Germany	Offices	8,000
Madrid, Spain	Offices	7,000
Solna, Sweden	Offices	6,000
Malmo, Sweden	Offices/Warehouse	4,000

ASIA-PACIFIC:

Sydney, Australia	Offices/Warehouse	26,000
Singapore	Offices	3,000

Location	Principal Use	Approximate Floor Area in Square Feet

SOUTH AMERICA:

Rio de Janeiro, Brazil	Offices/Warehouse	18,000
Sao Paulo, Brazil	Offices	4,000

(1)	We have recently vacated this warehouse and intend to sublet the entire space. The lease for this facility expires in September 2009.

(2)	We currently utilize a portion of this office, sublet some of the unused portion and intend to sublet the remainder of the unused portion.

(3)	We currently utilize a portion of this office and warehouse and sublet the unused portion.

(4)	We have recently vacated this office and warehouse and intend to sublet the entire space.

(5)	We currently sublet this office. The sublease expires in July 2004 and we intend to renew the sublease.

     In addition to the leased facilities listed above, we own a 65,000 square feet office building in Rio de Janeiro which is currently leased to several tenants. We expect to sell this building.

     We do not anticipate any material difficulty in renewing any of our leases as they expire or securing replacement facilities, in each case, on commercially reasonable terms. While we intend to sublease a number of facilities above, there can be no assurance that we will be able to do so on commercially reasonable terms or at all. We may not be able to obtain landlord consent or may have to sublease at substantial discounts to what we are required to pay under the related lease, which may have an adverse effect on our liquidity. In addition, we will remain liable to pay the full amount under the related lease even if our sublessee defaults.

Legal Proceedings

     We are currently not a party to any material legal proceedings. We are from time to time involved in legal proceedings in the ordinary course of business, including litigation relating to employment matters and commercial claims.

     In addition, in July 2001, we commenced litigation against Lucent Technologies with regard to the return of our inventory of certain Lucent products, that we were no longer distributing in the United States, and payment of vendor credits owed to us by Lucent. The litigation is currently at the discovery stage and no trial date has been set.

MANAGEMENT

Executive Officers and Directors

     The following table sets forth information with respect to our executive officers and directors as of January 31, 2004.

Name	Age	Position

John McCartney	51	Chairman of the Board of Directors
Alan Marc Smith	40	Director, President and Chief Executive Officer
John P. O’Malley III	41	Vice President, Finance and Chief Financial Officer
Thomas Dolan	50	Director and Executive Vice President
Anthony Daley	39	Senior Vice President and General Manager, the Americas, Westcon
		Group North America
Simon John England	39	Managing Director, Comstor Europe
Robin Rindel	42	General Manager, Asia Pacific, and Senior Vice President for Mergers and Acquisitions
		Group
Brian Weisfeld	36	Senior Vice President, Corporate Operations
Russ Fein	40	Vice President, Worldwide Business Operations and Chief Risk
		Officer
Jason Molfetas	39	Chief Information Officer
Carol Rivetti	42	Vice President and General Manager, U.S., Westcon Group North
		America
Jens Montanana	43	Director
Christopher Seabrooke	51	Director

     John McCartney has served as one of our directors since August 1998 and was elected Chairman of our board of directors in January 2001. Mr. McCartney has served as vice chairman of the board of directors of Datatec since October 1998 and has announced his intention to resign as a Datatec director prior to the completion of this offering. Since 1998, Mr. McCartney has served as a director and the audit committee chairman of A.M. Castle Corporation, a steel distributor. From June 1997 to March 1998, he held the position of president of 3Com Corporation’s Client Access Unit. He joined the executive management team of US Robotics in March 1984 as vice president and chief financial officer and served in various executive capacities until serving as president and chief operating officer of US Robotics from January 1996 to June 1997. From 1981 to 1984, Mr. McCartney was vice president of operations of Dur-o-wal, Inc., a company that manufactures and supplies products to the masonry construction industry. From 1976 to 1981, he held the position of manager at Grant Thornton & Company, a public accounting firm. Mr. McCartney is a certified public accountant with a B.A. in philosophy from Davidson College and an M.B.A. from The Wharton School of the University of Pennsylvania.

     Alan Marc Smith has served as our President and Chief Executive Officer since June 2001 and as one of our directors since July 2001. From January 1998 to May 2001, he served as our Executive Vice President and Chief Operating Officer. Mr. Smith joined us in February 1997 as our Director of Business Development and Planning, a position he held until January 1998. Since July 2001, Mr. Smith has served as a member of Datatec’s board of directors and has announced his intention to resign from that position prior to the completion of this offering. Prior to joining us, from 1993 to 1997 Mr. Smith was the manager of the business management group at Bay Networks, Inc. (now the data division of Nortel Networks, Inc.), and its predecessor, Synoptics Communications Corporation, a provider of local area network integration and management systems. From 1989 to 1993, Mr. Smith held the position of the manager of contracts at Oracle Corporation, a leading supplier of software for enterprise information management. Mr. Smith has a B.A. in economics from Union College.

     John P. O’Malley III has served as our Vice President, Finance and Chief Financial Officer since January 2001. Mr. O’Malley served as one of our directors from August 2003 to February 2004. From March 1999 until January 2001, he served as our Vice President, Worldwide Finance. Prior to joining us, Mr. O’Malley was self-employed as a financial consultant from November 1997 to March 1999. From September 1996 to November 1997, Mr. O’Malley worked at Medical Resources, Inc., a national provider of diagnostic imaging services, where he served as the executive vice president, finance and chief financial officer. From 1992 to 1996, Mr. O’Malley served as the executive vice president, finance, chief financial officer and secretary of NMR of America, Inc. which is also a provider of diagnostic imaging services. He initially joined NMR as its director of finance in May 1992. From August 1984 to May 1992, Mr. O’Malley was employed by the public accounting firm of Ernst & Young LLP and its predecessors, most recently as an audit manager. Mr. O’Malley is a certified public accountant with a B.S. in accounting from the University of Delaware.

     Thomas Dolan, our co-founder, was elected as one of our directors in September 1996 and has served as our Executive Vice President since October 2002. From June 2001 until October 2002, he served as the Chairman of our board of directors, and from November 2000 to June 2001, he served as our President and Chief Executive Officer. From our inception in April 1985 to November 2000, Mr. Dolan served as our Executive Vice President of Worldwide Sales and Marketing. Prior to founding Westcon Group, Mr. Dolan was the manager of systems development at Avon Products, Inc., a manufacturer of cosmetics, from 1979 to 1985. Mr. Dolan has a B.S. in engineering from Tulane University. Following his graduation, Mr. Dolan served as an officer in the U.S. Marine Corps.

     Anthony Daley has served as our Senior Vice President and General Manager, the Americas, Westcon Group North America since November 2002. From December 2001 to November 2002, he was our General Manager for the Westcon division. Mr. Daley joined us in August 1999 as Vice President of Sales in the United States, a position he held until December 2001. Prior to joining us, Mr. Daley worked at Anixter, a global specialty distribution company focused on IT communications, where he began his career in sales in 1985, and held several executive positions during his tenure including area manager for Georgia and Alabama region and manager of strategic vendor relations for the southeast region, and most recently as vice president of sales from March 1998 to August 1999 where he was responsible for the southeast region. Mr. Daley studied business administration at Gwinett County Community College.

     Simon John England has served as our Managing Director for Comstor Europe since February 2002. Prior to joining us, from March 1995 to January 2002 he held several executive positions at Ingram Micro Inc., a global wholesale provider of technology products and services, and Compu-Shack GmbH, a subsidiary of Ingram Micro, including enterprise networking director at Ingram Micro from July 2001 to January 2002, and senior director, business development and product marketing, at Compu-shack from January 1998 to January 2002. From September 1989 to February 1995, Mr. England managed the networking division of Mathiesen Daten, a large German system integrator, and ran his own training company from September 1988 to June 1990. From September 1986 to August 1988, he worked as a support engineer and trainer at Complus, a German networking distributor. Mr. England studied mathematics and computer science at Bonn University.

     Robin Rindel has served as our General Manager, Asia Pacific and Senior Vice President for Mergers and Acquisitions, since November 2002. Mr. Rindel served as one of our directors from August 1998 to September 2002. Prior to joining us, Mr. Rindel served as an executive director of Datatec from

September 1995 to July 2002. During this period he held the position of chief financial officer of Datatec from April 2001 to July 2002 (a position he also held from September 1995 to September 1998). He served as the group commercial director of Datatec from September 1998 to April 2001 and was responsible for Datatec’s finance and investor relations activities and for overseeing Datatec’s acquisition activities. Mr. Rindel resigned as a director of Datatec in March 2003 and as an employee of Datatec in February 2004. Mr. Rindel is a chartered accountant and graduated from the University of South Africa in Pretoria, South Africa.

     Brian Weisfeld has served as our Senior Vice President, Corporate Operations since January 2004. Prior to joining us, Mr. Weisfeld founded The Harold Martin Company, a private investment and consulting firm, where he served as the president from March 2002 to December 2003. From June 1994 to September 2001, he was employed by IMAX Corporation, the giant-screen theater company, where he held various senior executive positions including senior vice president, operations from January 1999 to September 2001. From 1993 to 1994, Mr. Weisfeld served as a vice president of Cheviot Capital Advisors, a private equity firm that acquired IMAX Corporation in addition to other investments. Prior to that, he was a financial analyst at Kidder, Peabody & Co. Incorporated. Mr. Weisfeld has a B.B.A. from the University of Michigan and an M.B.A. from The Wharton School of the University of Pennsylvania.

     Russ Fein has served as our Vice President, Worldwide Business Operations and Chief Risk Officer since June 2003. From December 2001 until June 2003, he served as our General Manager of the Westcon division in the United States. From April 2001 until December 2001, he was our Vice President of Business Management. Prior to joining us, from December 1999 to April 2001 Mr. Fein was chief operating officer and chief financial officer of Iron Street Labs, a new business incubator that launched more than ten Internet based businesses. From June 1995 to September 1999, Mr. Fein served as the chief operating officer of United Studios of Self Defense, East Coast, a company that operated a chain of more than 20 martial art studios. Mr. Fein has a B.A. with honors from Union College and an M.B.A. from the University of Chicago.

     Jason Molfetas has served as our Chief Information Officer since November 2002. Prior to joining us, he worked at Xerox Engineering Systems (a division of Xerox), where he served as the chief information officer from November 2000 to September 2002 and managed the worldwide information and application systems including data centers in the United States, United Kingdom and Australia. From May 1998 to October 2000, Mr. Molfetas served as the vice president of global systems at Pearson Technologies, PLC, an international media company with operations that include education, business information and consumer publishing, where he directed the implementation of Pearson’s global SAP system. Prior thereto, Mr. Molfetas worked at Pepsi Cola, Inc., where he held various information technology management roles. Mr. Molfetas has a B.S. in computer science from Pace University and an M.B.A from Fordham University.

     Carol Rivetti has served as our Vice President and General Manager, U.S., Westcon Group North America since April 2003. From April 2000 until March 2003, she was the General Manager of Comstor, Inc. Prior to joining us, Ms. Rivetti worked at Lucent, where she served as a global account manager and national sales manager for the North America service provider division from February 1996 to March 2000. From April 1989 to January 1996, Ms. Rivetti worked at AT&T, where she served in various management roles, including sales management, project management and strategic planning. From December 1983 until April 1989, Ms. Rivetti worked for the Air Force as a contracting officer in support of Department of Defense communications procurement. She has a B.A. from Cedarville College.

     Jens Montanana has served as one of our directors since August 1998. Mr. Montanana founded Datatec in February 1986 and served as the Chairman of the board of directors of Datatec from 1986 to November 2001 and has served as Datatec’s Chief Executive Officer since October 1994. Since October 2002, Mr. Montanana has also served as the chief executive officer of Logicalis, a wholly owned subsidiary of Datatec. Since 1999, Mr. Montanana has served as a director of Versatile Mobile Systems (Canada) Inc., a Canadian company that develops mobile business solutions. In 1993, Mr. Montanana co-founded Xedia Corporation, a provider of network switching products. From 1989 to 1993, Mr. Montanana held the position of managing director and vice president of US Robotics UK Limited, a wholly owned subsidiary of US Robotics (now 3Com). Mr. Montanana has a degree in electronic engineering from the University of Reading.

Christopher Seabrooke has served as one of our directors since May 2001. Mr. Seabrooke has served as a director of Datatec since June 1994. Since 1988, he has served as the chief executive officer and chairman of Sabvest Limited, an investment and finance group listed on the JSE Securities Exchange in South Africa. Since July 2003, Mr. Seabrooke has served as the non-executive chairman of each of Massmart Holdings Limited, a South Africa based managed portfolio of consumer chains, and MGX Holdings Limited, a South Africa based information technology company. Mr. Seabrooke is a director of three other JSE Securities Exchange-listed companies, namely Primedia Limited, a South Africa based media group, Primeserv Group Limited, a South Africa based investment holding company with specialized operations in the human resources arena, and Set Point Technology Holdings Limited, a South Africa based industrial technology group. Mr. Seabrooke also chairs the State Theatre of South Africa. He has degrees in economics and accounting from the University of Natal and an M.B.A. from the University of the Witwatersrand.

Board Composition

     Our bylaws allow for between six and 11 directors, with the exact number of directors to be determined from time to time by the board of directors. As a result of two recent resignations, our board currently consists of five members, who are Messrs. Dolan and Smith, who are our executive officers, Mr. Montanana, who is an executive officer of Datatec, and Messrs. McCartney and Seabrooke who are also directors of Datatec. Following this offering, we expect to increase the number of directors on our board to nine directors and to fill these newly-created vacancies with directors who will be independent of both us and Datatec. At that time a majority of our board of directors will be independent directors.

     There are no family relationships among any of our directors and executive officers. There are no contractual obligations regarding election of our directors.

Director Compensation

     Prior to the completion of this offering, our directors receive no additional cash compensation for their services as directors, but are reimbursed for their reasonable and necessary out-of-pocket expenses incurred for attending board and board committee meetings.

Pursuant to the Westcon Group, Inc. Stock Option Plan, all of our directors, other than directors who serve on the compensation committee of our board, are eligible to receive stock option grants. Following the completion of this offering, we intend to pay an annual compensation, payable quarterly, to our directors who are independent of us, Datatec and Datatec’s board of directors.

     In Fiscal 2003, we granted non-qualified stock options to purchase 200,000 shares of our common stock to John McCartney, the Chairman of our board of directors, under the Westcon Group, Inc. Stock Option Plan. The stock options vest over three years from the date of the grant and are exercisable at $6.40 per share.

     Prior to the completion of this offering, we intend to adopt the Westcon Group, Inc. Non-Employee Directors Stock Plan under which each of our non-employee directors will receive an annual grant of a non-qualified option to purchase our common stock or other award with respect to our common stock.

Board Committees

     Our board of directors has the authority to appoint committees to perform certain management and administrative functions. Our board of directors currently has a compensation committee and will have an audit committee and a nominating and corporate governance committee.

     Audit Committee

     The audit committee of our board of directors will be comprised of three independent directors. The audit committee will be responsible for, among other things:

•		assisting our board of directors in its oversight of:

	o	the qualifications, independence and performance of our independent auditors; and

	o	our compliance with legal and regulatory requirements;

•		appointing, retaining and terminating (when appropriate) our independent public accountants; and

•		reviewing our financial statements and pre-approving all audit and non-audit services to be provided by our independent auditors.

     Compensation Committee

     Our compensation committee currently consists of Jens Montanana. We expect that two additional non-management directors will be appointed to our compensation committee prior to the completion of this offering. Our compensation committee reviews and, as it deems appropriate, recommends to the board of directors policies, practices and procedures relating to the compensation of our executive officers and other managerial employees and the establishment and administration of employee benefit plans. The compensation committee also administers the Westcon Group, Inc. Stock Option Plan and advises and consults with our officers as may be requested regarding policies relating to managerial personnel.

     Nominating and Corporate Governance Committee

     The nominating and corporate governance committee will identify and recommend nominees to our board of directors and oversee compliance with our corporate governance guidelines.

Compensation Committee Interlocks and Insider Participation

     None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

     Jens Montanana, the current member of our compensation committee is a director and chief executive officer of Datatec. David Pfaff, who was a director of our company and a member of our compensation committee until

February 5, 2004, is a director and an executive officer of Datatec. Each of Alan Marc Smith, our Chief Executive Officer, and John McCartney, the Chairman of our board of directors, is currently a director of Datatec and has announced his intention to resign from that position prior to the completion of this offering.

Executive Compensation

     The following table sets forth information regarding the compensation earned by our Chief Executive Officer and each of our four other most highly compensated executive officers, collectively referred to as the “named executive officers” in this prospectus, during Fiscal 2003.

Summary Compensation Table

	Annual Compensation			Long-Term Compensation(1)

Name and Principal Position	Salary	Bonus		Securities Underlying Stock Options(2)	All Other Compensation

Alan Marc Smith	$550,000	$196,595		––	$428,572	(3)
President and Chief Executive Officer
John P. O’Malley III	300,000	67,273		––	––
Vice President, Finance and Chief
Financial Officer
Anthony Daley	240,000	137,456		––	––
Senior Vice President and General
Manager, the Americas, Westcon Group
North America
Simon John England	211,088	101,513	(4)	––	22,664	(5)
Managing Director, Comstor Europe
Carol Rivetti	222,480	111,212		––	––
Vice President and General Manager,
U.S., Westcon North America

(1)	No awards of restricted shares were granted to the named executive officers during Fiscal 2003.

(2)	No stock options to purchase our common stock or any stock options to purchase the Datatec ordinary shares were granted to the named executive officers during Fiscal 2003. See “—Option Exercises in Last Fiscal Year and Fiscal Year–End Option Values” for additional information on stock options held by our named executive officers that were granted to them during years prior to Fiscal 2003

(3)	Mr. Smith received other compensation in the amount of $428,572 consisting of payments in Fiscal 2003 under the non-competition agreement between Mr. Smith and us. During Fiscal 2002, we entered into a non-competition agreement with Mr. Smith pursuant to which he has agreed not to compete with us for a period of 18 months following the termination of his employment with us. During Fiscal 2002, we paid him $714,286 in accordance with the terms of this agreement. An additional aggregate amount of $857,142 is payable to Mr. Smith under this agreement in Fiscal 2004 and Fiscal 2005.

(4)	Mr. England received bonus in the amount of $101,513 under his variable compensation plan. The bonus amount reported in the table is subject to adjustment, based on the achievement of certain performance targets. The actual amount due to Mr. England has not yet been determined.

(5)	Mr. England received other compensation in the amount of $22,664 consisting of a $21,340 car allowance as part of his employment agreement and $1,324 as a company contribution to our employee retirement plan on his behalf.

     Robin Rindel, our General Manager, Asia Pacific and Senior Vice President for Mergers and Acquisitions, began his employment with us in November 2002. His annual base salary is Australian Dollars 354,587, or U.S. $255,303 based on a currency exchange ratio of 0.72 Australian Dollar to one U.S. Dollar as of November 30, 2003, and he is eligible to earn an annual bonus of up to Australian Dollars 236,391 or U.S. $170,202 based on the same currency exchange ratio. During Fiscal 2003, Mr. Rindel was granted stock options to purchase an aggregate of 64,000 shares of our common stock. The exercise of these stock options is contingent upon our completing an initial public offering of our common stock. These stock options vest over a three year period commencing from the date of grant.

Stock Option Grants in Last Fiscal Year

     Westcon Stock Options

     No stock options to purchase our common stock or any stock appreciation rights were granted to the named executive officers during Fiscal 2003. During Fiscal 2003, we granted stock options to purchase an aggregate of 407,900 shares of our common stock to our employees, and non-qualified stock options to purchase an aggregate of 200,000 shares of our common stock to John McCartney, the Chairman of our board of directors, in each case pursuant to the Westcon Group, Inc. Stock Option Plan. All stock options granted to our employees were granted at the fair market value of our common stock, as determined by our board of directors, on the date of grant. These options vest over a three year period commencing from the date of grant. Except for the stock options granted to Mr. McCartney, the exercise of all the stock options granted to our employees during Fiscal 2003 is contingent upon our completing an initial public offering of our common stock within three years from the date of grant.

     Datatec Stock Options

     No stock options to purchase ordinary shares of Datatec were granted to our employees or the named executive officers, other than Robin Rindel, during Fiscal 2003. Prior to joining us in November 2002, Mr. Rindel was an employee of Datatec. He received stock options to purchase ordinary shares of Datatec from Datatec during his employment with Datatec. As of January 15, 2004, Mr. Rindel had been granted stock options to purchase 811,255 ordinary shares of Datatec, of which 354,064 were vested.

Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

     Westcon Stock Options

     None of the named executive officers exercised stock options to purchase our common stock during Fiscal 2003. The following table sets forth information concerning the unexercised stock options of the named executive officers at February 28, 2003.

			Number of Shares Underlying Unexercised Stock Options at February 28, 2003		Value of Unexercised In-the-Money Stock Options at February 28, 2003(2)

Name	Number of Shares Acquired	Value Realized	Exercisable	Unexercisable(1)	Exercisable	Unexercisable

Alan Marc Smith	––	––	454,350	250,000
John P. O’Malley III	––	––	––	120,000	––
Anthony Daley	––	––	––	60,800	––
Simon John England	––	––	––	75,000	––
Carol Rivetti	––	––	––	30,400	––

(1)	The exercise of these stock options is contingent upon our completing an initial public offering of our common stock within three years from the date of grant. All of these stock options were granted on October 1, 2001. Upon completion of this offering, the number of shares underlying Unexercisable options which, as of November 30, 2003, will be exercisable are as follows: Mr. Smith (172,500), Mr. O’Malley (82,800), Mr. Daley (41,952), Mr. England (51,750) and Ms. Rivetti (20,976).

(2)	There was no public trading market for our common stock as of February 28, 2003. Accordingly, as permitted by the rules of the Securities and Exchange Commission, these values have been calculated based on an assumed initial public offering price of $ per share, the midpoint of the range set forth on the cover page of this prospectus, less the applicable exercise price.

     Datatec Stock Options

     None of the named executive officers exercised stock options to purchase ordinary shares of Datatec during Fiscal 2003. The following table sets forth information concerning the unexercised stock options of the named executive officers at February 28, 2003.

			Number of Shares Underlying Unexercised Stock Options at February 28, 2003		Value of Unexercised In-the-Money Stock Options at February 28, 2003(1)

Name	Number of Shares Acquired	Value Realized	Exercisable	Unexercisable	Exercisable	Unexercisable

Alan Marc Smith	––	––	52,500	7,500	––	––
John P. O’Malley III	––	––	32,500	22,500	––	––
Anthony Daley	––	––	23,750	16,250	––	––
Simon John England	––	––	––	––	––	––
Carol Rivetti	––	––	41,000	41,000	––	––

(1)	Stock options are “in-the-money” if the market price of Datatec’s ordinary shares exceeds the exercise price of the stock options. At February 28, 2003, the closing price of Datatec’s ordinary shares on the JSE Securities Exchange, which was $0.62 per share, based on a currency exchange ratio of 8.09 South African Rand to one U.S. Dollar as of that date, did not exceed the exercise price of the stock options held by the named executive officers as of that date. Therefore, the named executive officers had no unexercised in-the-money stock options at February 28, 2003.

Employment Agreements

     On July 1, 2001, we entered into an employment agreement with Alan Marc Smith, our President and Chief Executive Officer. The agreement expires on December 31, 2004 and will automatically renew for successive one year terms, but may be terminated by either party by giving 180 days’ notice at any time after January 16, 2005. Under the terms of this agreement, in addition to base salary, Mr. Smith receives an annual bonus upon achievement of certain performance objectives determined by our board of directors and other customary benefits. In the event his employment is terminated by us for any reason other than good cause, or by him for good cause, Mr. Smith will be entitled to receive the following benefits: any base salary and bonus amounts that would have been paid within the 48-month period after the effective date of the employment agreement and which have not been paid at the time of termination; base salary for 18 months following termination; an amount equal to our cost of maintaining health insurance benefits for Mr. Smith and his family for a period of 18 months; full vesting of 50% of the outstanding stock options held by him that are not vested at the time of termination, which options shall be exercisable for 18 months following termination; and any amounts due under the non-competition agreement entered into between us and Mr. Smith that have not been paid as of the date of termination. In the event Mr. Smith’s employment is terminated by us for good cause, or by him for any reason other than good cause, he will be entitled to receive a monthly amount equal to his monthly base compensation on the date Mr. Smith’s employment is terminated multiplied by nine and payable in equal monthly installments for a period of 18 months and any amounts due under the non-competition agreement entered into between us and Mr. Smith that have not been paid as of the date of termination.

     As described under “Executive Compensation,” Mr. Smith has also entered into a non-competition agreement with us pursuant to which he has agreed not to compete with us, or solicit any of our employees, consultants or customers, for a period of 18 months following the termination of his employment with us. See “Certain Relationships and Related Transactions—Transactions with Affiliates Other than Datatec” for additional information.

     In addition, we have entered into employment agreements with all of our other executive officers, except with John O’Malley and Robin Rindel. We intend to enter into employment agreements with both Mr. O’Malley and Mr. Rindel. Each employment agreement with our executive officers, other than Mr. Smith, has a one-year term, automatically renewable for successive one year terms; however, each agreement may be terminated by either us or the executive officer at any time with cause or upon 60 days’ notice without cause. The employment agreements provide for annual salary, bonus amounts, and participation in our employee benefit plans. Under each agreement, the executive officer has agreed not to compete with us during his or her employment and for one year following a voluntary termination of employment. The executive officer has also agreed not to solicit any of our employees, consultants or customers during his or her employment and for two years following any termination of employment.

Benefit Plans

   Westcon Group, Inc. Non-Employee Directors Stock Plan

     Prior to the completion of this offering, our board of directors intends to adopt a plan, the Westcon Group, Inc. Non-Employee Directors Stock Plan, under which each of our non-employee directors will receive an annual grant of a non-qualified option to purchase shares of our common stock or other award with respect to shares of our common stock. Under this plan, if at any time we pay our non-employee directors a fee for their service as directors, they will be able to elect to receive a portion of this annual retainer fee in shares of our common stock. We anticipate that up to      shares of our common stock will be reserved for issuance under this plan, which will be submitted to stockholders prior to the completion of this offering.

   Westcon Group, Inc. Stock Option Plan

     On January 10, 2001, our board of directors and stockholders adopted the Westcon Group, Inc. Stock Option Plan (the “Plan”). The Plan, as amended in June 2002, provides for grants of incentive stock options and non-qualified stock options for the purchase of up to 4,660,000 shares of our common stock to employees, directors (other than directors who serve on the compensation committee), consultants and other advisors to the Company. Our board of directors has authorized the compensation committee to administer the Plan. Our compensation committee determines the exercise price, the vesting period of, and the period in which to exercise the stock options. The exercise price of a stock option is equal to at least the fair market value of a share of our common stock on the date of grant. Stock options granted under the Plan are generally exercisable for 12 months after a termination of employment due to death or total disability, and for three months after other terminations of employment. All stock options expire 10 years from the date of grant.

     As of November 30, 2003, stock options to purchase an aggregate of 2,681,850 shares of common stock were outstanding, and 1,978,150 shares were available for future grant. The stock options outstanding at the time of this offering will remain subject to the terms of the agreements evidencing those stock options and the terms of the this Plan, and such stock options will continue to be administered by the compensation committee of our board of directors.

     The Plan provides that in the event of a merger or consolidation of, or sale of all or substantially all of the assets of, our company, or upon a dividend or other distribution, recapitalization, stock split or other similar corporate transactions, as more fully described in the Plan, the compensation committee may adjust:

  the number and type of shares (or other securities) that may be issued upon the exercise of stock options yet to be granted;

  the exercise price per share to be paid for each outstanding stock option; and

  the number and type of shares (or other securities) covered by each outstanding stock option.

     Our board of directors may suspend, amend or terminate the Plan at any time. However, unless approved by a majority of our stockholders, no amendment will increase the total number of shares. In addition, no termination of the Plan or action by the board of directors in amending or suspending the Plan will affect or impair the rights of a stock option holder under any stock option previously granted.

     Our board of directors has determined that no future stock options will be granted under this Plan following the effective date of this offering.

   Datatec Share Option Scheme

     Certain of our employee-directors, officers and employees have been granted stock options under the Datatec Share Option Scheme. As of November 30, 2003, stock options to purchase an aggregate of 1,161,463 ordinary shares of Datatec were held by our employees, excluding the stock options held by Robin Rindel. No stock options have been granted under this plan to any of our employees, other than Robin Rindel, since Fiscal 2001. As described above, Mr. Rindel received stock options to purchase ordinary shares of Datatec from Datatec during his employment with Datatec. As of January 15, 2004, Mr. Rindel had been granted stock options to purchase 811,255 ordinary shares of Datatec, of which 354,064 were vested.

     The exercise price for stock options initially granted to our employees under the Datatec Share Option Scheme is equal to 50% of the market price of a Datatec ordinary share on the JSE Securities Exchange for the trading day immediately preceding the date of the grant. The exercise price for stock options granted after January 2000 under the amended Datatec Share Option Scheme is equal to 85% of the average of the closing market price of a Datatec ordinary share on the JSE Securities Exchange for the thirty days immediately preceding the date of the grant. The exercise price for stock options granted after September 2001 under the amended Datatec Share Option Scheme is equal to 100% of the average of the closing market price of a Datatec ordinary share on the JSE Securities Exchange for the thirty days immediately preceding the date of the grant. The exercise price may not be less than 200 South African cents.

     Each stock option may only be exercised in respect of multiples of 100 Datatec ordinary shares or in full. Stock options generally vest at the rate of 25% per year, beginning one year after the date of award, and have a term of ten years. A stock option will lapse and no longer be exercisable:

  twelve months after the date that the stock option holder retires or dies;

  twelve months after termination of employment by retrenchment;

  upon termination of employment for reasons other than retirement or death (except as provided above or as otherwise provided by the board of directors); or

  upon its becoming subject to a claim of creditors.

     In the case of retrenched employees, their right to exercise shall include those shares vested as of the date of retrenchment together with those stock options that would become vested within six months of the date of written notice of retrenchment.

     Upon the occurrence of certain corporate events involving Datatec, upon the request of the board of directors, Datetec’s auditors may make such adjustments to the exercise price of the option that they consider fair and reasonable. The board of directors of Datatec may amend or terminate the plan at any time. A stock option holder’s consent will be required with respect to an amendment if such consent is required under the Datatec articles of association.

   Westcon Group, Inc. Long-Term Incentive Plan

     Prior to the completion of this offering, our board of directors intends to adopt a long-term incentive plan to be named the Westcon Group, Inc. Long-Term Incentive Plan, referred to as the Long-Term Plan. The Long-Term Plan will replace our current stock option plan, the terms of which are described above under “Westcon Group, Inc. Stock Option Plan.” Prior to the completion of this offering, the Long-Term Plan will be presented to our stockholders for their approval. The following summary describes what we anticipate to be the material terms of the Long-Term Plan. However, the final terms may be different.

     The Long-Term Plan will provide for grants of incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, phantom equity and other awards with respect to our common stock. Our employees, directors (other than directors who serve on the compensation committee), consultants and other advisors to the Company will be eligible to participate in this plan. Up to 3,500,000 shares of our common stock will be available for awards to be granted under the Long-Term Plan. The compensation committee of our board of directors will administer the plan and will have authority to select employees to whom awards are granted, determine the types of awards and number of shares covered, and determine the exercise price and the vesting period of stock options. All stock options will expire 10 years from the date of grant.

     The Long-Term Plan will provide that in the event of a merger or consolidation of, or sale of all or substantially all of the assets of, our company, or upon a dividend or other distribution, recapitalization, stock split or other similar corporate transactions, the committee may adjust:

  the number and type of shares (or other securities) that may be issued with respect to future awards under the plan;

  the exercise price per share to be paid for each outstanding stock option; and

  the number and type of shares (or other securities) covered by each outstanding award.

     Our board of directors will have the authority to suspend, amend or terminate the Long-Term Plan at any time. However, unless approved by a majority of our stockholders, no amendment will increase the total number of shares. In addition, no termination of the plan or action by the board of directors in amending or suspending the Long-Term Plan will affect or impair the rights of the holder of any outstanding awards under the plan.

Limitation on Liability and Indemnification Matters

     As permitted by the Delaware General Corporation Law, we have adopted provisions in our certificate of incorporation and bylaws that limit or eliminate the personal liability of our directors. Consequently, a director will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:

  any breach of the director’s duty of loyalty to us or our stockholders;

  any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

  any unlawful payments related to dividends or unlawful stock repurchases, redemptions or other distributions; or

  any transaction from which the director derived an improper personal benefit.

     The limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission. If Delaware law is amended to authorize the further elimination or limiting of the liability of a director, then the liability of our directors will be eliminated or limited to the furthest extent permitted by Delaware law as so amended.

     Our certificate of incorporation allows us to indemnify our officers and directors to the full extent permitted by Delaware law. We currently have directors’ and officers’ liability insurance to provide our directors and officers with insurance coverage for losses arising from claims based on breaches of duty, negligence, errors and other wrongful acts.

     At present, there is no pending litigation or proceeding involving any of our directors, officers or employees in which indemnification is sought, nor are we aware of any threatened litigation or proceeding that may result in claims for indemnification.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

History of Ownership by Datatec

     On August 6, 1998, Datatec acquired 80% of our common stock. During Fiscal 1999 and Fiscal 2000, Datatec contributed capital and certain businesses to us in exchange for shares of our common stock which increased its ownership to 87.2%. In connection with such contribution from Datatec, during Fiscal 2001 and Fiscal 2002, we paid $5.7 million and $6.8 million, respectively, of contingent cash consideration to the stockholders who had originally sold certain of the contributed businesses to Datatec.

     During Fiscal 2001, Datatec sold 2.3% of our outstanding common stock to certain of our former executive officers and Alan Marc Smith, our Chief Executive Officer. During the same fiscal year, Datatec purchased 0.3% of our outstanding common stock from Mr. Smith. During Fiscal 2002, Datatec reacquired the 2.3% of our common stock from the former executive officers and Mr. Smith. In addition, during Fiscal 2002, Datatec purchased 5.0% of our outstanding common stock from Mirado Corp., which currently owns approximately 6.5% of our common stock. Mirado is owned by Thomas Dolan, a member of our board of directors and our Executive Vice President, along with his wife and a family trust, and two of our former executive officers along with their affiliates. The terms of the foregoing purchases and sales were at estimated fair value of our common stock at the time of such purchases and sales.

     As of November 30, 2003, Datatec owned 92.5% of our outstanding common stock. Upon completion of this offering, assuming that the underwriters do not exercise their over-allotment option, Datatec will own approximately     % of our outstanding common stock. Under the current South African regulatory requirements, a South African company is not permitted to dispose of its investments outside South Africa without the prior approval of the South African Reserve Bank. See “Risk Factors—Datatec, our controlling stockholder, may have interests that are adverse to yours” for risks relating to Datatec’s ownership of our common stock.

Agreements with Datatec

     From time to time prior to May 2003, Datatec extended loans to assist us with our working capital and acquisition financing requirements. As of November 30, 2003, an aggregate principal amount of $35.7 million was outstanding under loans to us from Datatec, including accrued interest. We intend to repay approximately $5.7 million to Datatec from the net proceeds of this offering. The remaining balance will be represented by one or more notes that we intend to issue to Datatec prior to the completion of the offering, bearing cash interest that will be payable quarterly at a fixed rate of 4.75% per annum. The principal amount of the note will be paid in two equal installments, with each installment payable on the first business day following seven years and eight years, respectively, from the date of the note. We may at our option prepay the loan in whole or in part at any time prior to maturity without penalty. We do not intend to incur any additional indebtedness from Datatec.

     During Fiscal 2002 and 2003, we paid to Datatec management fees of $1.2 million and $3.1 million, respectively, for management services provided by Datatec. We did not pay Datatec a management fee in Fiscal 2001. We expect to pay Datatec management fees of approximately $3.3 million for Fiscal 2004. We and Datatec have agreed that effective from the end of Fiscal 2004, we will no longer pay any management fees to Datatec.

     During Fiscal 2001, Fiscal 2002 and Fiscal 2003, we sold products and services for amounts totaling $32.3 million, $17.8 million and $23.1 million, respectively, to subsidiaries of Datatec. We believe that the terms of these transactions are at least as favorable as those we could otherwise have obtained from unrelated third parties and were negotiated on an arms-length basis.

     A majority of Datatec’s worldwide distribution of networking and communications equipment products to its customers are conducted through us, except in Africa, the Middle East and certain countries in Asia. We intend to enter into a management services agreement with Datatec prior to the completion of this offering pursuant to which Datatec’s business in South Africa will be managed by us (referred to as the “managed business”). The managed business shall pay us a fee to be agreed upon between the parties. In addition, Datatec will agree not to engage in businesses that compete with the managed business commencing on the date of the management services agreement until the termination of the management services agreement by either us or Datatec upon 30 days’ prior notice.

     We intend to enter into an option agreement with Datatec prior to the completion of this offering pursuant to which Datatec will grant us the option to purchase all or a majority of the managed business within two years from the date of the option agreement, at fair market value, subject to certain South African regulatory approvals and Datatec’s right to offer, at its option, to a group in South Africa the right to purchase a minority interest in the managed business. If we are not able to obtain the necessary regulatory approvals within two years, the option will automatically extend until we obtain such approval.

     We also intend to enter into a non-competition agreement with Datatec prior to the completion of this offering pursuant to which Datatec will agree not to engage, for a five-year period, in businesses that compete with ours, anywhere in the world except in Africa, the Middle East and certain countries in Asia, provided that, subject to the management services agreement, Datatec will not be able to engage in businesses in South Africa that compete with us unless and until we purchase the managed business pursuant to the option agreement.

     We intend to enter into a registration rights agreement with Datatec, Mirado and Mr. Smith prior to the completion of this offering pursuant to which we will grant registration rights to these stockholders and their respective assignees. See “Description of Capital Stock—Registration Rights” for additional information about the proposed terms of the registration rights agreement.

     During Fiscal 2002, we and Datatec entered into a tax sharing arrangement pursuant to which the United Kingdom subsidiaries of our company and of Datatec could share net operating losses in the United Kingdom for that fiscal year. During Fiscal 2003, we entered into a similar agreement with Datatec. This agreement expires on February 29, 2004. During Fiscal 2003 and the nine months ended November 30, 2003, we paid $79,000 and $1.3 million, respectively, to the United Kingdom subsidiaries of Datatec pursuant to the tax sharing agreement based upon the pre-tax income of our United Kingdom subsidiaries. We do not intend to enter into a new tax sharing agreement with Datatec.

Transactions with Affiliates Other than Datatec

     During Fiscal 2001, Fiscal 2002 and Fiscal 2003, we paid an aggregate of approximately $282,000, $360,000 and $270,000, respectively, to subsidiaries and/or affiliates of Mirado for use of car services and rent. We believe that the terms of the foregoing transactions are at least as favorable as those we could otherwise have obtained from unrelated third parties and were negotiated on an arms length basis.

     In September 1999, we entered into a stock buy out agreement with Mirado, giving us and Mirado the right to have us purchase all the shares of common stock owned by Mirado at a price based upon an earnings formula specified in the agreement. The put right commenced on April 1, 2001 and was scheduled to expire upon the earlier of October 1, 2002 or the completion of an initial public offering by us. On July 16, 2001, Mirado terminated the stock buy-out agreement with us and entered into a new agreement with Datatec. In connection therewith, Datatec purchased a portion of the shares held by Mirado at fair market value, which was lower than the earnings formula price. We recorded a $6.7 million non-cash charge in Fiscal 2002 representing the excess of the earnings formula price over the fair market value of the shares purchased by Datatec.

     We intend to grant piggy-back registration rights to Mirado, Mr. Smith and their respective assignees pursuant to a registration rights agreement that we intend to enter into with them and Datatec prior to the completion of this offering. See “Description of Capital Stock—Registration Rights” for additional information about the terms of the registration rights agreement.

     On November 6, 2000, we made a loan in the principal amount of $600,000 to Mr. Smith who was at that time our Chief Operating Officer. Interest on the outstanding principal balance of the loan was payable at the rate of 8.0% per annum, except that no interest was payable if the loan was repaid in full by February 15, 2001. The loan was repaid in full on February 15, 2001.

     During Fiscal 2002, we entered into a non-competition agreement with Mr. Smith pursuant to which he has agreed not to compete with us, or solicit any of our employees, consultants or customers, for a period of 18 months following the termination of his employment with us. In consideration of his obligations under this agreement, we have agreed to pay him an aggregate of $2.0 million payable in installments beginning in July 2001 and ending in September 2004. During Fiscal 2002 and Fiscal 2003, we paid him $714,286 and $428,572, respectively, in accordance with the terms of this agreement. An additional aggregate amount of $857,142 is payable to Mr. Smith under this agreement in Fiscal 2004 and Fiscal 2005.

     In July 2001, we entered into a put option agreement with Mr. Smith that gave him the put right to require us to purchase, at fair market value, 474,624 shares of our common stock held by him. The put right commences in July 2004 and expires upon the earlier of July 2007 or the completion of an initial public offering by us.

     All future transactions and any amendments to existing agreements between us and our officers, directors, majority stockholder and their affiliates will be submitted for approval to the board of directors and must be approved by a majority of the board of directors, including a majority of independent and disinterested outside directors.

PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information with respect to the beneficial ownership of our common stock, as of November 30, 2003 and as adjusted to reflect the sale of common stock offered by us in this offering, for:

  each person who we know beneficially owns more than 5% of our common stock;

  each of our directors;

  each of our named executive officers; and

  all of our directors and executive officers as a group.

     Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to the securities. Except as indicated by footnote, and subject to applicable community property laws, each person identified in the table possesses sole voting and investment power with respect to all capital stock shown to be held by them. The number of shares of common stock outstanding, on an as-converted basis, used in calculating the percentage for each listed person or entity includes common stock underlying stock options held by the person or entity that are exercisable within 60 days of November 30, 2003, but excludes common stock underlying stock options held by any other person or entity. Percentage of beneficial ownership is based on 46,448,296 shares of common stock outstanding as of November 30, 2003. The numbers shown in the table assume no exercise by the underwriters of their over-allotment option. Unless otherwise indicated, the principal address of each of the stockholders below is c/o Westcon Group, Inc., 520 White Plains Road, Tarrytown, New York 10591.

		Percentage of Shares Outstanding

Name of Beneficial Owner	Shares Beneficially Owned Prior to This Offering	Prior to This Offering	After This Offering

5% Stockholders:

Datatec Limited(1)	42,956,572	92.5%
Mirado Corp.(2)	3,017,100	6.5

Executive Officers and Directors:

Alan Marc Smith(3)	1,101,474	2.3
John P. O’Malley III(4)	82,800	*
Thomas Dolan(5)	3,017,100	6.5
Anthony Daley(4)	41,952	*
Simon John England(4)	51,750	*
Carol Rivetti(4)	20,976	*
John McCartney(6)	84,000	*
Jens Montanana	––	––
Christopher Seabrooke	––	––
Directors and Executive Officers as a Group
(13 persons)(7)	4,412,148	8.7

* Represents beneficial ownership of less than 1%

(1)	The address of Datatec Limited is Building No. 8, Harrowdene Office Park, Western Service Road, Woodmead 2146, South Africa.

(2)	Thomas Dolan, our Director and Executive Vice President, along with his wife and a family trust, and two of our former executive officers, along with their affiliates, own all the outstanding voting stock of Mirado Corp. The address of Mirado Corp. is 146 Main Street, Tuckahoe, NY 10707.

(3)	Shares beneficially owned by Mr. Smith include (i) 474,624 shares held of record by him, that are subject to our put option agreement with him that gives him the right to require us to purchase these shares at fair market value, (ii) 454,350 shares issuable pursuant to non-qualified stock options that are currently exercisable and (iii) 172,500 shares issuable pursuant to stock options exercisable within 60 days, assuming that this offering is completed within 60 days since the exercise of these stock options is contingent upon our completing an initial public offering of our common stock.

(4)	Reflects shares issuable pursuant to stock options exercisable within 60 days, assuming that this offering is completed within 60 days since the exercise of these stock options is contingent upon our completing an initial public offering of our common stock.

(5)	Reflects 3,017,100 shares held of record by Mirado Corp. Thomas Dolan, our Director and Executive VicePresident, along with his wife and a family trust, and two of our former executive officers, along with their affiliates, own all the outstanding voting stock of Mirado Corp.

(6)	Reflects 84,000 shares issuable pursuant to non-qualified stock options exercisable within 60 days.

(7)	Includes 412,074 shares issuable pursuant to stock options exercisable within 60 days, assuming that this offering is completed within 60 days since the exercise of these stock options is contingent upon our completing an initial public offering of our common stock.

DESCRIPTION OF CAPITAL STOCK

General Matters

     The following description of our common stock and preferred stock and the relevant provisions of our certificate of incorporation and bylaws are summaries thereof and are qualified by reference to our certificate of incorporation and bylaws, copies of which have been filed with the Securities and Exchange Commission as exhibits to our registration statement, of which this prospectus forms a part.

     Our authorized capital stock consists of 200,000,000 shares of common stock, $0.01 par value, and 15,000,000 shares of preferred stock, $0.01 par value.

Common Stock

     As of November 30, 2003, there were 46,448,296 shares of common stock outstanding held by three stockholders of record.

     The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders and do not have cumulative voting rights. The holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available at times and in amounts as our board of directors may determine from time to time. Upon our liquidation, dissolution or winding up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of any outstanding preferred stock. The common stock has no preemptive or conversion rights and is not subject to redemption. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued upon completion of this offering will be, upon payment therefor, fully paid and nonassessable.

Preferred Stock

     Under the terms of the certificate of incorporation, our board of directors is authorized, subject to any limitations prescribed by law, to designate and issue preferred stock in one or more series. Each series shall have the rights, preferences, privileges and restrictions, such as dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the right to increase or decrease the number of shares of any series, as the board of directors may determine. Under the terms of the certificate of incorporation, the preferred stock may not have more than one vote per share. The board of directors may issue preferred stock with voting or conversion rights that may have the effect of delaying, deferring or preventing a change in control of Westcon Group. This issuance could adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. We currently have no plans to issue any shares of preferred stock.

Registration Rights

     Pursuant to the terms of a registration rights agreement that we intend to enter into with Datatec, Mirado and Mr. Smith prior to the completion of this offering, beginning 180 days after this offering, Datatec and any person to whom Datatec sells its shares of common stock and assigns its rights under the registration rights agreement will have the right to demand registration of their shares of common stock under the Securities Act of 1933, as amended, subject to certain volume requirements. We are not required to effect more than (1) four registrations pursuant to these demand registration rights, and (2) two such registrations in any 12-month period. In addition, these holders, as well as our other stockholders prior to the consummation of this offering, including Mirado and Mr. Smith, and their respective assignees, will have “piggy-back” registration rights, which will enable them, subject to limitations, to require us to register the common stock held by them when we register common stock for our own account or for the account of other stockholders. These registration rights are subject to certain conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares of common stock held by stockholders with registration rights that may be included in a registration. Generally, we are required to bear all of the expenses of all of these registrations, except underwriting discounts and selling commissions, and indemnify the selling stockholders and the underwriters against certain liabilities.

     Certain Provisions of our Certificate of Incorporation and Bylaws and Delaware Anti-Takeover Law

     Certificate of Incorporation and Bylaws

     Certain provisions of Delaware law and our certificate of incorporation and bylaws could make more difficult the acquisition of our company by means of a tender offer, a proxy contest, or otherwise, and the removal of incumbent officers and directors. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of our company to first negotiate with us. We believe that the benefits of increased protection of our company’s potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure of our company outweighs the disadvantages of discouraging such proposals, including proposals that are priced above the then current market value of our common stock, because, among other things, negotiation of such proposals could result in an improvement of their terms.

Our certificate of incorporation and bylaws include provisions that:

  allow the board of directors to issue, without further action by the stockholders, up to 15,000,000 shares of “blank check” preferred stock;

  prohibit cumulative voting in the election of directors;

  require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;

  require that special meetings of our stockholders be called only by the board of directors, the chairman of the board, the president or the secretary;

  establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors; and

  require that certain amendments to the certificate of incorporation and the bylaws require the approval of the holders of at least 66 2/3% of the voting power of all of our outstanding capital stock.

     The Delaware General Corporation Law

     We are subject to Section 203 of the Delaware General Corporation Law. This provision generally prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date the stockholder became an interested stockholder, unless:

  prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

  upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines a business combination to include:

  any merger or consolidation involving the corporation and the interested stockholder;

  any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

  subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

  any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

  the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

     In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

     These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board and in the policies formulated by the board and to discourage certain types of transactions that may involve an actual or threatened change of control of Westcon Group. These provisions are designed to reduce our vulnerability to an unsolicited proposal for a takeover that does not contemplate the acquisition of all of our outstanding shares or an unsolicited proposal for the restructuring or sale of all or part of our company. These provisions, however, could discourage potential acquisition proposals and could complicate, delay or prevent a change in control of Westcon Group. They may also have the effect of preventing changes in our management. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweighs the disadvantages of discouraging these proposals, including proposals that are priced above the then current market value of our common stock, because, among other things, negotiation of these proposals could result in an improvement of their terms.

Transfer Agent and Registrar

      The transfer agent and registrar for our common stock will be American Stock Transfer & Trust Company.

Nasdaq National Market Listing

     We have applied to have the shares of our common stock listed on the Nasdaq National Market under the symbol “WCGP”.

MATERIAL UNITED STATES FEDERAL TAX CONSEQUENCES

TO NON-UNITED STATES HOLDERS

     The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of common stock by a beneficial owner that is a “non-U.S. holder” and that does not own, and is not deemed to own, more than 5% of our common stock. A “non-U.S. holder” is a person or entity that, for U.S. federal income tax purposes, is a:

  non-resident alien individual, other than certain former citizens and residents of the United States subject to tax as expatriates,

  foreign corporation or

  foreign estate or trust.

     A “non-U.S. holder” does not include an individual who is present in the United States for 183 days or more in the taxable year of disposition and is not otherwise a resident of the United States for U.S. federal income tax purposes. Such an individual is urged to consult his or her own tax advisor regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of common stock.

     This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to non-U.S. holders in light of their particular circumstances and does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction. Special rules may apply to certain non-U.S. holders, such as U.S. expatriates, “controlled foreign corporations,” “passive foreign investment companies,” “foreign personal holding companies,” corporations that accumulate earnings to avoid U.S. federal income tax, and investors in pass-through entities that are subject to special treatment under the Code. Such non-U.S. holders should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them. Prospective holders are urged to consult their tax advisors with respect to the particular tax consequences to them of owning and disposing of common stock, including the consequences under the laws of any state, local or foreign jurisdiction.

Dividends

     As discussed under “Dividend Policy” above, we do not currently expect to pay dividends. In the event that we do pay dividends, dividends paid to a non-U.S. holder of common stock generally will be subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding, a non-U.S. holder will be required to provide an Internal Revenue Service Form W-8BEN (or other applicable form) certifying its entitlement to benefits under a treaty.

     The withholding tax does not apply to dividends paid to a non-U.S. holder who provides a Form W-8ECI, certifying that the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States and, where a tax treaty applies, are attributable to a U.S. permanent establishment of the non-U.S. holder. Instead, the effectively connected dividends will be subject to regular U.S. income tax as if the non-U.S. holder were a United States resident. A non-U.S. corporation receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate).

     A non-U.S. holder of Common Stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may apply for a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Gain on Disposition of Common Stock

     A non-U.S. holder generally will not be subject to U.S. federal income tax on gain realized on a sale or other disposition of common stock unless:

  the gain is effectively connected with a trade or business of the non-U.S. holder in the United States and, where a tax treaty applies, is attributable to a U.S. permanent establishment of the non-U.S. holder, subject to an applicable treaty providing otherwise, or we are or have been a United States real property holding corporation at any time within the five-year period preceding the disposition or the non-U.S. holder’s holding period, whichever period is shorter, and our common stock has ceased to be traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs.

We believe that we are not, and we do not anticipate becoming, a United States real property holding corporation.

Information Reporting Requirements and Backup Withholding

     Information returns will be filed with the Internal Revenue Service in connection with payments of dividends and the proceeds from a sale or other disposition of common stock. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. Holder resides under the provisions of an applicable income tax treaty. You may have to comply with certification procedures to establish that you are not a United States person in order to avoid information reporting and backup withholding tax requirements. The certification procedures required to claim a reduced rate of withholding under a treaty will satisfy the certification requirements necessary to avoid the backup withholding tax as well. The amount of any backup withholding from a payment to you will be allowed as a credit against your United States federal income tax liability and may entitle you to a refund, provided that the required information is furnished to the Internal Revenue Service.

Federal Estate Tax

     An individual non-U.S. holder who is treated as the owner of, or has made certain lifetime transfers of, an interest in the common stock will be required to include the value of the stock in his gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

SHARES ELIGIBLE FOR FUTURE SALE

     Immediately prior to this offering, there was no public market for our common stock. Future sales of substantial amounts of common stock in the public market could adversely affect the market price of the common stock. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of contractual and legal restrictions on resale described below, sales of substantial amounts of our common stock in the public market after the restrictions lapse could adversely affect the prevailing market price and our ability to raise capital in the future.

     Upon completion of this offering, we will have outstanding an aggregate of      shares of common stock, assuming no exercise of outstanding stock options. Of these outstanding shares, the      shares sold by us in this offering will be freely tradable without restriction or further registration under the Securities Act, unless these shares are purchased by “affiliates” as that term is defined in Rule 144 under the Securities Act. The remaining      shares of common stock outstanding upon completion of this offering and held by existing stockholders, including the shares held by Datatec, will be “restricted securities” as that term is defined in Rule 144 under the Securities Act. Restricted shares may be sold in the public market only if registered or if they qualify for exemption under Rules 144, 144(k) or 701 promulgated under the Securities Act, which rules are summarized below, or another exemption.

Lock-up Agreements

     We intend to obtain lock-up agreements from all of our officers, directors and stockholders, holding substantially all of our outstanding common stock, including Datatec, under which they will agree not to transfer or dispose of, directly of indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock, for a period of 180 days after the date of this prospectus without the prior written consent of Lehman Brothers Inc., subject to limited exceptions.

     Lehman Brothers Inc., in its sole discretion, may release the shares subject to the lock-up agreements in whole or in part at anytime with or without notice. We have been advised by Lehman Brothers Inc. that, when determining whether or not to release shares from the lock-up agreements, Lehman Brothers Inc. will consider, among other factors, the stockholder’s reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time. Lehman Brothers Inc. has advised us that they have no present intention to release any of the shares subject to the lock-up agreements prior to the expiration of the lock-up period.

     As a result of these lock-up agreements and rules of the Securities Act, the restricted shares will be available for sale in the public market, subject to certain volume and other restrictions, and subject to release as mentioned above, as follows:

Days After the Date of this Prospectus	Number of Shares Eligible for Sale	Comment

Date of prospectus		Shares not locked up and eligible for sale under Rule 144
90 days		Shares not locked up and eligible for sale under Rule 144
180 days		Lock-up released; shares eligible for sale under Rule 144

Rule 144

     In general, under Rule 144, as currently in effect, a person who owns shares that were acquired from us or an affiliate of us at least one year prior to the proposed sale is entitled to sell upon expiration of the lock-up described above, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

  1% of the number of shares of common stock then outstanding, which will equal approximately shares immediately after this offering; or

  the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

     Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. Rule 144 also provides that our affiliates who sell shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares with the exception of the holding period requirement.

Rule 144(k)

     Under Rule 144(k), a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate of us, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, “144(k) shares” may be sold immediately upon the completion of this offering.

Rule 701

     In general, under Rule 701 as currently in effect, any of our employees, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement will be eligible to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

Registration of Shares in Connection with Compensatory Benefit Plans

     As of November 30, 2003, stock options to purchase 2,681,850 shares of common stock were outstanding under our stock option plan.

     Immediately after the completion of this offering, we intend to file a registration statement under the Securities Act covering shares of common stock issued or reserved for issuance under our stock option plan. This registration statement is expected to be filed and become effective as soon as practicable after the effective date of this offering. Accordingly, shares registered under this registration statement will, subject to vesting provisions and Rule 144 volume limitation, manner of sale, notice and public information requirements applicable to our affiliates, be available for sale in the open market immediately after completion of this offering, subject in the case of our officers and directors to the 180 day lock-up agreements.

Other Registration Rights

     We, Datatec, Mirado and our other stockholder are parties to an agreement which obligates us to register our shares of capital stock owned by them after this offering in specified circumstances. See “Description of Capital Stock—Registration Rights” for additional information.

     Registration of any shares of common stock held by security holders with registration rights would result in shares becoming freely tradable without restriction under the Securities Act immediately upon effectiveness of such registration.

UNDERWRITING

     Under the underwriting agreement, which is filed as an exhibit to the registration statement relating to this prospectus, each of the underwriters named below for whom Lehman Brothers Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, SG Cowen Securities Corporation and Robert W. Baird & Co. Incorporated are acting as representatives, has agreed to purchase from us the number of shares of common stock shown opposite its name below:

Underwriters	Number of Shares

Lehman Brothers Inc.
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
SG Cowen Securities Corporation
Robert W. Baird & Co. Incorporated

Total

     The underwriting agreement provides that the underwriters’ obligations to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement, including:

  the obligation to purchase all of the shares of common stock offered hereby if any of the shares are purchased;

  the representations and warranties made by us to the underwriters are true;

  there is no material change in the financial markets; and

  we deliver customary closing documents to the underwriters.

Over-Allotment Option

     Datatec has granted to the underwriters an option to purchase up to       additional shares of common stock owned by it, exercisable to cover over-allotments, if any, at the public offering price less the underwriting discount shown on the cover page of this prospectus. The underwriters may exercise this option at any time, and from time to time, until 30 days after the date of the underwriting agreement. To the extent the underwriters exercise this option, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares of common stock proportionate to that underwriter’s initial commitment as indicated in the preceding table, and Datatec will be obligated to sell the additional shares of common stock to the underwriters.

Commissions and Expenses

     The following table summarizes the underwriting discount that we will pay. The amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional        shares from Datatec. The underwriting fee is the difference between the public offering price and the amount the underwriters pay to purchase the shares from us or Datatec, as the case may be.

	No Exercise	Full Exercise

Per share	$	$
Total	$	$

     The underwriters have advised us that they propose to offer the shares of common stock directly to the public at the public offering price presented on the cover page of this prospectus, and to selected dealers, who may include the underwriters, at the public offering price less a selling concession not in excess of $     per share. The underwriters

may allow, and the selected dealers may reallow, a concession not in excess of $     per share to brokers and dealers. After this offering, the underwriters may change the offering price and other selling terms.

     We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discount, will be approximately $     . We will pay all costs and expenses of this offering.

Lock-up Agreements

     We have agreed that, without the prior written consent of Lehman Brothers Inc., we will not, directly or indirectly, offer, sell or dispose of any common stock or any securities which may be converted into or exchanged for any common stock for a period of 180 days from the date of this prospectus, subject to the following exceptions:

  shares of common stock to be issued in this offering;

  issuances of common stock pursuant to employee benefit plans, stock option plans or other employee compensation plans existing on the date of this prospectus;

  issuances of common stock pursuant to the exercise of options, warrants or rights outstanding on the date of this prospectus;

  grants of options pursuant to employee benefit plans, stock option plans or other employee compensation plans existing on the date of this prospectus; and

  issuances of common stock in connection with a bona fide business acquisition made by us which involves a third party that is not our affiliate, so long as the aggregate of all such issuances does not exceed 10% of our outstanding common stock and each recipient of such common stock agrees to be bound by the foregoing restrictions for the remainder of the 180-day period.

     Datatec, all of our executive officers and directors, certain other officers, and other stockholders, holding in the aggregate      shares of our common stock, have agreed under lock-up agreements not to, without the prior written consent of Lehman Brothers Inc., directly or indirectly, offer, sell or otherwise dispose of any common stock or any securities which may be converted into or exchanged or exercised for any common stock for a period of 180 days from the date of this prospectus, subject to certain exceptions.

Offering Price Determination

     Prior to this offering, there has been no public market of our common stock. The initial public offering price will be negotiated between the representatives and us. In determining the initial public offering price of our common stock, the representatives will consider:

  prevailing market conditions;

  our historical performance and capital structure;

  estimates of our business potential and earnings prospects;

  an overall assessment of our management; and

  the consideration of these factors in relation to market valuation of companies in related businesses.

Indemnification

     We have agreed to indemnify the underwriters against liabilities relating to this offering, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

     The underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of our common stock, in accordance with Regulation M under the Securities Exchange Act of 1934:

  Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

  Stabilizing transactions permit bids to purchase common stock so long as the stabilizing bids do not exceed a specified maximum.

  Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, creating a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering.

  Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

     These stabilizing transactions, syndicate covering transactions and penalty bids may raise or maintain the market price of our common stock or prevent or slow a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

     Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Stamp Taxes

     Purchasers of the shares of our common stock offered by this prospectus may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover of this prospectus. Accordingly, we urge you to consult a tax advisor with respect to whether you may be required to pay those taxes or charges, as well as any other tax consequences that may arise under the laws of the country of purchase.

Listing

     We have applied to have the shares of our common stock listed on the Nasdaq National Market under the symbol “WCGP”.

Offers and Sales in Canada

     This prospectus is not, and under no circumstances is to be construed as, an advertisement or a public offering of shares in Canada or any province or territory thereof. Any offer or sale of shares in Canada will be made only under an exemption from the requirements to file a prospectus supplement or prospectus and an exemption from the dealer registration requirement in the relevant province or territory of Canada in which such offer or sale is made.

Electronic Distribution

     A prospectus in electronic format may be made available on Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view the preliminary prospectus and the final prospectus online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations. In addition, one or more of the underwriters participating in this offering may distribute prospectuses electronically.

     Other than the prospectus in electronic format, information on any underwriter’s or selling group member’s website and any information contained in any other website maintained by an underwriter or selling group member is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied on by investors.

Other Relationships

     Some of the underwriters have performed and may in the future perform investment banking and advisory services for us from time to time for which they have received or may in the future receive customary fees and expenses.

LEGAL MATTERS

     The validity of the shares of common stock offered hereby will be passed upon for us by Davis Polk & Wardwell, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, New York, New York.

EXPERTS

     The consolidated financial statements as of February 28, 2002 and 2003, and for each of the three years in the period ended February 28, 2003 included in this prospectus and the related financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in the registration statement (which reports express an unqualified opinion and include an explanatory paragraph concerning the adoption of a new accounting principle effective March 1, 2002), and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

     We have filed with the Securities and Exchange Commission, or SEC, a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information with respect to Westcon and the common stock offered hereby, reference is made to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits and schedules filed therewith may be inspected without charge at the public reference room maintained by the SEC, located at 450 Fifth Street, N.W., Room 1200, Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from such offices upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains an Internet web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is http://www.sec.gov.

     Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection and copying at the public reference room and web site of the SEC referred to above. We maintain a web site at www.westcongroup.com. You may access our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission, or SEC, free of charge at our web site as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The reference to our web address does not constitute incorporation by reference of the information contained at this site.

WESTCON GROUP, INC. AND SUBSIDIARIES

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Stockholders of
Westcon Group, Inc.
Tarrytown, New York

We have audited the accompanying consolidated balance sheets of Westcon Group, Inc. and subsidiaries (the “Company”) as of February 28, 2002 and 2003, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended February 28, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of February 28, 2002 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended February 28, 2003 in conformity with accounting principles generally accepted in the United States of America.

As described in Note 3 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, effective March 1, 2002.

/s/ Deloitte & Touche LLP
Stamford, Connecticut

May 19, 2003
(June 12, 2003 as to the fifth paragraph of Note 5)

WESTCON GROUP, INC. AND SUBSIDIARIES

Consolidated Balance Sheets
(in thousands, except for share and per share amounts)

	February 28,

	2002	2003	November 30, 2003

			(unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$97,295	$140,746	$115,726
Accounts receivable, net of allowances of
$12,801, $13,044 and $15,899	250,559	236,330	294,186
Inventories	178,802	170,890	193,549
Prepaid expenses and other current assets	29,697	31,189	50,572

Total current assets	556,353	579,155	654,033
PROPERTY AND EQUIPMENT – NET	30,376	29,950	26,840
GOODWILL	145,211	55,750	57,001
OTHER ASSETS	8,127	16,533	19,623

TOTAL ASSETS	$740,067	$681,388	$757,497

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Lines of credit	$136,898	$72,168	$93,504
Accounts payable	206,875	278,493	289,051
Accrued expenses and other current liabilities	14,956	30,297	48,259
Income taxes payable	10,181	690	7,992

Total current liabilities	368,910	381,648	438,806
LONG-TERM DEBT – DATATEC	23,688	34,421	35,674
OTHER LIABILITIES	3,253	4,029	2,762

Total liabilities	395,851	420,098	477,242

COMMITMENTS AND CONTINGENCIES (See notes)
STOCKHOLDERS’ EQUITY:
Preferred stock, $.01 par value, 15,000,000 shares authorized, none
issued	–	–	–
Common stock, $.01 par value, 200,000,000 shares authorized,
46,448,296 issued and outstanding	464	464	464
Additional paid-in capital	225,275	226,065	226,170
Retained earnings	129,500	37,927	44,462
Accumulated other comprehensive (loss) income	(11,023)	(3,166)	9,159

Total stockholders’ equity	344,216	261,290	280,255

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$740,067	$681,388	$757,497

See notes to consolidated financial statements.

WESTCON GROUP, INC. AND SUBSIDIARIES

     Consolidated Statements of Operations
(in thousands, except for share and per share amounts)

	Years Ended February 28,			Nine Months Ended November 30,
				(unaudited)
	2001	2002	2003	2002	2003

REVENUE	$2,065,808	$1,687,448	$1,649,247	$1,235,039	$1,362,889
COST OF GOODS SOLD	1,836,335	1,513,129	1,505,007	1,124,864	1,246,466

Gross profit	229,473	174,319	144,240	110,175	116,423

OPERATING EXPENSES:
Selling, general and administrative	118,068	103,566	113,479	80,913	86,540
Depreciation and amortization	18,215	21,097	12,192	9,044	9,110
Stock buy-out agreement charge	—	6,695	—	—	—
Goodwill impairment	—	—	105,161	105,161	—

Total operating expenses	136,283	131,358	230,832	195,118	95,650

INCOME (LOSS) FROM
OPERATIONS	93,190	42,961	(86,592)	(84,943)	20,773

OTHER EXPENSE (INCOME):
Interest expense – net of interest
income of $2,860, $2,011, $2,264,
$1,369 and $1,108	22,425	10,244	3,754	2,842	2,654
Other expense – Datatec	1,293	2,219	4,181	2,309	3,451
(Gain) loss on sale of securities	(32,041)	190	—	—	—
Other expense (income)	940	1,728	(2,189)	(1,304)	1,598

Total other expense (income)	(7,383)	14,381	5,746	3,847	7,703

INCOME (LOSS) BEFORE INCOME
TAXES	100,573	28,580	(92,338)	(88,790)	13,070
PROVISION (BENEFIT) FOR INCOME
TAXES	41,818	13,017	(765)	(674)	6,535

NET INCOME (LOSS)	$58,755	$15,563	$(91,573)	$(88,116)	6,535

NET INCOME (LOSS) PER SHARE
– BASIC	$1.26	$0.34	$(1.97)	$(1.90)	$0.14

NET INCOME (LOSS) PER SHARE
– DILUTED	$1.26	$0.34	$(1.97)	$(1.90)	$0.14

WEIGHTED AVERAGE NUMBER OF
SHARES OUTSTANDING – BASIC	46,448,296	46,448,296	46,448,296	46,448,296	46,448,296

WEIGHTED AVERAGE NUMBER OF
SHARES OUTSTANDING – DILUTED	46,448,296	46,448,296	46,448,296	46,448,296	46,448,296

See notes to consolidated financial statements.

WESTCON GROUP, INC. AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity
(in thousands, except for share amounts)

	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Comprehensive Income (Loss)
	Shares	Amount
BALANCE, MARCH 1, 2000	46,448,296	$464	$214,444	$55,182	$342
Net income	–	–	–	58,755	–	$58,755
Other comprehensive income:
Translation adjustment	–	–	–	–	(6,208)	(6,208)
Unrealized loss on
marketable securities,
net of tax benefit of $321	–	–	–	–	(494)	(494)

Total comprehensive income						$52,053

Equity based compensation	–	–	2,612	–	–

BALANCE, FEBRUARY 28, 2001	46,448,296	464	217,056	113,937	(6,360)
Net income	–	–	–	15,563	–	$15,563
Other comprehensive income:					(4,435)	(4,435)
Translation adjustment	–	–	–	–	–
Unrealized loss on
marketable securities,
net of tax benefit of $152	–	–	–	–	(228)	(227)

Total comprehensive income						$10,901

Stock buy-out agreement
charge	–	–	6,695
Equity based compensation	–	–	1,524	–	–

BALANCE, FEBRUARY 28, 2002	46,448,296	464	225,275	129,500	(11,023)
Net loss	–	–		(91,573)	–	$(91,573)
Other comprehensive income:
Translation adjustment	–	–	–	–	7,830	7,830
Unrealized gain on
marketable securities,
net of tax expense of $33	–	–	–	–	27	27

Total comprehensive loss						$(83,716)

Equity based compensation	–	–	790	–	–

BALANCE, FEBRUARY 28, 2003	46,448,296	464	226,065	37,927	(3,166)
Net income (unaudited)	–	–	–	6,535	–	$6,535
Other comprehensive income:
Translation adjustment
(unaudited)	–	–	–	–	12,100	12,100
Unrealized gain on
marketable securities,
net of tax expense of
$121 (unaudited)	–	–	–	–	225	225

Total comprehensive income
(unaudited)						$18,860

Equity based compensation
(unaudited)	–	–	105	–	–

BALANCE, NOVEMBER 30, 2003
(unaudited)	46,448,296	$464	$226,170	$44,462	$9,159

See notes to consolidated financial statements.

WESTCON GROUP, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows
(in thousands)

	Years Ended February 28,			Nine Months Ended November 30,
	2001	2002	2003	2002	2003

				(unaudited)
OPERATING ACTIVITIES:
Net income (loss)	$58,755	$15,563	$(91,573)	$(88,116)	$6,535
Adjustments to reconcile net income (loss)
to net cash provided by (used in) operating activities:
Depreciation and amortization	18,818	21,674	12,684	9,497	9,655
Equity based compensation	2,612	1,524	790	593	105
Stock buy-out agreement charge	–	6,695	–	–	–
Deferred income taxes	(5,540)	(4,973)	(8,885)	2,897	438
Goodwill impairment	–	–	105,161	105,161	–
(Gain) loss on sale of securities	(32,041)	190	–	–	–
Loss on sale of property and equipment	119	–	–	–	–
Changes in assets and liabilities (net of business
acquisitions):
Accounts receivable	2,518	48,791	14,229	(35,088)	(57,856)
Inventories	(56,152)	183,989	7,912	(3,965)	(22,659)
Prepaid expenses and other current assets	11,214	(246)	859	(3,614)	(19,624)
Other assets	(1,556)	(2,301)	(1,981)	(459)	(1,109)
Accounts payable	38,997	(90,868)	71,617	26,100	10,558
Accrued expenses and other current liabilities	(6,525)	(8,410)	7,319	9,846	17,539
Income taxes payable	12,359	(10,866)	(9,491)	(21,061)	7,302
Other liabilities	(3,248)	1,327	274	61	(1,269)

Net cash provided by operating activities	40,330	162,089	108,915	1,851	(50,385)

INVESTING ACTIVITIES:
Capital expenditures	(14,834)	(12,910)	(10,766)	(8,328)	(5,906)
Payments for business acquisitions, net of cash acquired	(43,654)	(11,074)	(5,515)	(5,515)	–
Cash from contributed subsidiaries	262	–	–	–	–
Proceeds from sale of securities	33,793	–	–	–	–
Proceeds from sale of property and equipment	249	335	–	–	–

Net cash used in investing activities	(24,184)	(23,649)	(16,281)	(13,843)	(5,906)

FINANCING ACTIVITIES:
Proceeds from lines of credit	1,305,635	1,092,636	994,851	787,442	773,924
Repayments of lines of credit	(1,304,281)	(1,191,297)	(1,059,581)	(803,624)	(752,588)
Financing costs	(302)	(50)	(287)	(50)	(2,619)
(Repayments to) advances from Datatec	(3,451)	(3,000)	8,005	8,108	–

Net cash used in financing activities	(2,399)	(101,711)	(57,012)	(8,124)	18,717

EFFECT OF FOREIGN EXCHANGE RATE ON CASH AND
CASH EQUIVALENTS	(6,208)	(4,435)	7,829	6,852	12,554

NET INCREASE (DECREASE) IN CASH AND CASH
EQUIVALENTS	7,539	32,294	43,451	(13,264)	(25,020)
CASH AND CASH EQUIVALENTS, BEGINNING OF
PERIOD	57,461	65,000	97,295	97,295	140,746

CASH AND CASH EQUIVALENTS, END OF PERIOD
	$65,000	$97,295	$140,746	$84,031	$115,726

CASH PAID DURING THE PERIOD FOR:
Interest	$25,020	$13,291	$5,431	$4,063	$2,849

Income taxes	$33,279	$25,594	$21,093	$16,752	$6,065

BUSINESS ACQUISITIONS:
Fair value of assets acquired, including goodwill	$123,609	$11,074	$16,700	$11,235	$1,251
Cash paid, net of cash acquired	(43,654)	(11,074)	(5,515)	(5,515)	–

Liabilities assumed	$79,955	$–	$11,185	$5,720	$1,251

See notes to consolidated financial statements

     WESTCON GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Information as of November 30, 2003 and/or for the Nine Months
Ended November 30, 2002 and 2003 is Unaudited)
(amounts in thousands, except for share and per share amounts)

1. Business Description and Organization

Westcon Group, Inc. and subsidiaries (the “Company”) is a specialty distributor of networking and communications equipment for leading technology vendors, principally Cisco Systems Inc. (“Cisco”), Nortel Networks Corporation (“Nortel”) and Avaya Inc. (“Avaya”). The Company acts as an important indirect sales channel for the sale of its vendors’ technologically advanced products to its customers, who are resellers, systems integrators and service providers, throughout the United States and in select international markets.

On August 6, 1998, Datatec Limited (“Datatec”), a publicly-owned networking technology and services company incorporated in South Africa, acquired 80% of the common stock of the Company.

In Fiscal 1999 and Fiscal 2000, Datatec contributed capital and its networking and communications equipment sales channel subsidiaries (the “Contributed Subsidiaries”) to the Company in exchange for an increase in its common stock ownership of the Company to 87.2%.

In Fiscal 2001, Datatec sold 2.3% of the common stock of the Company to certain former executive officers of the Company and the Company’s current Chief Executive Officer. Also in Fiscal 2001, Datatec purchased 0.3% of the common stock of the Company from the Company’s Chief Executive Officer. During Fiscal 2002, Datatec reacquired the 2.3% of the common stock of the Company from the former executive officers and the Company’s Chief Executive Officer. In addition, in Fiscal 2002, Datatec purchased 5.0% of the common stock interest in the Company from Mirado Corp., a minority stockholder of the Company, which is owned by the Company’s Executive Vice President along with his wife and a family trust and two former executive officers of the Company along with their affiliates. The terms of the foregoing purchases and sales were at estimated fair value. As a result, Datatec owned 92.5% of the common stock of the Company at February 28, 2002 and 2003.

2. Significant Accounting Policies

Unaudited Interim Financial Information – The accompanying consolidated balance sheet as of November 30, 2003, the consolidated statements of operations and cash flows for the nine months ended November 30, 2002 and 2003 and the consolidated statement of stockholders’ equity for the nine months ended November 30, 2003 are unaudited. The unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the Company’s financial position as of November 30, 2003 and results of its operations and its cash flows for the nine months ended November 30, 2002 and 2003. The financial data and other information disclosed in these notes to consolidated financial statements for the nine-month periods are unaudited. The results for the nine months ended November 30, 2003 are not necessarily indicative of the results to be expected for Fiscal 2004 or for any other interim period or for any other future year.

Principles of Consolidation – The consolidated financial statements include the accounts of Westcon Group, Inc. and its subsidiaries, all of which are wholly-owned. All significant intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates – The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fiscal Year End – The Company’s fiscal year ends on the last day of February. The accompanying consolidated financial statements are for the fiscal years ended February 28, 2001 (“Fiscal 2001”), February 28, 2002 (“Fiscal 2002”) and February 28, 2003 (“Fiscal 2003”).

     WESTCON GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Information as of November 30, 2003 and/or for the Nine Months
Ended November 30, 2002 and 2003 is Unaudited)
(amounts in thousands, except for share and per share amounts)

Disclosure of Fair Value of Financial Instruments – The carrying amount reported in the consolidated balance sheets for cash, accounts receivable, accounts payable and accrued expenses approximates fair value because of the short-term maturity of these financial instruments. The carrying value of the lines of credit approximates fair value, because current rates offered to the Company for debt with similar remaining maturities are approximately the same.

Concentration of Credit Risk – The Company sells products and services to customers who sell them to end-users in diversified industries. The Company performs ongoing credit evaluations of the financial condition of certain customers and generally does not require collateral. The Company’s ability to collect the amounts due from customers may be affected by economic fluctuations in the networking and communications industry. During Fiscal 2001, Fiscal 2002 and Fiscal 2003, no single customer accounted for greater than 3% of the Company’s consolidated revenue. The Company maintains its cash balances in various financial institutions. Balances may exceed the amount of insurance provided on such deposits.

Cash and Cash Equivalents – The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Revenue Recognition – The Company recognizes revenue when the sales price is fixed or determinable, collection of the resulting receivable is reasonably assured and title and risk of ownership pass to the customer. Transfer of title and risk of ownership occurs upon shipment of product or upon delivery when the Company bears the risk of loss while the product is in transit. At the end of each quarter, the Company estimates but does not recognize revenue related to products in-transit to its customers for which the Company bears the risk of loss while in transit. The Company uses an estimated number of days based on historical transit periods for different geographies to estimate the shipment of orders and the related amount of revenue not to be recognized. The Company also offers customers the right to return products that do not function properly within a limited time after delivery. The Company records a provision for the estimated amount of product returns, based on historical experience, which is recorded concurrently with the recognition of revenue. The Company also records a provision for any notification it receives of pending returns at the time the Company is notified. The Company recognizes revenue for professional services at the time the services are rendered. Revenue from professional services represented less than 2% of consolidated revenue in Fiscal 2001, Fiscal 2002 and Fiscal 2003.

Vendor Programs – The Company receives purchase discounts, product rebates and inventory price protection from vendors that are recorded as adjustments to cost of goods sold as the related inventory is sold. The Company also receives allowances such as cooperative marketing, training and advertising incentives and promotional programs from vendors that are recorded as adjustments to selling, general and administrative expense. The Company accrues rebates based on the specific terms of the program and sales or purchases of qualifying products. These incentives are generally offered by the vendors on a quarterly, semi-annual or annual basis. The Company also provides reserves for receivables on vendor programs for estimated losses resulting from vendors’ inability to pay or rejections of claims by vendors. As of February 28, 2002 and 2003, receivables from vendors were $29,805 and $28,653, respectively. These amounts are included in accounts payable as the Company has the right of offset against payables to these vendors.

Deferred Financing Costs – During Fiscal 2001, Fiscal 2002 and Fiscal 2003, the Company paid $302, $50 and $287, respectively, in connection with debt financings (see Note 5). These costs have been capitalized in other assets and are being amortized over the terms of the respective financings. Amortization of financing costs was $603, $577 and $492 in Fiscal 2001, Fiscal 2002 and Fiscal 2003, respectively.

Warranties – The Company’s vendors warrant the products distributed by the Company and allow returns of defective products. The Company does not independently warrant the products it distributes.

     WESTCON GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Information as of November 30, 2003 and/or for the Nine Months
Ended November 30, 2002 and 2003 is Unaudited)
(amounts in thousands, except for share and per share amounts)

Advertising Costs – Costs related to advertising and promotion expenditures are charged to marketing expense. Total advertising and promotion expenditures were $1,358, $766 and $414 in Fiscal 2001, Fiscal 2002 and Fiscal 2003, respectively.

Shipping and Handling Costs – Amounts billed to customers in sales transactions related to shipping and handling, if any, are included in revenue. Shipping and handling costs associated with inbound freight are included in cost of goods sold. Shipping and handling costs associated with outbound freight are included in selling, general and administrative expense and were $10,484, $7,440 and $7,796 in Fiscal 2001, Fiscal 2002 and Fiscal 2003, respectively.

Income Taxes – The Company accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes, which provides that deferred income taxes are determined by the asset and liability method. Deferred tax assets and liabilities are recognized for the expected future tax consequences of existing differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is provided when the Company determines that it is more likely than not that a portion of the deferred tax balance will not be realized. The effect of a change in the tax rate on deferred taxes is recognized in the period of enactment.

Foreign Currency – The functional currency of each of the Company’s foreign subsidiaries is its local currency. Assets and liabilities of foreign operations are translated at the exchange rates in effect on the balance sheet date. Revenue and expenses are translated at the average rates of exchange prevailing during the period. Realized gains and losses due to currency exchange rate fluctuations have been reflected in the accompanying consolidated statements of income. The Company recorded transaction gains (losses) of $(576), $976 and $4,053 during Fiscal 2001, Fiscal 2002 and Fiscal 2003, respectively. Unrealized gains and losses from the translation of the financial statements of the foreign subsidiaries are reported as a separate component of stockholders’ equity and comprehensive income.

The Company uses derivative financial instruments to reduce its exposure to fluctuations in foreign exchange rates by creating offsetting positions through the use of forward currency contracts. The market risk related to the foreign exchange agreements is offset by changes in the valuation of the underlying items being hedged. Substantially all of the Company’s forward currency contracts have terms of 90 days or less. The Company does not apply hedge accounting to these forward currency contracts; and has not designated any of them as hedging instruments. Therefore, unrealized gains and losses resulting from marking these contracts to market are charged to expense. The Company does not use derivative financial instruments for trading or speculative purposes, nor is the Company a party to leveraged derivatives.

The notional amount of forward currency contracts and options is the amount of foreign currency bought or sold at maturity. The estimated fair value of forward currency contracts represents the amount required to enter into like offsetting contracts with similar remaining maturities based on then quoted market prices. Potential credit losses are minimized through careful evaluation of counterparty credit standing, selection of counterparties from a limited group of high quality institutions and other contract provisions.

Forward currency contracts and estimated fair value are as follows:

	February 28, 2002		February 28, 2003
	Notional Amounts	Estimated Fair Value	Notional Amounts	Estimated Fair Value
Forward currency contracts	$54,200	$393	$64,055	$91

Property and Equipment – Property and equipment are stated at cost, less accumulated depreciation. Depreciation is provided over the estimated useful lives of the assets by using the straight-line method based upon the shorter of the estimated useful lives of the asset, or the lease term of the respective asset, if applicable.

     WESTCON GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Information as of November 30, 2003 and/or for the Nine Months
Ended November 30, 2002 and 2003 is Unaudited)
(amounts in thousands, except for share and per share amounts)

Internal Use Software – In accordance with Statement of Position (“SOP”) No. 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, the Company capitalized certain software development costs. These capitalized software costs are amortized over the useful life of the software, not to exceed 84 months and are included in property and equipment on the accompanying consolidated balance sheets.

Inventories –- Inventories represent finished goods stated at the lower of cost or market, with cost determined by the average cost method. During Fiscal 2001, Fiscal 2002 and Fiscal 2003, the Company recorded charges to cost of goods sold of $1.8 million, $10.9 million and $4.1 million, respectively, to reserve the inventory of products of a certain vendor that the Company was no longer distributing in the United States and certain other countries.

Goodwill – Goodwill represents the excess of the purchase price over the fair value of tangible and identifiable intangible net assets acquired. Goodwill acquired prior to June 30, 2001 was being amortized on a straight-line basis over 15 years. Goodwill acquired after June 30, 2001 has not been amortized, in accordance with the provisions of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (“SFAS 142”). Effective March 1, 2002, the Company ceased amortization of all goodwill in accordance with SFAS No. 142. See “Recent Accounting Pronouncements.” The recoverability of goodwill is evaluated based on the fair value of the reporting unit associated with the goodwill on an annual basis or when facts and circumstances suggest that goodwill may be impaired.

Valuation of Long-Lived Assets (other than Goodwill) – The Company periodically evaluates the carrying value of long-lived assets when events and circumstances suggest that such assets may be impaired. The carrying value of a long-lived asset is considered impaired when indicators of impairment are present and undiscounted cash flows estimated to be generated by the asset are less then than the asset’s carrying amount. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived asset. Fair value is determined using the anticipated undiscounted future cash flows.

Stock Option Plans – The Company applies the intrinsic value method under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations to account for its stock option plans. Accordingly, the Company only records compensation expense for any stock options granted with an exercise price that is less than the fair market value of the underlying stock at the date of grant.

The following table details the effect on net income (loss) had compensation expense for the stock option plans been recorded based on the fair value method under Statement of Financial Accounting Standard No. 123, Accounting for Stock-Based Compensation as amended (“SFAS 123”), see Note 12.

	Years Ended February 28,			Nine Months Ended
	2001	2002	2003	November 30, 2003
Reported net income (loss)	$58,755	$15,563	$(91,573)	$6,535
Add: Total stock-based
employee compensation expense
included in reported net income
(loss) net of related tax effects	1,567	914	474	63
Deduct: Total stock-based employee
compensation expense determined
under fair value method for all
awards, net of related tax effects	(2,789)	(1,969)	(2,289)	(415)

Pro forma net income (loss)	$57,533	$14,508	$(93,388)	$6,183

Net income (loss) per share – basic:
As reported	$1.26	$0.34	$(1.97)	$0.14

Pro forma	$1.24	$0.31	$(2.01)	$0.13

Net income (loss) per share – diluted:
As reported	$1.26	$0.34	$(1.97)	$0.14

Pro forma	$1.24	$0.31	$(2.01)	$0.13

	F-10

     WESTCON GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Information as of November 30, 2003 and/or for the Nine Months
Ended November 30, 2002 and 2003 is Unaudited)
(amounts in thousands, except for share and per share amounts)

The weighted average fair value of the Datatec stock options granted during Fiscal 2001 was $5.90 estimated on the dates of grant using the Black-Scholes options-pricing model with the following weighted-average assumptions, expected volatility of 90%; risk-free interest rate of 13.8% (represents the rate available on South Africa government bonds at the grant date); and expected lives of option grants of five years. There were no Datatec stock options granted in Fiscal 2002, Fiscal 2003 and the nine months ended November 30, 2003. The effects of applying SFAS No. 123 in this pro forma disclosure are not indicative of future pro forma effects.

The weighted average fair value of the Westcon stock options granted during Fiscal 2002 and Fiscal 2003 was $3.59 and $2.38, respectively, estimated on the dates of grant using the Black-Scholes options-pricing model with the following weighted-average assumptions used for Fiscal 2002, Fiscal 2003, no volatility; risk-free interest rate of 4.5% and 4.7%, respectively, (represents the rate available on U.S. government bonds at the grant date); and expected lives of option grants of 10 years. The pro forma amounts do not include the effects of the Westcon stock options granted to employees whose stock options include the contingency for the consummation of an initial public offering. See Note 12. The effects of applying SFAS No. 123 in this pro forma disclosure are not indicative of future pro forma effects.

Net income (loss) per share – Net income (loss) per share-basic is computed by dividing the net income (loss) for the period by the weighted average number of shares of common stock outstanding during the period. Net income per share-diluted reflects the potential dilution that could occur if stock options were exercised. The calculations of net income (loss) per share are presented in Note 13.

Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 142 requires that goodwill and certain intangibles with an indefinite life not be amortized, but subjected to an impairment test on an annual basis or when facts and circumstances suggest such assets may be impaired. The Company adopted SFAS No. 142 effective March 1, 2002 which resulted in the cessation of goodwill amortization, which was $10,497 and $11,135 in Fiscal 2001 and Fiscal 2002, respectively, and required the Company to perform a transitional impairment analysis upon adoption. The Company completed the transitional impairment test as of March 1, 2002 which did not result in an impairment. The Company completed its annual impairment test as of November 30, 2002 which resulted in an impairment charge of $105,161 relating to the Comstor reporting unit in Fiscal 2003. This charge is reflective of the decline in value of goodwill which resulted from a downturn in the technology equipment market which negatively impacted our sales and gross profit relating to Cisco products. This caused the operating profits and cash flows of the Comstor reporting unit to be lower than expected during the nine months ended November 30, 2002. Based upon the prevailing market conditions, the Company’s long-term earnings and cash flow projections were revised. The fair value of the Comstor reporting unit was estimated using the expected present value of the future cash flows.

In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of leases. The Company adopted SFAS No. 143 effective March 1, 2002. The adoption of SFAS No. 143 did not have an impact on the consolidated financial statements.

In November 2002, the FASB issued FASB Interpretation (“FIN”) 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 requires additional disclosure relating to guarantees and in some cases requires the recognition of a liability for the fair value of certain guarantees. FIN 45 is applicable to guarantees issued or modified after December 31, 2002. The adoption of FIN 45 did not have an impact on the consolidated financial statements, as the Company does not guarantee the liabilities of others.

     WESTCON GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Information as of November 30, 2003 and/or for the Nine Months
Ended November 30, 2002 and 2003 is Unaudited)
(amounts in thousands, except for share and per share amounts)

In November 2002, the Emerging Issues Task Force issued EITF No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables. EITF 00-21 applies to certain contractually binding arrangements under which a company performs multiple revenue generating activities and requires that companies account for each element within an arrangement with multiple deliverables as separate units of accounting if (a) the delivered item has value on a stand-alone basis, (b) there is objective and reliable evidence of fair value and (c) the amount of the total arrangement consideration is fixed. EITF 00-21 is effective for revenue arrangements entered into in Fiscal periods beginning after June 15, 2003. The Company is evaluating the provisions of EITF 00-21 and whether its implementation will have a material impact on the consolidated financial statements.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock Based Compensation. SFAS No. 148 amends SFAS No. 123 to provide alternative methods of transition for voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, the statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company has implemented the disclosure provisions of SFAS No 148.

In March 2003, the Emerging Issues Task Force issued EITF 02-16 Accounting by a Customer (including a reseller) for Certain Consideration Received from a Vendor (“EITF 02-16”). Under EITF 02-16, rebates or refunds of a specified amount of cash consideration that is payable pursuant to a binding arrangement only if the customer completes a specified cumulative level of purchases or remains a customer for as specified time period are recognized as a reduction of the cost of sales based on a systematic and rational allocation of the cash consideration offered to each of the underlying transactions that results in progress by the Company toward earning the rebate or refund provided the amounts are probable and reasonably estimable. The Company has adopted EITF 02-16. The adoption of EITF 02-16 did not have an impact on the consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equities. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. The adoption of SFAS No. 150 did not have an impact on the consolidated financial statements.

3. Business Combinations and Goodwill

For each of its acquisitions, the Company did not identify any intangible assets. The primary motivation for each of the acquisitions was to establish a business presence in a particular geographic region or to expand the Company’s relationship with vendors. None of the acquired companies held proprietary customer lists, patents, franchises, trademarks, or favorable leases.

The following acquisitions have been accounted for under the purchase method and their results of operations have been included in the statements of operations from the respective dates of acquisition.

  On April 12, 2000, the Company acquired the net assets of LAN Systems Pty Limited, a sales channel for networking and communications equipment in Australia, for $19,839, including acquisition costs, but excluding additional contingent consideration of $541 paid in Fiscal 2002 based upon the achievement of certain financial objectives during the two years subsequent to the closing of the transaction. The excess of the purchase price over the fair value of the net assets acquired of $15,654 has been recorded as goodwill.

  On July 7, 2000, the Company acquired the net assets of Inacom Communications, Inc., a sales channel for voice technology equipment, for $22,801, including acquisition costs. The excess of the purchase price over the fair value of the net assets acquired of $10,990 has been recorded as goodwill.

     WESTCON GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Information as of November 30, 2003 and/or for the Nine Months
Ended November 30, 2002 and 2003 is Unaudited)
(amounts in thousands, except for share and per share amounts)

  On September 13, 2000, the Company acquired the net assets of CCA Technologies, Inc., a sales channel for voice technology equipment, for $9,485, including acquisition costs, but excluding additional consideration of $4,250 paid in Fiscal 2002 based on the achievement of certain financial objectives during the two years subsequent to the closing of the transaction, which was treated as direct acquisition costs and recorded as goodwill. The excess of the purchase price over the fair value of the net assets acquired of $9,652 has been recorded as goodwill.

  On May 14, 2002, the Company acquired certain assets, primarily fixed assets and employees, and assumed related liabilities of the distribution division of Landis Group NV (“Landis”), a Netherlands company, engaged in the sale of networking equipment and software in the following European countries: Austria, Belgium, Denmark, France, Germany, The Netherlands, Norway, Spain and Sweden. The Company completed the Landis acquisition in order to expand its existing presence in international markets. The purchase price was $5,515, including acquisition costs. The fair values of the assets acquired and liabilities assumed at the date of acquisition were $1,000 for property and equipment and $11,185 for current liabilities related to exit costs. The excess of the purchase price over the fair value of the net assets acquired of $15,700 has been recorded as goodwill.

During Fiscal 2001 and Fiscal 2002, the Company paid $5,722 and $6,824, respectively, of additional contingent consideration to the stockholders which sold the Contributed Subsidiaries to Datatec, which was treated as direct acquisition costs and recorded as goodwill.

The following unaudited pro forma summary represents the condensed consolidated statements of operations for Fiscal 2002 and Fiscal 2003 as if the above business combinations had been consummated on the first day of each period presented.

	Years Ended February 28,

	2002	2003

Revenue	$2,087,972	$1,726,931

Net income (loss)	$13,190	$(94,029)

Net income (loss) per share – basic	$0.28	$(2.02)

Net income (loss) per share – diluted	$0.28	$(2.02)

The significant accounting policies applied in computing these pro forma amounts are similar to those described in Note 2 herein. The pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what would have occurred had the business combinations been consummated on the first day of each period presented or of results that may occur in the future.

Goodwill amortization expense relating to business combinations was $10,497 and $11,135 in Fiscal 2001 and Fiscal 2002, respectively.

In accordance with SFAS No. 142, the Company ceased the amortization of goodwill effective March 1, 2002. A reconciliation of previously reported net income (loss) to the amounts adjusted for the exclusion of goodwill amortization, net of the related income tax effect is as follows:

	Years Ended February 28,

	2001	2002	2003

Reported net income (loss)	$58,755	$15,563	$(91,573)
Add: Goodwill amortization, net of tax	6,298	6,682	–

Adjusted net income (loss)	$65,053	$22,245	$(91,573)

Net income (loss) per share – basic	$1.40	$0.48	$(1.97)

Net income (loss) per share – diluted	$1.40	$0.48	$(1.97)

F-13

     WESTCON GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Information as of November 30, 2003 and/or for the Nine Months
Ended November 30, 2002 and 2003 is Unaudited)
(amounts in thousands, except for share and per share amounts)

Changes in the carrying amount of goodwill for the years ended February 28, 2002 and 2003, by reporting unit, are as follows:

	Comstor	Westcon	Voda One	Total

Balance as of March 1, 2001	$105,774	$23,748	$15,459	$144,981
Goodwill acquired during the year	7,550	–	3,815	11,365
Amortization expense	(8,163)	(1,962)	(1,010)	(11,135)

Balance as of February 28, 2002	105,161	21,786	18,264	145,211
Goodwill acquired during the year	3,260	12,440	–	15,700
Goodwill impairment	(105,161)	–	–	(105,161)

Balance as of February 28, 2003	$3,260	$34,226	$18,264	$55,750

As required by SFAS 142, intangible assets that do not meet the criteria for recognition apart from goodwill must be reclassified. As a result of the Company’s analysis, no reclassifications to goodwill were required at March 1, 2002.

4.   Property and Equipment

Property and equipment is as follows:

		February 28,

	Lives in years	2002	2003	November 30, 2003

Computer and office equipment	3-7	$27,498	$32,524	$32,457
Computer software	2-7	17,248	21,322	26,236
Furniture and fixtures	6	4,410	6,281	6,515
Land	–	1,905	1,905	1,905
Leasehold improvements	5-10	7,673	8,437	9,300

		58,734	70,469	76,413
Less accumulated depreciation		28,358	40,519	49,573

		$30,376	$29,950	$26,840

For Fiscal 2001, Fiscal 2002, Fiscal 2003 and the nine months ended November 30, 2003, depreciation and amortization expense related to property and equipment was $7,718, $9,865, $12,192 and $9,017, respectively.

5.   Credit Facilities

As of February 28, 2003, the Company had a credit agreement (the “Facility”) with a finance company to provide a $160,000 revolving credit facility (the “Revolving Facility”). The Revolving Facility was scheduled to expire on December 31, 2002 and was extended to June 30, 2003. Subsequent to February 28, 2003, the Company obtained a new credit agreement and paid all amounts outstanding under the Revolving Facility. In addition, the Company had a $75,000 acquisition loan facility with the same finance company (the “Acquisition Facility”). During Fiscal 2002, $65,000 of the Acquisition Facility was repaid. As of February 28, 2002, $10,000 was outstanding under the Acquisition Facility, which was repaid in Fiscal 2003.

Advances under the Revolving Facility were generally available up to 85% of the Company’s eligible accounts receivable and up to 50% of the Company’s eligible inventory at certain subsidiaries. The Revolving Facility bore interest at the prime rate minus 0.50%, or the London Interbank Offer Rate (“LIBOR”) plus 2.50%, at the Company’s option. Commencing December 31, 2001, the Acquisition Facility bore interest at the prime rate plus 5.0%. As of February 28, 2002 and 2003, $118,631 and $64,714, respectively, was outstanding under the Revolving Facility. As of February 28, 2002 and 2003, $17,292 and $20,925, respectively, of the Revolving

     WESTCON GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Information as of November 30, 2003 and/or for the Nine Months Ended November 30, 2002 and 2003 is Unaudited)
(amounts in thousands, except for share and per share amounts)

Facility was utilized to provide inventory purchase financing to a subsidiary. These amounts were included in accounts payable under these arrangements.

Borrowings under the Facility were collateralized by: (i) a pledge of common stock of certain subsidiaries and (ii) liens on the inventory and accounts receivable of the subsidiaries that utilize funds borrowed under the Revolving Facility. The Facility contained covenants including, but not limited to, financial covenants limiting leverage, establishing minimum liquidity and pretax earnings coverage, restricting asset sales and purchases, restricting the payment of dividends during continuing events of default, and limiting additional borrowings and the granting of certain liens. The Company was in default of a financial covenant under the Facility as of August 31, 2001, November 30, 2002 and February 28, 2003 and obtained waivers with respect to such defaults.

The prime rate and LIBOR were 4.25% and 1.34% respectively, at February 28, 2003.

On June 12, 2003, the Company obtained a new three-year $175,000 syndicated revolving credit facility for its U.S. and Canadian subsidiaries with various U.S. and Canadian lenders, including HSBC Bank USA, General Electric Capital Corporation, LaSalle Business Credit, LLC and ABN Amro Bank N.V. (the “New Revolving Facility”). Advances under the New Revolving Facility (including letters of credit) may not exceed the lesser of $175,000 or the sum of 85% of the Company’s eligible accounts receivable plus the lesser of up to 65% of the Company’s eligible inventory and 85% of the orderly liquidation value of the inventory at certain subsidiaries. The New Revolving Facility bears interest at the prime rate plus a margin that ranges from 0.25% to 0.75% or LIBOR plus a margin that ranges from 2.25% to 2.75%, at the Company’s option, and requires a commitment fee that ranges from 0.25% to 0.50% on the unutilized portion. The interest rate margins and commitment fee are determined by reference to the Company’s utilization of the New Revolving Facility. The margin and fee increase as utilization increases. Borrowings under the New Revolving Facility are collateralized by: (i) a pledge of 100% of the stock of the Company’s subsidiaries in the United States and a pledge of 66.66% of the stock of the Company’s subsidiaries in Canada and (ii) a security interest in substantially all of the assets of the Company and its subsidiaries in the United States and Canada, subject to certain exceptions in the case of the Company’s cash and cash equivalents as well as its interests in subsidiaries outside of North America. The New Revolving Facility contains certain affirmative and negative covenants including, but not limited to, financial covenants establishing minimum fixed charge coverage and tangible net worth and covenants that restrict the Company’s ability to incur debt, create liens, make acquisitions and investments, sell assets and the ability of the Company’s U.S. and Canadian subsidiaries to pay dividends to the Company.

Certain of the Company’s European subsidiaries have arrangements with a financial institution to provide up to an aggregate of $170,000 of vendor inventory purchase financing which effectively enables the Company to finance the purchase of inventory from Cisco for these subsidiaries. The financial institution may, at any time upon the occurrence of certain events, including late payments under the arrangements and a cross-default to non-payment of other debt, terminate the financings. The vendor inventory purchase financings permits these subsidiaries to order products from Cisco with the products initially paid for by the financial institution. After a specified number of days following the receipt of the product by the Company (normally 60 days), the Company is obligated to pay the financial institution for the inventory. Obligations under these financings are guaranteed by Westcon Group, Inc. and several of the Company’s European subsidiaries and are secured by inventory and inter-company accounts receivable relating to the sale of Cisco products in Europe. The Company’s subsidiaries that are party to these financings must also comply with financial covenants that establish minimum liquidity and a minimum net profit before tax to revenue percentage and maximum leverage for these subsidiaries. These arrangements also prohibit the Company’s European subsidiaries from paying dividends to the Company. As of February 28, 2002 and 2003, $94,482 and $97,849, respectively, were outstanding and are included in accounts payable under these arrangements.

One of the Company’s subsidiaries in Australia has an arrangement with a financial institution to provide up to $13.2 million of accounts receivable, foreign currency settlement and other financing. Advances under the accounts receivable arrangement are generally available for up to 85% of the subsidiary’s eligible accounts receivable and bear interest at the financial institution’s base rate plus 0.50% (currently 7.85% per annum). This arrangement contains financial covenants setting forth requirements for minimum earnings before interest and taxes to fixed charge coverage ratio, minimum after tax retained earnings and minimum net inventory value to amount outstanding under the arrangement. This arrangement expires in September 2004. As of February 28, 2003, $1,600 was outstanding and is included in accounts payable under this arrangement.

     WESTCON GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Information as of November 30, 2003 and/or for the Nine Months
Ended November 30, 2002 and 2003 is Unaudited)
(amounts in thousands, except for share and per share amounts)

One of the Company’s United Kingdom subsidiaries has a revolving credit agreement with a financial institution to provide a $10,000 revolving credit line. The revolving credit agreement expires September 30, 2003. See Note 18. Advances under the revolving credit agreement are generally available up to 85% of the subsidiary’s eligible accounts receivable and bear interest at the UK base rate (3.75% as of February 28, 2003) plus 1.50%. As of February 28, 2002 and 2003, $8,267 and $7,454, respectively, was outstanding under the revolving credit agreement.

During March, April and May of 2003, the Company entered into several accounts receivable financing arrangements with financial institutions relating to certain former Landis subsidiaries to provide up to an aggregate $40,000 of accounts receivable financing. Advances under the arrangements are generally available for up to 85% of the subsidiaries’ eligible accounts receivable and bear interest at rates based upon the respective bank’s base borrowing rates plus 1.5% to 1.75%. These arrangements expire during Fiscal 2004 and Fiscal 2005.

6.   Transactions with Datatec

At February 28, 2002 and 2003, the Company had amounts due to Datatec of $23,688 and $34,421, respectively, primarily for demand loans used for working capital purposes. The obligations bear interest at rates ranging from 4.5% to 8.0% per annum and are due beginning on November 30, 2007. During Fiscal 2001, Fiscal 2002 and Fiscal 2003, the Company incurred $1,293, $1,019 and $1,080, respectively, of interest expense related to these obligations which are included in Other expense – Datatec in the accompanying consolidated statements of operations.

During Fiscal 2002 and Fiscal 2003, the Company incurred fees of $1,200 and $3,101, respectively, for management services provided by Datatec which are included in Other expense – Datatec in the accompanying consolidated statements of operations.

During Fiscal 2001, Fiscal 2002 and Fiscal 2003, the Company had sales of $32,320, $17,841 and $23,096, respectively, to subsidiaries of Datatec, and had accounts receivable of $1,196 and $7,063 at February 28, 2002 and 2003, respectively, from these subsidiaries. The Company believes the terms of these sales transactions are at least as favorable as those it could otherwise have obtained from unrelated third parties and were negotiated on an arms-length basis.

During Fiscal 2002, the Company and Datatec entered into a tax sharing arrangement. See Note 9.

7.   Related Party Transactions

In addition to transactions with Datatec described in Note 6 above, in the ordinary course of business, the Company engages in transactions with companies owned by the minority stockholders of the Company and their affiliates. During Fiscal 2001, Fiscal 2002 and Fiscal 2003, these related parties charged the Company $282, $360 and $270, respectively, primarily for rent and car services. The Company believes the terms of the transactions with these related parties are at least as favorable as those it could otherwise have obtained from unrelated third parties and were negotiated on an arms-length basis.

During Fiscal 2000, the Company and a minority stockholder entered into a stock buy-out agreement which was terminated during Fiscal 2002. See Note 11.

During Fiscal 2002, the Company and the Company’s Chief Executive Officer entered into a Put Option Agreement. See Note 11.

In Fiscal 2002, the Company entered into an employment agreement with its Chief Executive Officer. The agreement expires on December 31, 2004 and will automatically renew for successive one year terms, but may

     WESTCON GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Information as of November 30, 2003 and/or for the Nine Months
Ended November 30, 2002 and 2003 is Unaudited)
(amounts in thousands, except for share and per share amounts)

be terminated by either party by giving 180 days’ notice at any time after January 16, 2005. Under the terms of this agreement, in addition to base salary, the Chief Executive Officer receives an annual bonus upon achievement of certain performance objectives determined by the board of directors and other customary benefits. In the event his employment is terminated by the Company for any reason other than good cause, or by him for good cause, the Chief Executive Officer will be entitled to receive the following benefits: any base salary and bonus amounts that would have been paid within the 48-month period after the effective date of the employment agreement and which have not been paid at the time of termination; base salary for 18 months following termination; an amount equal to the Company’s cost of maintaining health insurance benefits for the Chief Executive Officer and his family for a period of 18 months; full vesting of 50% of the outstanding stock options held by him that are not vested at the time of termination, which options shall be exercisable for 18 months following termination; and any amounts due under the non-competition agreement entered into between the Company and him that have not been paid as of the date of termination. In the event the Chief Executive Officer’s employment is terminated by the Company for good cause, or by him for any reason other than good cause, he will be entitled to receive a monthly amount equal to his monthly base compensation on the date the Chief Executive Officer’s employment is terminated multiplied by nine and payable in equal monthly installments for a period of 18 months and any amounts due under the non-competition agreement entered into between the Company and him that have not been paid as of the date of termination.

During Fiscal 2002, the Company entered into a $2,000 non-competition agreement with its Chief Executive Officer relating to the 18 month period which commences following the completion of the Chief Executive Officer’s employment term. As of February 28, 2002 and 2003, the Company has paid $714 and $1,143, respectively, to the Chief Executive Officer in accordance with the terms of the non-competition agreement. Such amounts are included in other assets in the accompanying consolidated balance sheets. The remaining $857 is payable in Fiscal 2004 and Fiscal 2005.

Estimated annual payments to the Chief Executive Officer under the employment agreement and the non-competition agreement are as follows:

Year Ending February 28,
2004	$1,187
2005	1,462
2006	233

$2,882

8.   Significant Vendors

Vendors who have accounted for over 10% of the Company’s consolidated purchases are as follows:

	Years Ended February 28,

	2001	2002	2003

Cisco	69%	59%	54%
Nortel	12	10	11
Avaya	3	13	12

9.   Income Taxes

Income (loss) before income taxes is as follows:

	Years Ended February 28,

	2001	2002	2003

Domestic	$42,777	$(15,033)	$(87,686)
Foreign	57,796	43,613	(4,652)

Total	$100,573	$28,580	$(92,338)

     WESTCON GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Information as of November 30, 2003 and/or for the Nine Months
Ended November 30, 2002 and 2003 is Unaudited)
(amounts in thousands, except for share and per share amounts)

The provision (benefit) for income taxes is as follows:

	Years Ended February 28,

	2001	2002	2003

Federal:
Current	$19,985	$3,236	$1,148
Deferred	(3,147)	(3,594)	(5,986)

	16,838	(358)	(4,838)

State:
Current	6,366	422	654
Deferred	(1,155)	(428)	(1,380)

	5,211	(6)	(726)

Foreign:
Current	21,007	14,332	6,318
Deferred	(1,238)	(951)	(1,519)

	19,769	13,381	4,799

Total:
Current	47,358	17,990	8,120
Deferred	(5,540)	(4,973)	(8,885)

	$41,818	$13,017	$(765)

The items accounting for the difference between income taxes computed at the U.S. Federal statutory rate and the effective rates used to calculate the provision for income taxes are as follows:

	Years Ended February 28,

	2001	2002	2003

Federal statutory rate (benefit)	35.00%	35.00%	(35.00)%
Effect of:
State taxes, net of Federal benefit	3.36	(0.01)	(0.51)
Effect of foreign operations	(0.24)	(6.17)	7.22
Non-deductible goodwill impairment	—	—	27.40
Non-deductible goodwill amortization	2.57	9.82	—
Non-deductible compensation	—	8.20	—
Other	0.89	(1.30)	0.06

Effective income tax rate	41.58%	45.54%	(0.83)%

As of February 28, 2002 and 2003, the Company had net deferred tax assets of $16,226, and $25,140, respectively. The components of the Company’s deferred income tax assets (liabilities) are as follows:

	February 28,

	2002	2003

Deferred tax assets:
Sales returns and allowances	$670	$671
Bad debt allowance	2,449	3,059
Inventory reserve	7,174	8,523
Compensatory amortization	1,286	1,491
Accrued interest	1,153	1,134
Foreign reserves and accruals	1,112	2,180
Foreign tax credit carryforwards	2,022	1,025

     WESTCON GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Information as of November 30, 2003 and/or for the Nine Months
Ended November 30, 2002 and 2003 is Unaudited)
(amounts in thousands, except for share and per share amounts)

	February 28,

	2002	2003

Tax loss carryforwards	—	7,377
Basis difference in intangible assets	—	7,793
Other	835	1,020

Total	16,701	34,273
Less: valuation allowance	—	(6,925)

Total deferred tax assets, net	16,701	27,348

Deferred tax liabilities:
Basis difference in fixed assets	(271)	(2,037)
Unrealized gain on marketable securities	(204)	(171)

Total	(475)	(2,208)

Net deferred tax asset	$16,226	$25,140

As of February 28, 2003, the Company had net operating loss carryforwards of $21,700 in certain foreign subsidiaries. These losses have various expiration dates, depending on the jurisdiction, ranging from five years to unlimited. The Company has recorded a full valuation allowance of $6,925 for losses incurred by the Landis subsidiaries because based on the available evidence, it is not more likely than not that these losses will ultimately be realized.

No provision has been made for U.S. Federal deferred income taxes on $97,400 of accumulated and undistributed earnings of foreign subsidiaries at February 28, 2003 since it is the present intention of management to reinvest the undistributed earnings in foreign operations indefinitely. In addition, the determination of the amount of unrecognized U.S. Federal deferred income tax liability for the unremitted earnings related to the investments in the foreign subsidiaries is not practicable.

In the normal course of business, the Company is audited by federal, state and foreign tax authorities which may result in assessments. The Company does not anticipate that any such assessments will have a material impact on the consolidated financial statements.

During Fiscal 2002, the Company and Datatec entered into a tax sharing arrangement pursuant to which the United Kingdom subsidiaries of the Company and of Datatec could share net operating losses in the United Kingdom for that fiscal year. During Fiscal 2003, the Company entered into a similar agreement with Datatec. This agreement expires on February 29, 2004. Under this agreement, the Company provides income taxes based upon the pre-tax income of its United Kingdom subsidiaries. During Fiscal 2003 and the nine months ended November 30, 2003, the Company paid $79 and $1,308, respectively, to the United Kingdom subsidiaries of Datatec pursuant to the tax sharing agreement.

10.   Commitments and Contingencies

Operating Leases - The Company has leases for office and warehouse locations and equipment. The leases generally require the Company to pay operating expenses. Minimum lease payments are recognized on a straight-line basis over the minimum lease term.

Minimum annual lease payments under operating leases that have initial or remaining noncancelable lease terms in excess of one year are as follows:

Year Ending February 28,
2004	$9,777
2005	8,064
2006	5,401
2007	4,159
2008	3,748
Thereafter	14,027

$45,176

Total rent expense was $9,387, $7,829 and $8,843 in Fiscal 2001, Fiscal 2002 and Fiscal 2003, respectively.

     WESTCON GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Information as of November 30, 2003 and/or for the Nine Months
Ended November 30, 2002 and 2003 is Unaudited)
(amounts in thousands, except for share and per share amounts)

Litigation - The Company has certain contingent liabilities resulting from litigation and claims, generally involving commercial and employment matters, which are incidental to the ordinary conduct of its business. Management believes that the probable resolution of such contingencies will not materially impact the consolidated financial statements.

In July 2001, the Company commenced litigation against Lucent Technologies (“Lucent”) with regards to the return of certain inventory to Lucent and payment of vendor credits owed to the Company by Lucent. The Company believes it has a meritorious case against Lucent, however, currently, the Company cannot predict the eventual outcome of this litigation.

11.  Stockholders’ Equity

Under the terms of the certificate of incorporation, the Company’s board of directors is authorized, subject to any limitations prescribed by law, to issue preferred stock in one or more series. Each series will have the rights, preferences, privileges and restrictions, such as dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the right to increase or decrease the number of shares of any series, as the board of directors may determine. The board of directors may issue preferred stock with voting or conversion rights that may have the effect of delaying, deferring or preventing a change in control of the Company.

In September 1999, the Company and a minority stockholder, that was beneficially owned by certain executive officers of the Company, entered into a stock buy-out agreement (the “Buy-Out Agreement”) giving both the Company and the minority stockholder the right to have the Company purchase all outstanding shares of common stock owned by the minority stockholder for a price based upon an earnings formula defined in the Buy-Out Agreement. The right to exercise the stock buy-out commenced on April 1, 2001 and was scheduled to expire upon the earlier of October 1, 2002 or the completion of an initial public offering by the Company. On July 16, 2001, the minority stockholder terminated the Buy-Out Agreement and entered into a new agreement with Datatec. In connection therewith, Datatec purchased a portion of the shares held by the minority stockholder at fair market value. Since the Buy-Out Agreement provided for an earnings formula price which was in excess of the fair market value of the shares, the Company recorded a non-cash charge of $6,695, representing the excess of the earnings formula price over the fair market value of the shares purchased by Datatec. Such amount was included as stock buy-out agreement charge and additional paid-in capital in Fiscal 2002.

In Fiscal 2002, the Company and the Company’s Chief Executive Officer entered into a Put Option Agreement (the “Put Option”) giving the Chief Executive Officer the right to require the Company to purchase, at fair market value, 474,624 shares of the Company’s common stock held by the Chief Executive Officer. The Put Option commences in July 2004 and expires upon the earlier of July 2007 or the completion of an initial public offering by the Company.

The components of accumulated other comprehensive income (loss), net of tax, are as follows:

	February 28,

	2002	2003

Accumulated net unrealized gain on available-for-sale
marketable securities	$290	$317
Foreign currency translation adjustment	(11,313)	(3,483)

Total	$(11,023)	$(3,166)

12.  Stock Option Plans

In January 2001, the Board of Directors of the Company adopted the Westcon Group, Inc. Stock Option Plan (the “Plan”), which was amended in July 2002. The Plan provides for grants of incentive stock options and

     WESTCON GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Information as of November 30, 2003 and/or for the Nine Months
Ended November 30, 2002 and 2003 is Unaudited)
(amounts in thousands, except for share and per share amounts)

non-qualified stock options for the purchase of up to 4,660,000 shares of the Company’s common stock to employees, board members (other than board members who serve on the compensation committee), consultants and other advisors to the Company. The Company’s compensation committee of the Board of Directors will determine the exercise price and the vesting period of the stock options. All stock options expire 10 years from the date of grant.

In Fiscal 2002, the Company granted non-qualified stock options to purchase 454,350 shares of common stock to its Chief Executive Officer in accordance with the Plan. The stock options vest over two years from the date of the grant, are subject to acceleration in the event of a change in control of the Company. The exercise price of the stock options of $6.40 per share was lower than the fair market value of the Company’s common stock at the date of grant. Accordingly, during Fiscal 2002 and Fiscal 2003, the Company recorded equity based compensation expense of $298 and $246, respectively, relating to this stock option grant.

In Fiscal 2002 and Fiscal 2003, the Company granted stock options to its employees in accordance with the Plan to purchase 2,211,400 and 407,900, respectively, shares of common stock. The stock options are exercisable at $6.40 per share. The exercise of these stock options is contingent upon the Company completing an initial public offering of the Company’s common stock within three years of each grant and vest over the three year period commencing from the date of each grant. In the event that an initial public offering is not consummated within three years from the date of grant, the stock options terminate. The measurement date for these stock options will occur as of the date of the consummation of an initial public offering.

In Fiscal 2003, the Company granted non-qualified stock options to purchase 200,000 shares of common stock to its Chairman of the board of directors in accordance with the Plan. The stock options vest over three years from the date of the grant and are exercisable at $6.40 per share.

During Fiscal 2001 and prior thereto, Datatec granted five-year stock options to purchase shares of its common stock to certain employees of the Company. Certain of the exercise prices of the stock options were below the fair market value of the Datatec common stock at the dates of grant. Such discounts are being amortized as compensation expense and credited to additional paid-in capital by the Company over the four-year vesting terms of the stock options. Amortization expense relating to Datatec stock option discounts was $2,612, $1,226 and $544 in Fiscal 2001, Fiscal 2002 and Fiscal 2003, respectively. On September 30, 2002, the life of all Datatec stock options granted to certain employees of the Company was extended from five to ten years. At that date, the exercise price of all such outstanding stock options was in excess of the fair market value of Datatec common stock.

     WESTCON GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Information as of November 30, 2003 and/or for the Nine Months
Ended November 30, 2002 and 2003 is Unaudited)
(amounts in thousands, except for share and per share amounts)

A summary of stock option transactions is as follows:

	Westcon		Datatec

	Stock Options	Weighted Average Exercise Price	Stock Options	Weighted Average Exercise Price

Outstanding March 1, 2000	—	—	1,377,239	$4.78
Granted	—	—	1,312,410	5.67
Exercised	—	—	(79,321)	3.93
Forfeited	—	—	(524,283)	5.15

Outstanding February 28, 2001	—	—	2,086,045	5.28
Granted	2,665,750	$6.40	—	—
Exercised	—	—	(139,500)	5.31
Forfeited	(45,600)	6.40	(370,172)	4.94

Outstanding February 28, 2002	2,620,150	6.40	1,576,373	5.35
Granted	607,900	6.40	—	—
Forfeited	(221,900)	6.40	(239,118)	5.96

Outstanding February 28, 2003	3,006,150	6.40	1,337,255	5.25

The following table summarizes information about Westcon stock options outstanding at February 28, 2003:

	Stock options Outstanding			Stock options Exercisable

Range of Exercise Prices	Number Outstanding As of February 28, 2003	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price	Number Exercisable As of February 28, 2003	Weighted Average Exercise Price

$6.40	3,006,150	8.6	$6.40	395,285	$6.40

The following table summarizes information about Datatec stock options outstanding at February 28, 2003:

			Stock options Outstanding			Stock options Exercisable

Range of Exercise Prices			Number Outstanding As of February 28, 2003	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price	Number Exercisable As of February 28, 2003	Weighted Average Exercise Price

$1.77	—	$3.44	126,400	6.5	$3.33	96,988	$3.29
3.85	—	4.99	290,568	5.7	3.91	290,068	3.91
5.29	—	5.58	802,137	7.2	5.48	431,194	5.47
7.32	—	10.28	118,150	7.0	8.99	75,738	9.27

			1,337,255		$5.25	893,988	$5.05

13.  Net Income (Loss) per Share

The following table sets forth the computation of basic and diluted net income (loss) per share for the periods indicated:

	Years Ended February 28,			Nine Months Ended November 30,

	2001	2002	2003	2002	2003

Net income (loss)	$58,755	$15,563	$(91,573)	$(88,116)	$6,535

Weighted average shares – basic	46,448,296	46,448,296	46,448,296	46,448,296	46,448,296
Effect of dilutive securities:
Stock options	–	–	–	–	–

     WESTCON GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Information as of November 30, 2003 and/or for the Nine Months
Ended November 30, 2002 and 2003 is Unaudited)
(amounts in thousands, except for share and per share amounts)

	Years Ended February 28,			Nine Months Ended November 30,

	2001	2002	2003	2002	2003

Weighted average shares –
diluted	46,448,296	46,448,296	46,448,296	46,448,296	46,448,296

Net income (loss) per share –
basic	$1.26	$0.34	$(1.97)	$1.90	$0.14

Net income (loss) per share –
diluted	$1.26	$0.34	$(1.97)	$1.90	$0.14

There were no stock options outstanding at February 28, 2001. Stock options to purchase 454,350 shares of common stock at February 28, 2002 and 654,350 shares of common stock at February 28, 2003 and November 30, 2002 have not been included in the computation of net income (loss) per share-diluted as their effect would have been anti-dilutive. For purposes of calculating weighted average shares-diluted for the nine months ended November 30, 2003, the Company used the stock option exercise price as of the last date of grant which was $6.40 per share. Net income (loss) per share-diluted does not include the effects of the Westcon stock options outstanding at February 28, 2002 and 2003 and November 30, 2002 and 2003 of 2,165,800, 2,351,800, 2,370,800 and 2,027,500, respectively, that were granted to employees and include the contingency for the consummation of an initial public offering. See Note 12. No stock options were granted during the nine months ended November 30, 2003.

14.  Segment Information

The Company operates in three reporting segments as a sales channel for networking and communications equipment products and services. Its business is organized into three branded divisions, Comstor, Westcon and Voda One, each focused on one of three principal vendors - Cisco Systems, Nortel Networks and Avaya, respectively. The three branded divisions represent our three reporting segments and are comprised of multiple operating segments consisting of individual subsidiaries operating in diverse geographical markets that report separately on their operations and are evaluated individually by our chief executive officer, who is our chief decision maker. As economic characteristics, principal vendors, customer type and distribution methods for the operating segments are substantially similar for each of the divisions, the Company has aggregated the operating segments by the three divisions. The Company operates in three principal geographic areas. These geographic areas are (1) the Americas (including the United States, Canada and Brazil), (2) Europe and (3) Asia Pacific.

Financial information by branded division is as follows:

	Comstor	Westcon	Voda One	Corporate	Corporate

Nine months ended
November 30, 2003
Revenue	$837,403	$400,773	$124,713	$–	$1,362,889
Gross profit	60,849	44,600	10,974	–	116,423
Operating income (loss)	23,459	19,526	5,224	(27,436)	20,773
Identifiable assets	383,643	192,647	75,508	105,699	757,497
Fiscal 2003
Revenue	$966,016	$497,816	$185,415	$–	$1,649,247
Gross profit	74,241	49,887	20,112	–	144,240
Operating income (loss)(1)	(77,272)	15,535	11,334	(36,189)	(86,592)
Identifiable assets	344,406	193,379	54,773	88,830	681,388
Fiscal 2002
Revenue	$1,060,019	$425,843	$201,586	$–	$1,687,448
Gross profit	104,201	49,456	20,662	–	174,319
Operating income (loss)	54,330	14,585	8,851	(34,805)	42,961
Identifiable assets	434,512	156,498	87,281	61,776	740,067

     WESTCON GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Information as of November 30, 2003 and/or for the Nine Months
Ended November 30, 2002 and 2003 is Unaudited)
(amounts in thousands, except for share and per share amounts)

	Comstor	Westcon	Voda One	Corporate	Total

Fiscal 2001
Revenue	$1,425,634	$510,902	$129,272	$–	$2,065,808
Gross profit	147,240	67,113	15,120	–	229,473
Operating income (loss)	93,958	13,229	8,039	(22,036)	93,190
Identifiable assets	532,723	248,892	99,957	49,603	931,175

Financial information by geographic area is as follows:

	Americas	Europe	Asia Pacific	Total

Nine months ended
November 30, 2003
Revenue	$765,235	$520,669	$76,985	$1,362,889
Gross profit	58,925	50,527	6,971	116,423
Operating income	5,066	14,639	1,068	20,773
Identifiable assets	394,272	330,200	33,025	757,497
Fiscal 2003
Revenue	$989,308	$561,965	$97,974	$1,649,247
Gross profit	80,871	55,185	8,184	144,240
Operating income (loss)(1)	(19,065)	(48,848)	(18,679)	(86,592)
Identifiable assets	326,106	320,121	35,161	681,388
Fiscal 2002
Revenue	$1,082,384	$489,444	$115,620	$1,687,448
Gross profit	100,484	59,936	13,899	174,319
Operating income	6,919	31,166	4,876	42,961
Identifiable assets	376,068	303,501	60,498	740,067
Fiscal 2001
Revenue	$1,268,341	$653,464	$144,003	$2,065,808
Gross profit	144,631	67,304	17,538	229,473
Operating income	47,905	37,445	7,840	93,190
Identifiable assets	559,953	300,647	70,575	931,175

(1) Includes a $105.2 million goodwill impairment charge relating to the Comstor division.

15.  Employee Benefit Plan

The Company has a profit sharing and 401(k) savings plan, which covers substantially all U.S. employees who meet the plan’s eligibility requirements. No contributions were made to the profit sharing plan during Fiscal 2001, Fiscal 2002 or Fiscal 2003. Employees of the Company participate in the 401(k) savings plan, whereby eligible employees may elect to make contributions to the plan subject to annual limitations established by the Internal Revenue Service. The Company may make matching contributions at the discretion of management. Matching contributions to the 401(k) savings plan were $802 and $837 in Fiscal 2001 and Fiscal 2002, respectively. Effective January 1, 2002, the Company suspended matching contributions.

16.  Gain on Sale of Marketable Securities

As of February 29, 2000, the Company owned shares of common stock of another company at a cost of $1,000. On March 31, 2000, this company became publicly listed and was subsequently acquired by another entity. During Fiscal 2001, the Company sold approximately 93% of its investment in this company and realized a gain of $32,860.

     WESTCON GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Information as of November 30, 2003 and/or for the Nine Months
Ended November 30, 2002 and 2003 is Unaudited)
(amounts in thousands, except for share and per share amounts)

17.  Non-recurring Item

During Fiscal 2002, the Company wrote-off $3,313 of previously capitalized costs which were incurred in connection with an abandoned public offering of the Company’s common stock. Such expense is included in Other expense (income) in Fiscal 2002.

18.  Subsequent Event — unaudited

Effective January 28, 2004, one of the Company’s United Kingdom subsidiaries entered into a new accounts receivable financing arrangement with a financial institution. See Note 5. Advances under this arrangement are generally available for up to 85% of the subsidiary’s eligible accounts receivable and bear interest at a rate of 2.5% below the sterling base rate (or if the discounting account is kept in a currency other than sterling, its equivalent for that currency) quoted from time to time by HSBC Bank Plc (or its successors) for London based accounts. This agreement expires on February 28, 2004, subject to automatic renewal on a monthly basis unless terminated by either party on one month’s notice.

Shares

Common Stock

PROSPECTUS

, 2004

LEHMAN BROTHERS
MERRILL LYNCH & CO.
SG COWEN
ROBERT W. BAIRD & CO.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

Amount To Be Paid

SEC registration fee		$14,571
NASD Filing fee		12,000
Nasdaq National Market listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue Sky fees and expenses		5,000
Transfer agent and registrar fees		*
Miscellaneous		*

Total	$

* To be provided by amendment

     Each of the amounts set forth above, other than the SEC registration fee, the NASD filing fee and Blue Sky fees and expenses, is an estimate.

Item 14. Indemnification of Directors and Officers.

     Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the Registrant. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. Article Seventh of the Registrant’s Certificate of Incorporation provides for indemnification by the Registrant of its directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law.

     Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or (iv) for any transaction from which the director derived an improper personal benefit. The Registrant’s Certificate of Incorporation provides for such limitation of liability to the fullest extent permitted by the Delaware General Corporation Law.

     The Registrant maintains standard policies of insurance under which coverage is provided (a) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, while acting in their capacity as directors and officers of the Registrant, and (b) to the Registrant with respect to payments which may be made by the Registrant to such officers and directors pursuant to any indemnification provision contained in the Registrant’s Certificate of Incorporation or otherwise as a matter of law.

     The proposed form of underwriting agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification of directors and certain officers of the Registrant by the underwriters against certain liabilities.

Item 15. Recent Sales of Unregistered Securities.

During the past three years, we have issued the following securities:

(a) On July 1, 2001, we issued non-qualified stock options to purchase an aggregate of 454,350 shares of our common stock to our chief executive officer at an exercise price of $6.40 per share.

(b) On October 1, 2001, we issued stock options to certain employees to purchase an aggregate of 2,211,400 shares of our common stock at an exercise price of $6.40 per share(1).

(c) On March 1, 2002, we issued stock options to certain employees to purchase an aggregate of 302,600 shares of our common stock at an exercise price of $6.40 per share(1).

(d) On April 1, 2002, we issued stock options to certain employees to purchase an aggregate of 14,300 shares of our common stock at an exercise price of $6.40 per share(1).

(e) On July 1, 2002, we issued stock options to certain employees to purchase an aggregate of 27,000 shares of our common stock at an exercise price of $6.40 per share(1).

(f) On July 17, 2002, we issued non-qualified stock options to purchase an aggregate of 200,000 shares of our common stock to the chairman of our board of directors at an exercise price of $6.40 per share.

(g) On November 1, 2002, we issued stock options to certain employees to purchase an aggregate of 64,000 shares of our common stock at an exercise price of $6.40 per share(1).

All the stock options were issued pursuant to our stock option plan. None of these stock options have been exercised, and none of the common stock issuable upon exercise of these stock options has been issued to date. The securities were issued in transactions exempt from the registration requirements of the Securities Act in reliance on Rule 701 of the Securities Act. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the certificates and other instruments issued in such transactions. Our stock option plan is a written compensatory benefit plan for the benefit of our employees, board members (other than board members who serve on the compensation committee), consultants and other advisors to the Company.

(1)	The exercise of these stock options is contingent upon us completing an initial public offering of our common stock within three years of each grant. In the event that an initial public offering is not consummated within three years from the date of grant, the stock options terminate.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits

Exhibit Number		Description

1.1	*	Form of Underwriting Agreement
3.1	*	Certificate of Incorporation
3.2	*	By-Laws
4.1	*	Form of Common Stock Certificate
4.2	*	Form of Registration Rights Agreement between Westcon Group, Inc., Datatec Limited, Mirado
Corp. and Alan Marc Smith
5.1	*	Opinion of Davis Polk & Wardwell
10.1	*	Intra-Group Services Agreement dated September 8, 2003 between Westcon Group, Inc. and Datatec Management Services (Proprietary) Limited
10.2	*	Intra-Group Services Agreement dated September 8, 2003 between Westcon Group, Inc. and Datatec International Holdings Limited
10.3	*	Management Services Agreement between Westcon Group, Inc. and Datatec Limited
10.4	*	Option Agreement between Westcon Group, Inc. and Datatec Limited
10.5	*	Non-Competition Agreement between Westcon Group, Inc. and Datatec Limited
10.6	*	Form of Promissory Note of Westcon Group, Inc. and/or its subsidiaries to Datatec Limited
10.7	*	Employment Agreement of Alan Marc Smith
10.8	*	Non-Competition Agreement between Westcon Group, Inc. and Alan Marc Smith
10.9	*	Form of Executive Officer Employment Agreement
10.10	*	Credit Agreement among HSBC Bank USA, General Electric Capital Corporation, LaSalle Business
Credit, LLC and the other American Lenders, and General Electric Capital Canada Inc., HSBC Bank
USA (Toronto Branch), ABN AMRO Bank N.V. and the other Canadian Lenders, and Westcon
Group, Inc., Westcon Group North America, Inc. and Westcon Canada Systems (WCSI) Inc.
10.11	*	Westcon Group, Inc. Stock Option Plan
10.12	*	Datatec Share Option Scheme
21.1		List of Subsidiaries of the Registrant
23.1		Consent and Report on Schedule of Deloitte & Touche LLP
23.2	*	Consent of Davis Polk & Wardwell (included in Exhibit 5)
24.1		Power of Attorney (included on signature page)

* To be filed by amendment.

      (b) Financial Statement Schedules

      The following financial statement schedule is filed as part of this Registration Statement:

      Schedule II – Valuation and Qualifying Accounts.

     All other schedules to which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.

Item 17. Undertakings

      The undersigned hereby undertakes:

     (a) The undersigned Registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 14 of this Registration Statement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      (c) The undersigned Registrant hereby undertakes that:

      (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tarrytown, State of New York, on the 2nd day of March, 2004.

WESTCON GROUP, INC.

By:	/s/ Alan Marc Smith

	Name:	Alan Marc Smith
	Title:	President and Chief Executive Officer

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Alan Marc Smith, John P. O’Malley III and Thomas Dolan, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agents full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Alan Marc Smith	Director, President and Chief Executive	March 2, 2004
Officer
Alan Marc Smith	(principal executive officer)

/s/ John P. O’Malley III	Vice President, Finance and	March 2, 2004
Chief Financial Officer
John P. O’Malley III	(principal financial and accounting officer)

/s/ Thomas Dolan	Director and Executive Vice President	March 2, 2004

Thomas Dolan

/s/ John McCartney	Chairman of the Board of Directors	March 2, 2004

John McCartney

/s/ Jens Montanana	Director	March 2, 2004

Jens Montanana

/s/ Christopher Seabrooke
	Director	March 2, 2004
Christopher Seabrooke

Schedule II

WESTCON GROUP, INC. AND SUBSIDIARIES

Valuation and Qualifying Accounts
(in thousands)

		Additions

Accounts receivable allowances	Balance at Beginning of Period	Charged (Credited) to Costs and Expenses	Charged (Credited) to Other Accounts	Deductions(A)	Balance at End of Period

Year ended February 28, 2001	$10,923	$12,839	$–	$10,199	$13,563
Year ended February 28, 2002	$13,563	$9,638	$–	$10,400	$12,801
Year ended February 28, 2003	$12,801	$11,536	$–	$11,293	$13,044
Nine months ended November 30, 2003
(unaudited)	$13,044	$7,237	$–	$4,382	$15,899

(A)	Represents uncollectible accounts written-off, net of recoveries, including currency translation adjustments of $(217), $109, $1,796 and $516, for the years ended February 28, 2001, 2002, 2003, and the nine months ended November 30, 2003, respectively.

EXHIBIT INDEX

Exhibit Number		Description

1.1	*	Form of Underwriting Agreement
3.1	*	Certificate of Incorporation
3.2	*	By-Laws
4.1	*	Form of Common Stock Certificate
4.2	*	Form of Registration Rights Agreement between Westcon Group, Inc., Datatec Limited, Mirado
Corp. and Alan Marc Smith
5.1	*	Opinion of Davis Polk & Wardwell
10.1	*	Intra-Group Services Agreement dated September 8, 2003 between Westcon Group, Inc. and Datatec Management Services (Proprietary) Limited
10.2	*	Intra-Group Services Agreement dated September 8, 2003 between Westcon Group, Inc. and Datatec International Holdings Limited
10.3	*	Management Services Agreement between Westcon Group, Inc. and Datatec Limited
10.4	*	Option Agreement between Westcon Group, Inc. and Datatec Limited
10.5	*	Non-Competition Agreement between Westcon Group, Inc. and Datatec Limited
10.6	*	Form of Promissory Note of Westcon Group, Inc. and/or its subsidiaries to Datatec Limited
10.7	*	Employment Agreement of Alan Marc Smith
10.8	*	Non-Competition Agreement between Westcon Group, Inc. and Alan Marc Smith
10.9	*	Form of Executive Officer Employment Agreement
10.10	*	Credit Agreement among HSBC Bank USA, General Electric Capital Corporation, LaSalle Business
Credit, LLC and the other American Lenders, and General Electric Capital Canada Inc., HSBC Bank
USA (Toronto Branch), ABN AMRO Bank N.V. and the other Canadian Lenders, and Westcon
Group, Inc., Westcon Group North America, Inc. and Westcon Canada Systems (WCSI) Inc.
10.11	*	Westcon Group, Inc. Stock Option Plan
10.12	*	Datatec Share Option Scheme
21.1		List of Subsidiaries of the Registrant
23.1		Consent and Report on Schedule of Deloitte & Touche LLP
23.2	*	Consent of Davis Polk & Wardwell (included in Exhibit 5)
24.1		Power of Attorney (included on signature page)

* To be filed by amendment.